   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 19, 2000

                                            REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                              FIFTH THIRD BANCORP
             (Exact name of registrant as specified in its charter)

               OHIO                               6711                               31-0854434
 (State or other jurisdiction of      (Primary Standard Industrial      (I.R.S. Employer Identification No.)
  incorporation or organization)      Classification Code Number)

                            ------------------------
                   FIFTH THIRD CENTER, CINCINNATI, OHIO 45263
                                 (513) 579-5300
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                            ------------------------
                             PAUL L. REYNOLDS, ESQ.
                              FIFTH THIRD BANCORP
                            38 FOUNTAIN SQUARE PLAZA
                             CINCINNATI, OHIO 45263
                                 (513) 579-5300
                              (513) 744-6757 (FAX)
(Name, address, including zip code and telephone number, including area code, of agent for service)
                            ------------------------
                          COPIES OF COMMUNICATIONS TO:

             Richard G. Schmalzl, Esq.                            Martin D. Werner, Esq.
               H. Samuel Lind, Esq.                              Werner & Blank, Co., LPA
            Graydon Head & Ritchey LLP                             7205 W. Central Ave.
              1900 Fifth Third Center                               Toledo, Ohio 43617
                 511 Walnut Street                                    (419) 841-8051
              Cincinnati, Ohio 45202                               (419) 841-8380 (Fax)
                  (513) 621-6464
               (513) 651-3836 (Fax)

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
PUBLIC: As soon as practicable after this registration statement becomes effective and upon the effective time of the merger of Capital Holdings, Inc. with and into the Registrant pursuant to the affiliation agreement described in the enclosed proxy statement/prospectus included as Part I of this registration statement.

    If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the registration statement number of the earlier effective registration statement for the same offering. [ ]

                        CALCULATION OF REGISTRATION FEE

-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
  TITLE OF EACH CLASS                               PROPOSED MAXIMUM        PROPOSED MAXIMUM
  OF SECURITIES TO BE         AMOUNT TO BE         OFFERING PRICE PER      AGGREGATE OFFERING          AMOUNT OF
      REGISTERED             REGISTERED(1)                UNIT                   PRICE            REGISTRATION FEE(3)
-----------------------------------------------------------------------------------------------------------------------
Common Stock, no par
  value................     5,800,000 shares          $33.9375(2)           $269,785,172(2)            $71,223.29
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------

(1) Represents the maximum number of shares of Registrant's common stock that the Registrant expects would be issuable to shareholders of Capital Holdings, Inc., a one bank holding company owning all of the outstanding common stock of Capital Bank, NA, pursuant to the affiliation agreement, including shares issuable upon the exercise of outstanding stock options.

(2) Estimated solely for the purpose of computing the registration fee based upon $33.9375, the average of the high and low prices of the common stock, no par value per share of Capital Holdings, Inc. as reported on the Nasdaq Over-the-Counter Bulletin Board on December 15, 2000, in accordance with Rule 457(f)(1) of the General Rules and Regulations under the Securities Act of 1933.

(3) The registration fee of $71,223.29 was calculated pursuant to Rule 457(f) of the General Rules and Regulations under the Securities Act of 1933 by multiplying (A) .000264 by (B) the proposed maximum offering price.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                 SUBJECT TO COMPLETION, DATED DECEMBER 19, 2000

                            ------------------------

                   PROXY STATEMENT FOR CAPITAL HOLDINGS, INC.
                                SPECIAL MEETING

                            ------------------------

                       PROSPECTUS OF FIFTH THIRD BANCORP

                            ------------------------

     The boards of directors of Capital Holdings, Inc. and Fifth Third Bancorp have agreed that Fifth Third will acquire Capital Holdings in a merger. If the merger is completed, each outstanding share of Capital Holdings common stock will be exchanged for .638 of a share of Fifth Third common stock. Cash will be paid in lieu of issuing fractional shares.

     Based on the $     closing price per share of Fifth Third common stock on
          , 2001, the value of .638 of a share of Fifth Third common stock was
$     . Because the number of shares of Fifth Third common stock you will receive in the merger is fixed, the value of the shares of Fifth Third common stock you will receive in the merger will fluctuate as the price of Fifth Third common stock changes. We encourage you to obtain current market price quotations for Fifth Third common stock.

     The merger cannot be completed unless the shareholders of Capital Holdings adopt the affiliation agreement and approve the control share acquisition by Fifth Third of more than a majority of the voting power of Capital Holdings. Capital Holdings has scheduled a special meeting for its shareholders to vote on these matters.

     THE CAPITAL HOLDINGS BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE HOLDERS OF CAPITAL HOLDINGS COMMON STOCK VOTE FOR THE ADOPTION OF THE AFFILIATION AGREEMENT AND APPROVAL OF THE CONTROL SHARE ACQUISITION.

     Whether or not you plan to attend the special meeting, please take the time to vote by completing, signing and mailing the enclosed proxy card to us. Alternatively, if you hold shares of Capital Holdings common stock directly in your name, you may vote over the Internet or by telephone by following the instructions set forth on the Proxy Card. YOUR VOTE IS VERY IMPORTANT.

     Fifth Third common stock is traded on The Nasdaq National Market under the symbol "FITB." Capital Holdings common stock is traded in the over-the-counter market on the Nasdaq bulletin board system under the symbol "CLHD."

                            ------------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

     THE SHARES OF FIFTH THIRD COMMON STOCK ARE NOT SAVINGS ACCOUNTS, DEPOSITS OR OTHER OBLIGATIONS OF ANY BANK OR SAVINGS ASSOCIATION AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY. COMMON STOCK IS SUBJECT TO INVESTMENT RISKS, INCLUDING LOSS OF VALUE.

                            ------------------------

     THE INFORMATION IN THIS DOCUMENT IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT ISSUE THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS DOCUMENT IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

       The date of this proxy statement/prospectus is             , 2001

                               TABLE OF CONTENTS

                                                                PAGE
                                                                ----
QUESTIONS AND ANSWERS ABOUT THE MERGER......................      1
SUMMARY.....................................................      3
THE SPECIAL MEETING.........................................      9
  Purpose of the Meeting....................................      9
  Voting and Revocability of Proxies........................      9
  Vote Required.............................................     10
  Solicitation of Proxies...................................     11
PROPOSAL -- MERGER OF CAPITAL HOLDINGS INTO FIFTH THIRD.....     13
  Structure of the Merger...................................     13
  Corporate Governance......................................     13
  Merger Consideration......................................     13
  No Fractional Shares......................................     13
  Effective Time of the Merger..............................     13
  Exchange of Certificates..................................     14
  Background of the Merger..................................     14
  Recommendation of the Capital Holdings Board of Directors
     and Reasons for the Merger.............................     16
  Opinion of Capital Holdings' Financial Advisor............     17
  Federal Income Tax Consequences...........................     23
  Accounting Treatment......................................     24
  Resale of Fifth Third Common Stock by Affiliates..........     24
  Dissenters' Rights of Appraisal...........................     25
TERMS OF THE AFFILIATION AGREEMENT..........................     27
  Representations and Warranties............................     27
  Conduct Pending the Merger................................     27
  Conditions to Closing.....................................     28
  Termination; Amendment; Waiver............................     29
  Interests of Certain Persons in the Merger................     30
  Effect on Capital Holdings' Employees.....................     32
FIFTH THIRD BANCORP.........................................     34
  Description of Business...................................     34
  Recent Developments.......................................     34
  Additional Information....................................     35
CAPITAL HOLDINGS, INC.......................................     36
  Description of Business...................................     36
  Additional Information....................................     36
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL
  INFORMATION...............................................     37
SELECTED HISTORICAL FINANCIAL DATA OF FIFTH THIRD...........     48
SELECTED HISTORICAL FINANCIAL DATA OF CAPITAL HOLDINGS......     50
DESCRIPTION OF CAPITAL STOCK AND COMPARATIVE RIGHTS OF
  SHAREHOLDERS..............................................     52
  Voting Rights.............................................     52
  Dividends.................................................     53
  Preemptive Rights.........................................     53
  Rights Upon Liquidation...................................     53
  Indemnification and Personal Liability of Directors and
     Officers...............................................     53
  Shareholders' Meetings....................................     53
  Removal of Directors......................................     54

                                                                PAGE
                                                                ----
  Amendment to Charter Documents............................     54
  Vacancies on the Board of Directors.......................     55
  Advance Notice Requirements for Nominations of Directors
     at Meetings of Shareholders............................     55
  Subscription, Conversion, Redemption Rights; Stock
     Nonassessable..........................................     56
  Change-of-Control Provisions..............................     56
REGULATION OF FINANCIAL INSTITUTIONS........................     57
  Holding Company Regulation................................     57
  Capital Requirements......................................     58
  Regulation of Depository Institutions.....................     58
LEGAL MATTERS...............................................     59
EXPERTS.....................................................     59
WHERE YOU CAN FIND MORE INFORMATION.........................     59

ANNEXES:

Annex A: Affiliation Agreement dated as of October 24, 2000 by and between Fifth Third Bancorp and Capital Holdings, Inc.
            (excluding exhibits)

Annex B:    Fairness Opinion of Austin Associates, Inc.

Annex C:    Section 1701.85 of the Ohio Revised Code

Annex D:    Acquiring Person Statement

                     QUESTIONS AND ANSWERS ABOUT THE MERGER

Q: WHY DO CAPITAL HOLDINGS AND FIFTH THIRD WANT TO MERGE?

A: The Capital Holdings board of directors believes that you will benefit by becoming a shareholder of Fifth Third, which has a strong financial performance record. The Capital Holdings board also believes that you will benefit from the opportunity for potential future appreciation of Fifth Third common stock. Fifth Third wants to better serve its customers in Capital Holdings' service areas and to expand Fifth Third's presence in those markets.

Q: WHAT WILL I RECEIVE FOR MY CAPITAL HOLDINGS SHARES?

A: You will receive .638 of a share of Fifth Third common stock for each share of Capital Holdings common stock that you own at the effective time of the merger. Fifth Third will not issue any fractional shares. Instead, you will receive cash in lieu of any fractional share owed to you in an amount based on the average closing price of Fifth Third common stock for the 20 consecutive trading days ending on the fifth trading day before the effective
   date of the merger. As of the close of business on             , 2000, the
   market value of .638 of a share of Fifth Third common stock was $          .
   The market value of the shares of Fifth Third common stock that you will receive in the merger will fluctuate both before and after the merger.

Q: WHEN DO YOU EXPECT THE MERGER TO BE COMPLETED?

A: We hope to complete the merger as soon as possible after the special shareholders' meeting, assuming the required shareholder approval is obtained. The merger is also subject to the approval of federal and state banking regulatory authorities and the satisfaction of other closing conditions.

Q: WHEN AND WHERE WILL THE SPECIAL MEETING TAKE PLACE?

A: The special meeting will be held at 10:00 a.m., Eastern Standard Time, on
               , 2001, at                ,                ,                ,
                  .

Q: WHAT DO I NEED TO DO NOW?

A: After reviewing this document, submit your proxy, either by executing and returning the enclosed proxy card or, if you hold shares directly in your name, by voting electronically over the Internet or by telephone. By submitting your proxy, you authorize the individuals named in the proxy to represent you and vote your shares at the special meeting in accordance with your instructions. These persons also may vote your shares to adjourn the special meeting from time to time and will be authorized to vote your shares at any adjournments of the special meeting. YOUR PROXY VOTE IS IMPORTANT. WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING, PLEASE SUBMIT YOUR PROXY PROMPTLY EITHER IN THE ENCLOSED ENVELOPE, OVER THE INTERNET OR BY TELEPHONE.

Q: CAN I VOTE BY TELEPHONE OR OVER THE INTERNET IF I AM NOT A REGISTERED
   SHAREHOLDER?

A: If your shares are held in "street name" by a broker or other nominee, you should check the voting form used by that firm to determine whether you will be able to vote by telephone or over the Internet.

Q: HOW WILL MY SHARES BE VOTED IF I RETURN A BLANK PROXY CARD?

A: If you sign, date and send in your proxy card and do not indicate how you want to vote, your proxies will be counted as a vote in favor of adoption of the affiliation agreement.

Q: WHAT WILL BE THE EFFECT IF I DO NOT VOTE?

A: Your failure to vote will have the same effect as if you voted against the affiliation agreement.

Q: CAN I VOTE MY SHARES IN PERSON?

A: Yes, if you own your shares in certificate form. You may attend the special meeting and vote your shares in person rather than signing and mailing your proxy card. However, in order to ensure that your vote is counted at the special meeting we recommend that you sign, date and promptly mail the enclosed proxy card.

Q: CAN I CHANGE MY MIND AND REVOKE MY PROXY?

A: Yes, you may revoke your proxy and change your vote at any time before the polls close at the special meeting by:

     - signing another proxy with a later date,

     - voting by telephone or over the Internet,

     - giving written notice of the revocation of your proxy to the Secretary of Capital Holdings prior to the special meeting, or

     - voting in person at the special meeting.

     Your latest dated proxy or vote will be counted.

Q: IF MY SHARES ARE HELD IN "STREET NAME" BY MY BROKER, WILL MY BROKER VOTE MY
   SHARES FOR ME?

A: Your broker will vote your shares only if you instruct your broker on how to vote. Your broker will send you directions on how you can instruct your broker to vote. Your broker cannot vote your shares without instructions from you.

Q: SHOULD I SEND IN MY STOCK CERTIFICATES NOW?

A: No. If the merger is completed, we will send you written instructions for exchanging your stock certificates.

Q: WHO CAN ANSWER MY QUESTIONS ABOUT THE MERGER?

A: If you have more questions about the merger, please contact                at
                  ,                ,                ,
   (       )                -               .

                                    SUMMARY

     This summary highlights selected information from this document and may not contain all of the information that is important to you. To understand the merger fully and for a more complete description of the legal terms of the merger, you should read carefully this entire document, including the annexes, and the other documents we refer to. For more information about Fifth Third and
Capital Holdings, see "Where You Can Find More Information." (page   )

THE COMPANIES

FIFTH THIRD BANCORP
38 FOUNTAIN SQUARE PLAZA
CINCINNATI, OHIO 45263
(513) 579-5300

     Fifth Third is a registered financial holding company, incorporated under Ohio law, which conducts its principal activities through its banking and non-banking subsidiaries. Fifth Third's six subsidiary depository institutions operate a general banking business from 667 offices located throughout Ohio, Indiana, Kentucky, Illinois, Michigan, Florida and Arizona. At September 30, 2000, on a consolidated basis, Fifth Third had assets of approximately $44.4 billion, deposits of approximately $25.5 billion and shareholders' equity of approximately $4.4 billion. Fifth Third common stock is traded on the Nasdaq National Market under the symbol "FITB."

CAPITAL HOLDINGS, INC.
5520 MONROE STREET
SYLVANIA, OHIO 43560
(419) 885-7379

     Capital Holdings is a one bank holding company incorporated under Ohio law. Capital Holdings owns all of the stock of Capital Bank, N.A. a national banking association, which is headquartered in Sylvania, Ohio. Capital Bank operates its one banking office located in the Northwestern Ohio county of Lucas. At September 30, 2000, Capital Holdings, on a consolidated basis, had assets of approximately $1.1 billion, deposits of approximately $873.9 million and shareholders' equity of approximately $94.6 million. Capital Holdings common stock is traded in the over-the-counter market on the Nasdaq bulletin board system under the symbol "CLHD."

THE MERGER

     Pursuant to the affiliation agreement between Capital Holdings and Fifth Third dated as of October 24, 2000, at the effective time of the merger, Capital Holdings will merge with and into Fifth Third. Fifth Third will issue shares of its common stock to the existing shareholders of Capital Holdings in exchange for their shares of Capital Holdings common stock. Simultaneously with the merger, we anticipate that Capital Bank, N.A. will merge with and into Fifth Third Bank, Western Ohio.

CAPITAL HOLDINGS SHAREHOLDERS WILL RECEIVE FIFTH THIRD STOCK IN THE MERGER

     If the merger is completed, you will have the right to receive .638 of a share of Fifth Third common stock for each share of Capital Holdings common stock that you own as of the effective time of the merger. Based on the
$          closing price per share of Fifth Third common stock on             ,
2000, the value of .638 of a share of Fifth Third common stock was $          .

     The number of shares of Fifth Third common stock you will receive in the merger is subject to adjustments for stock dividends and similar events before the merger is completed. Such adjustments will not alter the value of the exchange ratio, but the value of the shares of Fifth Third common stock to be issued in the merger will fluctuate from time to time.

NO FRACTIONAL SHARES WILL BE ISSUED

     Fifth Third will not issue any fractional shares. Instead, you will receive cash in lieu of any fractional share of Fifth Third common stock owed to you in an amount based on the average closing price of Fifth Third common stock for the 20 consecutive trading days ending on the fifth trading day before the date on which the merger occurs.

TAX CONSEQUENCES OF THE MERGER

     The exchange of shares is expected to be tax-free to you for federal income tax purposes, except for taxes payable on any cash you receive in lieu of fractional shares. The expected material federal income tax consequences are set
out in greater detail on page   .

     Tax matters are very complicated and the tax consequences of the merger to you will depend on the facts of your own situation. You are urged to consult your tax advisor for a full understanding of the tax consequences of the merger to you.

REASONS FOR THE MERGER

     The Capital Holdings board believes that in the rapidly changing environment of the banking industry, Capital Holdings' long-term goal of enhancing shareholder value will be reached by merging with Fifth Third. In addition, the Capital Holdings board believes that the customers and community served by Capital Holdings will benefit from the merger.

     You can find a more detailed discussion of the background to the affiliation agreement and Capital Holdings' and Fifth Third's reasons for the merger in this document under "Proposal -- Merger of Capital Holdings into Fifth Third -- Background of the Merger" beginning on page and "-- Recommendation of the Capital Holdings Board of Directors and Reasons for the Merger" beginning on
page   .

OPINION OF FINANCIAL ADVISOR

     Among other factors considered in deciding to approve the merger, the Capital Holdings board of directors received the opinion of its financial advisor, Austin Associates, Inc. that, as of October 24, 2000 (the date of the Capital Holdings board's vote on the merger), the merger consideration was fair to the holders of Capital Holdings common stock from a financial point of view. We have attached a copy of this opinion to this document as Annex B. You should read this opinion completely to understand the assumptions made, matters considered and limitations of the review undertaken by Austin Associates in providing its opinion.

RECOMMENDATION TO CAPITAL HOLDINGS SHAREHOLDERS

     The Capital Holdings board of directors unanimously recommends that you vote FOR adoption of the affiliation agreement and approval of the control share acquisition.

THE SPECIAL MEETING

     A special meeting of the Capital Holdings shareholders will be held at
10:00 a.m., Eastern Standard Time, on                            , 2001, at
               ,               ,                . Holders of Capital Holdings
common stock outstanding as of the close of business on             , 2000 are
entitled to vote at the special meeting and will be asked to consider and vote upon:

     - the adoption of the affiliation agreement, including approval of the control share acquisition by Fifth Third of a majority of the voting power of Capital Holdings; and

     - any other matters as are properly presented at the special meeting.

     As of the date of this document, the Capital Holdings board does not know of any other matters that will be presented at the special meeting.

VOTES REQUIRED

     At the special meeting, the affiliation agreement must be adopted by the affirmative vote of at least two-thirds of the shares of Capital Holdings common
stock outstanding at the close of business on             , 2000.

     Adoption of the affiliation agreement will also authorize the Capital Holdings board to exercise its discretion on whether to proceed with the merger in the event Capital Holdings has the right to terminate the affiliation agreement. This determination may be made without notice to, or the resolicitation of proxies from, the Capital Holdings shareholders.

     The merger also constitutes a "control share acquisition" by Fifth Third of a majority of the voting power of Capital Holdings under the Ohio Control Share Acquisition Act. At the special meeting, this control share acquisition by Fifth Third of more than a majority of the voting power of Capital Holdings must also be approved by (1) a majority of the shares of Capital Holdings common stock represented at the special meeting, and (2) a majority of the shares of Capital Holdings common stock represented at the special meeting which are not deemed to be "interested shares" under the Ohio Control Share Acquisition Act. A vote for adoption of the affiliation agreement will also constitute a vote for approval of the control share acquisition.

SHARE OWNERSHIP OF CAPITAL HOLDINGS' MANAGEMENT AND DIRECTORS

     On             , 2000, the record date for the special meeting, directors of Capital Holdings and
their affiliates beneficially owned and were entitled to vote
shares of Capital Holdings common stock, or      % of the Capital Holdings
shares outstanding on that date. The Capital Holdings directors have indicated
that they intend to vote all                shares of Capital Holdings common
stock owned of record by them in favor of the proposal to adopt the affiliation agreement and approve the control share acquisition.

OWNERSHIP OF FIFTH THIRD FOLLOWING THE MERGER

     Based on the number of shares of Fifth Third common stock and Capital Holdings common stock and options to purchase Capital Holdings common stock outstanding on the record date, Fifth Third would issue approximately 5.07 million shares of its common stock to Capital Holdings shareholders in the merger. This would constitute approximately one percent of the outstanding stock of Fifth Third immediately after the merger.

CONDITIONS TO THE MERGER

     Fifth Third and Capital Holdings will complete the merger only if certain conditions are satisfied. Some of these conditions include:

     - the adoption of the affiliation agreement by Capital Holdings' shareholders; and

     - the receipt of certain regulatory approvals and the expiration of any waiting periods.

     Fifth Third applied to the Board of Governors of the Federal Reserve System
for approval of the merger on                , 2000.

     Some of the conditions to the merger may be waived by the company entitled to assert the condition.

RIGHT TO TERMINATE

     The boards of directors of Fifth Third and Capital Holdings may jointly agree in writing to terminate the affiliation agreement without completing the merger. In addition, either company can individually terminate the affiliation agreement prior to the completion of the merger if:

     - the other party breaches any of the material representations or warranties it made or it materially fails to comply with any of its obligations under the affiliation agreement;

     - the merger is not completed by June 30, 2001;

     - the parties do not obtain the required regulatory approvals;

     - Capital Holdings' shareholders do not adopt the affiliation agreement; or

     - other conditions to closing the merger have not been satisfied.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     When considering the Capital Holdings board's recommendation that Capital Holdings' shareholders vote to adopt the affiliation agreement, you should be aware that certain Capital Holdings directors and officers may have interests in the merger that are different from, or in addition to, yours. These interests exist because of the terms of the affiliation agreement.

     The members of Capital Holdings' board of directors knew about and considered these additional interests when they approved the affiliation agreement.

     FIFTH THIRD EMPLOYMENT AGREEMENTS. As a condition to the consummation of the merger, the affiliation agreement requires Fifth Third to enter into employment agreements with John S. Szuch, Capital Holdings' Chairman and Chief Executive Officer, Robert A. Sullivan, Capital Holdings' President and Chief Operating Officer, and Bruce K. Lee, Capital Holdings' Executive Vice President. Mr. Szuch's proposed employment agreement would employ Mr. Szuch as the Chairman and a director of Fifth Third Bank (Northwestern Ohio) and calls for an initial annual base salary of $226,720 and an annual cash bonus of $240,000. Mr. Sullivan's proposed employment agreement would employ Mr. Sullivan as the President, CEO and a director of Fifth Third Bank (Northwestern Ohio) and the agreement calls for an initial annual base salary of $226,720 and an annual cash bonus of $240,000. Mr. Lee's proposed employment agreement would employ Mr. Lee as an Executive Vice President of Fifth Third Bank (Northwestern Ohio) and calls for an initial annual base salary of $156,000 and an annual cash bonus of $170,000.

     FIFTH THIRD SEVERANCE AGREEMENTS. As a condition to the consummation of the merger, the affiliation agreement requires Fifth Third to enter into severance agreements with Michael P. Killian, Capital Holdings' Senior Vice President, Stephen J. Kovatch, Capital Holdings' Senior Vice President, and David L. Mead, Capital Holdings' Senior Vice

President and Chief Financial Officer. Under the proposed severance agreements, upon termination of employment in certain circumstances, Mr. Kovatch and Mr. Killian would each receive $230,000 and Mr. Mead would receive $215,000.

     STOCK OPTIONS. Upon consummation of the merger, all outstanding awards, options or other rights to purchase or acquire Capital Holdings common stock under Capital Holdings 1988 Incentive Stock Option Plan, 1996 Incentive Stock Option Plan, Non-Employee Director Stock Option Plan and 1999 Long-Term Incentive Plan will vest, become immediately exercisable and be converted into options to purchase Fifth Third common stock.

     INDEMNIFICATION AND LIABILITY INSURANCE. Fifth Third will assume all provisions for indemnification now existing in favor of the directors and officers of Capital Holdings and its subsidiaries. Fifth Third also will purchase and keep in effect for a two-year period, a policy of directors' and officers' liability insurance providing coverage for acts or omissions of the type currently covered by Capital Holdings' existing directors' and officers' liability insurance for acts or omissions occurring at or prior to the merger as long as such coverage may be obtained on commercially reasonable terms.

EFFECT ON CAPITAL HOLDINGS' EMPLOYEES

     EMPLOYMENT. Fifth Third shall consider employing as many of the employees of Capital Holdings and its subsidiaries who desire employment within the Fifth Third holding company system as possible, to the extent of available positions and consistent with Fifth Third's standard staffing levels and personnel policies.

     FIFTH THIRD EMPLOYEE BENEFIT PLANS. Fifth Third shall provide each of the full-time employees of Capital Holdings and its subsidiaries who become employees of Fifth Third or its affiliates, as a group, with employee benefit plans that in the aggregate are of comparable value to the benefit plans maintained by Fifth Third for similarly-situated employees of Fifth Third. Former Capital Holdings employees shall be given credit for prior service with Capital Holdings and its subsidiaries for purposes of eligibility, vesting and accrual of benefits.

     SEVERANCE. The affiliation agreement provides for the payment of severance amounts to employees of Capital Holdings who do not have an employment or severance agreement under certain conditions upon termination of employment.

     RETIREMENT SAVINGS PLAN VESTING. The affiliation agreement allows Capital Holdings to amend its Retirement Savings Plan to provide for the immediate vesting of all participants' account balances, including employer matching and profit sharing contributions.

DISSENTERS' RIGHTS

     If you (1) do not vote to approve the affiliation agreement and (2) deliver a written demand for payment of the fair cash value of your shares of Capital Holdings common stock not later than ten days after the special meeting, you shall be entitled, if and when the merger is completed, to receive the fair cash value of your shares of Capital Holdings common stock. Your right to receive the fair cash value of your Capital Holdings shares of common stock, however, is contingent upon your strict compliance with the procedures set forth in Ohio Revised Code Section 1701.85, a copy of which is attached to this document as Annex C. If you wish to submit a written demand for payment of the fair cash value of your shares of Capital Holdings common stock, you should deliver your
demand no later than             , 2001 to                ,                of
Capital Holdings, Inc., 5520 Monroe Street, Sylvania, Ohio 43560.

ACCOUNTING

     Fifth Third intends the merger to qualify for pooling-of-interests accounting treatment.

RECENT DEVELOPMENTS

     Fifth Third's strategy for growth includes strengthening its presence in core markets, expanding into contiguous markets and broadening its product offerings. Consistent with this strategy, in addition to the merger, Fifth Third recently acquired Ottawa Financial Corporation, a unitary savings and loan holding company headquartered in Holland, Michigan and entered into an agreement to acquire Old Kent Financial Corporation, a financial holding company headquartered in Grand Rapids, Michigan. Fifth Third's pending acquisition of Old Kent Financial Corporation is expected to be completed during the second quarter of 2001, after the completion of the merger with Capital Holdings.

COMPARATIVE MARKET PRICES AND DIVIDENDS

     Fifth Third common stock is traded on the Nasdaq National Market under the symbol "FITB" and Capital Holdings common stock is traded in the over-the-counter market on the Nasdaq bulletin board system under the symbol "CLHD." On October 24, 2000, the business day immediately preceding the public announcement of the execution of the affiliation agreement setting forth the
terms of the merger, and on                            , 2001, the most recent
practicable date prior to the printing of this document, the market prices of Fifth Third common stock and Capital Holdings common stock and the equivalent price per share of Capital Holdings common stock giving effect to the merger were as follows:

                                                              OCTOBER 24,        ,
                                                                 2000          2001
                                                              -----------   -----------
Fifth Third
  Common Stock
  (Closing sales price).....................................    $51.44        $
Capital Holdings
  Common Stock
  (Closing sales price).....................................    $25.25        $
Equivalent Price Per Share of Capital Holdings Common
  Stock.....................................................    $32.82        $

     The "Equivalent Price Per Share of Capital Holdings Common Stock" at each specified date in the immediately preceding table represents the closing sales price of a share of Fifth Third common stock on that date multiplied by the exchange ratio of .638, which is the number of shares of Fifth Third common stock that a Capital Holdings shareholder would receive for each share of Capital Holdings common stock owned. Shareholders should obtain current market quotations for shares of Fifth Third common stock and Capital Holdings common stock prior to making any decisions with respect to the merger.

     The following table sets forth (in per share amounts), for the calendar quarters indicated, the high and low sales prices and the cash dividends declared during each quarterly period. These amounts have been retroactively adjusted to reflect, in the case of Fifth Third, the 3-for-2 stock splits effected in the form of stock dividends paid July 14, 2000 and April 15, 1998, and, in the case of Capital Holdings, the 3-for-1 stock split effected in the form of a stock dividend paid July 15, 1999:

                                      FIFTH THIRD COMMON STOCK       CAPITAL HOLDINGS COMMON STOCK
                                    -----------------------------    -----------------------------
                                                        DIVIDENDS                        DIVIDENDS
                                     HIGH      LOW      DECLARED      HIGH      LOW      DECLARED
                                    ------    ------    ---------    ------    ------    ---------
1998:
First Quarter.....................  $39.22    $33.00     $0.113      $16.50    $16.50     $0.070
Second Quarter....................   42.08     31.67      0.113       18.17     18.17      0.070
Third Quarter.....................   44.83     32.83      0.113       18.33     18.33      0.070
Fourth Quarter....................   49.42     33.54      0.133       20.00     20.00      0.080

1999:
First Quarter.....................   50.29     41.58      0.133       21.00     21.00      0.080
Second Quarter....................   49.50     41.08      0.133       22.25     22.25      0.080
Third Quarter.....................   46.58     39.08      0.160       27.00     27.00      0.080
Fourth Quarter....................   50.29     38.58      0.160       32.00     26.00      0.090

2000:
First Quarter.....................   48.50     29.33      0.160       30.12     26.00      0.090
Second Quarter....................   48.00     37.75      0.180       29.00     25.00      0.090
Third Quarter.....................   54.75     40.94      0.180       26.38     23.00      0.090
Fourth Quarter....................

2001:
First Quarter
(through             , 2001)......

COMPARATIVE PER SHARE DATA

     The following table sets forth certain per share information for both Fifth Third and Capital Holdings at the dates indicated and for the periods then ended. The equivalent per share information is based on an exchange ratio of
 .638 of a share of Fifth Third common stock for each share of Capital Holdings common stock. Neither Capital Holdings nor Fifth Third can give any assurances that the following table will accurately reflect figures and values applicable at the date of completion of the merger.

                                                                                             EQUIVALENT SHARES
                                                                                               BASIS -- .638
                                                                                                 OF A SHARE
                                                                                               OF FIFTH THIRD
                                            FIFTH THIRD                 CAPITAL HOLDINGS        COMMON STOCK
                               -------------------------------------    -----------------    ------------------
                                  HISTORICAL         PRO FORMA(1)          HISTORICAL            PRO FORMA
                               ----------------    -----------------    -----------------    ------------------
                               BASIC    DILUTED    BASIC     DILUTED    BASIC     DILUTED    BASIC     DILUTED
                               -----    -------    ------    -------    ------    -------    ------    --------
EARNINGS PER SHARE
Nine Months Ended
  September 30, 2000:........  $1.35     $1.33     $ 1.46     $1.43     $ 1.24     $1.20     $0.93      $0.91
Twelve Months Ended
  December 31:
    1999.....................  $1.46     $1.43     $ 1.69     $1.66     $ 1.55     $1.50     $1.08      $1.06
    1998.....................  $1.21     $1.19     $ 1.45     $1.42     $ 1.32     $1.30     $0.93      $0.91
    1997.....................  $1.18     $1.17     $ 1.39     $1.37     $ 1.19     $1.14     $0.89      $0.87

CASH DIVIDENDS DECLARED PER
  SHARE
Nine Months Ended
  September 30, 2000:........  $0.52        --     $ 0.52        --     $ 0.27        --     $0.33         --
Twelve Months Ended
  December 31:
    1999.....................  $0.59        --     $ 0.59        --     $ 0.33        --     $0.37         --
    1998.....................  $0.47        --     $ 0.47        --     $ 0.29        --     $0.30         --
    1997.....................  $0.38        --     $ 0.38        --     $ 0.17        --     $0.24         --
BOOK VALUE PER SHARE
At September 30, 2000:.......  $9.61        --     $10.39        --     $13.43        --     $6.63         --
At December 31, 1999:........  $8.80        --     $ 9.72        --     $12.24        --     $6.20         --

---------------

(1) Includes the impact of Fifth Third's pending acquisition of Old Kent Financial Corporation.

                           FORWARD-LOOKING STATEMENTS

     This document, including information incorporated by reference into this document, contains or may contain forward-looking statements about Fifth Third, Capital Holdings and the combined company which we believe are within the meaning of the Private Securities Litigation Reform Act of 1995. This document contains certain forward-looking statements with respect to the financial condition, results of operations, plans, objectives, future performance and business of Fifth Third and Capital Holdings, including statements preceded by, followed by or that include the words "believes," "expects," "anticipates" or similar expressions. These forward-looking statements involve certain risks and uncertainties. Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, but are not limited to: (1) competitive pressures among depository institutions increase significantly; (2) changes in the interest rate environment reduce interest margins; (3) prepayment speeds, loan sale volumes, charge-offs and loan loss provisions; (4) general economic conditions, either national or in the states in which Fifth Third and Capital Holdings do business, are less favorable than expected; (5) legislative or regulatory changes adversely affect the businesses in which Fifth Third and Capital Holdings are engaged; and (6) changes in the securities markets. Further information on other factors which could affect the financial results of Fifth Third after the merger are included in the SEC filings incorporated by reference into this document. See "Where You Can Find
More Information" on page   .

                              THE SPECIAL MEETING

     This document and the accompanying proxy card are being furnished to you in connection with the solicitation by the board of directors of Capital Holdings of proxies to be used at the special meeting to be held at 10:00 a.m., Eastern
Standard Time, on                , 2001, at                ,                ,
               ,                , and at any adjournments thereof. This
document, the enclosed notice of Capital Holdings' special meeting and proxy
card are first being sent to you on or about                , 2001.

PURPOSE OF THE MEETING

     The purpose of the special meeting of Capital Holdings' shareholders is to approve the proposals to adopt the affiliation agreement relating to the merger of Capital Holdings with and into Fifth Third and other transactions contemplated thereby, including the control share acquisition by Fifth Third of more than a majority of the voting power of Capital Holdings. Capital Holdings' shareholders also may consider and vote upon such other matters as are properly brought before the special meeting, including a proposal to adjourn the special meeting to permit further solicitation of proxies by the Capital Holdings board in the event that there are not sufficient votes to approve the proposal to adopt the affiliation agreement at the time of the special meeting. However, no proxy which is voted against the adoption of the affiliation agreement will be voted in favor of adjournment to solicit further proxies for such proposal. As of the date of this document, the Capital Holdings board knows of no business that will be presented for consideration at the special meeting, other than matters described in this document.

VOTING AND REVOCABILITY OF PROXIES

     The Capital Holdings board of directors has fixed the close of business on
               , 2001 as the record date for shareholders entitled to notice of and to vote at the special meeting. Only holders of record of Capital Holdings common stock on that record date are entitled to notice of and to vote at the special meeting. Each share of Capital Holdings common stock you own entitles
you to one vote. On the record date,        shares of Capital Holdings common
stock were outstanding and entitled to vote at the special meeting, held by
approximately        shareholders of record.

     You may vote at the special meeting using any one of the following methods:

     - You May Vote by Mail. If you properly complete and sign the accompanying proxy card and return it in the enclosed envelope, it will be voted in accordance with your instructions. The enclosed envelope requires no additional postage if mailed in the United States.

     - You May Vote by Telephone. If you are a registered shareholder, that is, if you hold your stock in your own name, you may vote by telephone by following the instructions included on the proxy card. If you vote by telephone, you do not have to mail in your proxy card.

     - You May Vote over the Internet. If you are a registered shareholder, that is, if you hold your stock in your own name, you may vote over the Internet by following the instructions included on the proxy card. If you vote over the Internet, you do not have to mail in your proxy card.

     - You May Vote in Person at the Meeting. If you plan to attend the special meeting and wish to vote in person, we will give you a ballot at the special meeting. However, if your shares are held in the name of your broker, bank or other nominee, you will need to obtain a proxy form from the institution that holds your shares indicating that you were the
       beneficial owner of Capital Holdings common stock on             , 2000,
       the record date for voting at the special meeting.

     Ohio law and Capital Holdings' code of regulations allow proxy voting by electronic means.

     If you hold shares of Capital Holdings common stock in "street name," you must instruct your broker to vote your shares on the proposal to adopt the affiliation agreement, following the directions provided to you by your broker. Your failure to instruct your broker to vote on the proposal to adopt the affiliation agreement will be the equivalent of voting against the proposal.

     Shareholders who execute proxies retain the right to revoke them at any time prior to their exercise. Unless revoked, the shares represented by proxies will be voted at the special meeting and all adjournments thereof. Proxies may be revoked by: (1) written notice to the Secretary of Capital Holdings, Inc., 5520 Monroe Street, Sylvania, Ohio, 43560, (2) filing a later dated proxy prior to a vote being taken on a particular proposal at the special meeting, (3) voting by telephone or over the Internet, or (4) attending the special meeting and voting in person. Your latest dated proxy or vote will be counted.

     Proxies solicited by the Capital Holdings board will be voted in accordance with the directions given on the proxy cards. IF YOU SIGN AND DATE YOUR PROXY CARD BUT DO NOT INDICATE YOUR VOTE ON THE PROXY CARD, YOUR PROXY WILL BE VOTED TO ADOPT THE AFFILIATION AGREEMENT AND THE CONTROL SHARE ACQUISITION BY FIFTH THIRD AT THE SPECIAL MEETING. YOU WILL ALSO BE DEEMED TO HAVE WAIVED THE APPRAISAL RIGHTS OF A DISSENTING SHAREHOLDER. The proxies confer discretionary authority on the persons named on the proxy cards to vote Capital Holdings common stock with respect to matters incident to the conduct of the special meeting. If any other business is presented at the special meeting, proxies will be voted in accordance with the discretion of the proxy holders. Proxies marked as abstentions will have the same effect as a vote against the proposal to adopt the affiliation agreement and approve the control share acquisition by Fifth Third at the special meeting. If you do not return your proxy card, vote over the Internet, vote by telephone or otherwise vote at the special meeting, it will have the same effect as if you voted against the affiliation agreement but will have no effect on the vote to approve the control shares acquisition by Fifth Third of more than a majority of the voting power of Capital Holdings.

VOTE REQUIRED

     ADOPTION OF AFFILIATION AGREEMENT. The affirmative vote of the holders of at least two-thirds of the Capital Holdings common stock outstanding is required to adopt the affiliation agreement. THE CAPITAL HOLDINGS BOARD UNANIMOUSLY RECOMMENDS THAT CAPITAL HOLDINGS SHAREHOLDERS VOTE "FOR" THE ADOPTION OF THE AFFILIATION AGREEMENT.

     Because approval of the Capital Holdings proposal to adopt the affiliation agreement requires the affirmative vote of the holders of at least two-thirds of the Capital Holdings common stock outstanding, abstentions and failures to vote will have the same effect as votes against the proposal. Under National Association of Securities Dealers, Inc. conduct rules, your broker may not vote your shares on the Capital Holdings proposal to adopt the affiliation agreement without instructions from you. Without your voting instructions, a broker non-vote will occur. Broker non-votes have the same effect as votes against the proposal.

     The affirmative vote of the holders of a majority of the shares of Capital Holdings common stock present and voting on the matter may authorize the adjournment of the special meeting. No proxy that is voted against the proposal to adopt the affiliation agreement will be voted in favor of adjournment to solicit further proxies for the proposal.

     OHIO CONTROL SHARE ACQUISITION ACT. Section 1701.831 of the Ohio Revised Code, the Ohio Control Share Acquisition Act, provides that any "control share acquisition" of an Ohio issuing public corporation shall be made only with the prior authorization of the shareholders of the issuing public corporation in accordance with the provisions of the Ohio Control Share Acquisition Act. A "control share acquisition" is defined under the Ohio Control Share Acquisition Act to mean the acquisition, directly or indirectly, by any person of shares of an issuing public corporation that, when added to all other shares of the issuing public corporation such person owns, would entitle such person, directly or indirectly, to exercise voting power in the election of directors within the following ranges: more than 20%, more than 33 1/3% and a majority. The merger constitutes a "control share acquisition" under the Ohio Control Share Acquisition Act.

     The Ohio Control Share Acquisition Act also requires that the acquiring person must deliver an acquiring person statement to the Ohio issuing public corporation. Capital Holdings received the acquiring person statement from Fifth
Third on             , 2000. The Ohio issuing public corporation must then call a special meeting of its shareholders to vote upon the proposed acquisition within 50 days after receipt of such acquiring person statement, unless the acquiring person agrees to a later date. Fifth Third has agreed to
allow the special meeting to be held on             , 2001. A copy of the
acquiring person statement delivered to Capital Holdings by Fifth Third is attached hereto as Annex D.

     The Ohio Control Share Acquisition Act further specifies that the shareholders of the Ohio issuing public corporation must approve the proposed control share acquisition by certain percentages at a special meeting of shareholders at which a quorum is present. For purposes of the Ohio Control Share Acquisition Act, a quorum is deemed to be a majority of the voting power of Capital Holdings in the election of directors. Accordingly, failure to return your signed proxy card, vote over the Internet, vote by telephone or otherwise vote at the special meeting, while not acting as a vote against the control share acquisition, will reduce the likelihood that a quorum is present at the special meeting. If we do not achieve a quorum at the special meeting, we may have to reschedule the special meeting and continue to solicit proxies for it which could delay the merger and increase Capital Holdings' costs in holding the special meeting.

     In order to comply with the Ohio Control Share Acquisition Act, Fifth Third may only acquire the shares of Capital Holdings if the proposal to adopt the affiliation agreement and approve the control share acquisition is approved by:
(1) a majority of the voting power of the shares of Capital Holdings common stock that is represented in person or by proxy at the special meeting, and (2) a majority of the voting power of the shares of Capital Holdings common stock that is represented in person or by proxy at the special meeting, excluding those shares of Capital Holdings common stock deemed to be "interested shares" for purposes of the Ohio Control Share Acquisition Act.

     "Interested shares" are defined under the Ohio Control Share Acquisition Act to mean shares in respect of which the voting power is controlled by any of the following persons: (1) an acquiring person (in this case, Fifth Third); (2) any officer of Capital Holdings; or (3) any employee who is also a director of Capital Holdings. "Interested shares" also include shares of Capital Holdings common stock that are acquired by any person after the date of the first public disclosure of the proposed merger (in this case October 25, 2000) and the
            , 2000 record date of the special meeting, if either: (a) the aggregate consideration paid by such person, and any person acting in concert with him for such shares of the Capital Holdings common stock exceeds $250,000, or (b) the number of shares acquired by such person, and any person acting in concert with him, exceeds one-half of one percent of the outstanding shares of Capital Holdings common stock.

     In order to determine whether any shares acquired after October 25, 2000 constitute "interested shares" pursuant to the preceding sentence, Capital Holdings will examine its stock records as of October 25, 2000, as of the record date and as of the last business day preceding the special meeting. If any record holder (other than a broker, bank or other nominee) has increased his ownership interest by more than one-half of one percent of the outstanding shares of Capital Holdings common stock, or by a number of shares in excess of $250,000 divided by the average closing price of a share of Capital Holdings common stock during the period from October 25, 2000 through the record date, these additional shares held by this holder will be deemed "interested shares" upon receipt by Capital Holdings of a validly executed proxy card from this record holder. A record holder may rebut a presumption that shares are "interested shares" by providing Capital Holdings with documentation satisfactory to Capital Holdings' legal counsel establishing that these shares are not "interested shares" within the definition of Section 1701.01(CC)(2) of the Ohio Revised Code.

     As of the record date,                of the shares of Capital Holdings
common stock held by employee directors and officers of Capital Holdings would be "interested shares" under the Ohio Control Share Acquisition Act. Except as set forth in the preceding paragraph, all other shares will be presumed to be disinterested shares unless Capital Holdings acquires actual knowledge of facts that evidence that these other shares must be deemed "interested shares."

SOLICITATION OF PROXIES

     Capital Holdings will pay all the costs of soliciting proxies, except that Fifth Third will pay the expenses of printing and mailing this document. Capital Holdings will reimburse brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in sending proxy materials to the beneficial owners of common stock. In addition to solicitations by mail, directors, officers and employees of Capital Holdings may solicit proxies personally or by telephone without additional compensation.

     We have retained D.F. King & Co., Inc., a proxy solicitation firm, to assist Capital Holdings in soliciting its shareholders. We anticipate that the costs of these services will be approximately $5,000.

     DO NOT SEND IN ANY STOCK CERTIFICATES WITH YOUR PROXY CARD. AS SOON AS PRACTICABLE AFTER THE COMPLETION OF THE MERGER, THE EXCHANGE AGENT WILL MAIL TRANSMITTAL FORMS WITH INSTRUCTIONS FOR THE SURRENDER OF STOCK CERTIFICATES FOR CAPITAL HOLDINGS COMMON STOCK TO FORMER CAPITAL HOLDINGS SHAREHOLDERS.

            PROPOSAL -- MERGER OF CAPITAL HOLDINGS INTO FIFTH THIRD

     The following description summarizes all material terms of the affiliation agreement. We urge you to read the affiliation agreement, a copy of which is attached as Annex A to this document and is incorporated by reference into this document.

STRUCTURE OF THE MERGER

     Upon completion of the merger, Capital Holdings will merge with and into Fifth Third and Capital Holdings will cease to exist as a separate entity. In a related simultaneous transaction, Capital Bank, N.A. will merge with and into Fifth Third Bank, Western Ohio.

CORPORATE GOVERNANCE

     After the merger is completed, the directors and officers of Fifth Third who were in office prior to the effective time of the merger will continue to serve as the directors and officers, respectively, of Fifth Third for the term for which they were elected, subject to Fifth Third's code of regulations and in accordance with law.

MERGER CONSIDERATION

     Each share of Capital Holdings common stock (excluding treasury shares) that is issued and outstanding immediately prior to the effective time of the merger will be canceled and converted, by virtue of the merger and without any further action, into the right to receive .638 of a share of Fifth Third common stock.

     This exchange ratio is subject to change so as to give Capital Holdings' shareholders the economic benefit of any stock dividends, reclassifications, recapitalizations, split-ups, exchanges of shares, distributions or combinations or subdivisions of Fifth Third common stock effected before the effective time of the merger.

     If, before the effective time of the merger, Fifth Third engages in either the distribution of any of its assets (other than a cash dividend), or causes the distribution of capital stock of any company which holds any assets previously held by Fifth Third or any of its affiliates to the Fifth Third shareholders, then the exchange ratio shall be increased in such amount so that the equivalent fair market value of such transaction shall also be distributed to the Capital Holdings shareholders, as of the effective time of the merger.

NO FRACTIONAL SHARES

     Only whole shares of Fifth Third common stock will be issued in connection with the merger. In lieu of fractional shares, each holder of Capital Holdings common stock otherwise entitled to a fractional share of Fifth Third common stock will be paid, without interest, an amount of cash equal to the amount of this fraction multiplied by the average of the closing prices of a share of Fifth Third common stock on the Nasdaq National Market for the 20 consecutive trading days ending on the fifth trading day before the effective time of the merger. No shareholder will be entitled to interest, dividends, voting rights or other rights in respect of any fractional share.

EFFECTIVE TIME OF THE MERGER

     Unless we agree otherwise, the effective time of the merger will occur on a Friday which is as soon as is reasonably possible after all conditions contained in the affiliation agreement have been met or waived, including the expiration of all applicable waiting periods. It is anticipated that the effective time of the merger will occur in the first quarter of 2001, although no assurance can be given in this regard. Capital Holdings and Fifth Third each will have the right, but not the obligation, to terminate the affiliation agreement if the effective time of the merger does not occur on or before June 30, 2001, provided the terminating party is not in material breach or default of any representation, warranty or covenant contained in the affiliation agreement on the date of such termination.

EXCHANGE OF CERTIFICATES

     After the effective time of the merger, you will cease to have any rights as a shareholder of Capital Holdings, and your sole rights will pertain to the rights to receive shares of Fifth Third common stock and cash in lieu of fractional shares, if any, into which your shares of Capital Holdings common stock will have been converted by virtue of the merger.

     Within 15 business days after the effective time of the merger, Fifth Third will send to you a notice and letter of transmittal for use in submitting to Fifth Third Trust Department, acting as exchange agent, certificates formerly representing shares of Capital Holdings common stock to be exchanged for certificates representing shares of Fifth Third common stock (and, to the extent applicable, cash in lieu of fractional shares of Fifth Third common stock) which you are entitled to receive as a result of the merger. You will also receive instructions for handling share certificates which have been lost, stolen, destroyed or mislaid. You will not be entitled to receive any dividends or other distributions which may be payable to holders of record of Fifth Third common stock following the effective time of the merger until you have surrendered and exchanged your certificates (or, in the case of lost, stolen, destroyed or mislaid share certificates, such documentation as is required by Fifth Third) evidencing ownership of Capital Holdings common stock. Any dividends payable on Fifth Third common stock after the effective time of the merger will be paid to the exchange agent and, upon receipt of the certificates (or, in the case of lost, stolen, destroyed or mislaid share certificates, such documentation as is required by Fifth Third) representing Capital Holdings common stock, subject to any applicable escheat or similar laws relating to unclaimed funds, the exchange agent will forward to you (1) certificates representing your shares of Fifth Third common stock, (2) dividends declared thereon subsequent to the effective time of the merger, without interest, and (3) the cash value of any fractional shares, without interest. YOU SHOULD NOT SUBMIT SHARE CERTIFICATES UNTIL YOU HAVE RECEIVED WRITTEN INSTRUCTIONS TO DO SO.

     At the effective time of the merger, the stock transfer books of Capital Holdings will be closed and no transfer of Capital Holdings common stock will thereafter be made on Capital Holdings' stock transfer books. If a certificate formerly representing Capital Holdings common stock is presented to Capital Holdings or Fifth Third, it will be forwarded to the exchange agent for cancellation and exchange for a certificate representing shares of Fifth Third common stock.

BACKGROUND OF THE MERGER

     Capital Holdings was formed as the holding company for Capital Bank in 1988. Capital Bank was chartered as a de novo bank and opened for business in August, 1989. Capital Bank operates from a single office located at 5520 Monroe Street, Sylvania, Ohio. The bank's strategic plan has been to develop relationships with its customers by providing a high level of personalized service; to focus on providing safe, sound and profitable growth; and to enhance overall shareholder value.

     Capital Bank has experienced rapid growth since its inception. During mid-1999, as the bank's assets approached $1 billion, management and the board of directors identified funding loan growth and overall capital adequacy as the two critical financial issues facing the organization.

     In order to fund loan growth, Capital Bank needed to increase customer deposits. To the extent that loan growth exceeded deposit growth from core customers, the bank needed to secure additional funding from other higher cost borrowing sources or to sell portions of its loans to other community banks. With either of these funding alternatives, Capital Bank's net interest margins are adversely impacted. Management and the board of directors recognized this issue as a potential long-term risk to future earnings growth.

     Capital Bank is also subject to bank regulatory capital requirements. The growth rates achieved during its initial 10 years of existence placed pressure on the bank's capital ratios. In 1992, Capital Holdings completed a $6 million offering of common stock to augment its capital position. Since that time, Capital Holdings was able to internally generate capital through earnings retention to support growth. By mid-1999, Capital Bank's accelerating growth caused the board of directors to evaluate the need for additional external capital. The board of directors and management studied this issue and determined that at least $20 million in new equity should be raised in order to enable the bank to continue with its strategic plan. Given the potential dilution to the then existing shareholders of Capital Holdings and the risks and costs associated with a common stock offering of this magnitude, management authorized Austin Associates to contact Fifth Third to inquire as to their potential interest in acquiring Capital Holdings.

     Austin Associates contacted Fifth Third during August of 1999 to initiate discussions regarding a potential transaction. A meeting was held in Cincinnati between representatives from Austin Associates as financial advisor and Werner & Blank as legal counsel to Capital Holdings, and Neal A. Arnold, Executive Vice President, Treasurer and Chief Financial Officer of Fifth Third and Robert P. Niehaus, Executive Vice President of Fifth Third. Following this meeting, a second meeting was scheduled and held in Sylvania that included the same group that met in Cincinnati, plus John S. Szuch, Chairman and CEO of Capital Holdings, Robert A. Sullivan, President of Capital Holdings and George A. Schaefer, Jr., President and Chief Executive Officer of Fifth Third. Following this second meeting, the parties decided to terminate discussions.

     Following termination of discussions, Capital Holdings initiated and successfully completed a stock offering that raised over $24 million of new capital. The offering was completed in December of 1999.

     During June of 2000, Fifth Third contacted Capital Holdings and communicated that they were interested in renewing discussions regarding a potential transaction. Mr. Szuch and Mr. Sullivan met with Robert J. King, Jr., Executive Vice President of Fifth Third on June 15, 2000 to explore the changes that had occurred in Fifth Third's assessment of the attractiveness of Capital Holdings' franchise.

     On July 11, 2000, the board of directors and senior management of Capital Holdings held a strategic planning retreat. A central discussion issue focused on Capital's accelerating loan growth, and the various alternative funding methods. One alternative strategy discussed involved the intentional tightening of credit standards and loan pricing in an effort to slow loan growth. The board consensus, however, was that the strategic plan and operating strategy of Capital Holdings must not be altered. The board believed that maintaining the momentum of Capital Bank was crucial to the success of its strategic plan.

     Based on Fifth Third's recently communicated interest in acquiring Capital Holdings, and its financial strength, range of product offerings and reputation, management of Capital Holdings authorized Austin Associates to prepare an analysis of potential purchasers following the July 2000 planning meeting. This involved updating a prior analysis prepared during mid-1999 in preparation for the initial contact with Fifth Third at that time. On July 28, 2000, Mr. Szuch and Mr. Sullivan met with a representative of Austin Associates to review the results. Management concluded that Fifth Third was highly regarded in the banking industry for its financial performance and historical stock price appreciation. Further, given the trading multiples of Fifth Third's stock price, it had the financial capacity to pay significantly more than other realistic potential acquirers of Capital Holdings. Finally, given Fifth Third's existing presence and market share in Toledo, Capital Holdings represented an attractive strategic acquisition. In other words, Capital Holdings should be worth more to Fifth Third than other potential buyers that do not have existing operations in Toledo.

     On August 24, 2000 Mr. Szuch and Mr. Sullivan met with Mr. Niehaus and Mr. King of Fifth Third to discuss Capital Holdings' interest in considering a combination with Fifth Third. Fifth Third communicated that an integral element of their interest was the continuing involvement of Messrs. Szuch and Sullivan in executive management positions with Fifth Third's operations in Northwest Ohio. Fifth Third subsequently offered Mr. Szuch the Chairman position and Mr. Sullivan the President and CEO position in Fifth Third Bank, Northwestern Ohio, NA, a subsidiary of Fifth Third.

     Throughout the last week of August and all of September 2000, Fifth Third and Capital Holdings and their representatives exchanged information and held various discussions regarding the financial and other terms surrounding a potential transaction. On October 4, Messrs. Szuch, Sullivan and a representative of Austin Associates met with Messrs. Schaefer, Niehaus and Arnold to confirm the understandings of the parties with respect to a potential transaction.

     On October 10, the board of directors of Capital Holdings met to review and evaluate the status of the discussions with Fifth Third. Management described the background of the discussions and the rationale for pursuing a transaction at this time. Austin Associates presented a detailed summary of the financial and non-financial terms for a potential transaction, an overview of the public market for bank stocks and the bank merger market, and a comparison of the potential acquirers for Capital Holdings in terms of financial and stock data. A representative of Werner & Blank, as legal counsel to Capital Holdings, described the legal and structural steps involved with the transaction and the anticipated timetable for completion.

     The board of directors thoroughly reviewed the information provided by Austin Associates and there was a full discussion regarding the specific terms of the transaction. The board of directors also considered the effect of the proposal on Capital Bank's employees and officers. The board of directors determined that the proposed transaction was fair and in the best interests of Capital Holdings' shareholders, and authorized Austin Associates and Werner & Blank to proceed with negotiations with Fifth Third with a view to Fifth Third completing due diligence and entering into a definitive contract with respect to a transaction.

     At a special board of directors meeting held on October 24, 2000, the board of directors was advised that Austin Associates believed the financial terms of the affiliation agreement were fair, from a financial point of view, to shareholders of Capital Holdings. The board of directors, with legal counsel, then considered the overall terms of the proposed transaction with Fifth Third, including the provisions of the affiliation agreement, the proposed employment arrangements for Mr. Szuch, Mr. Sullivan and Bruce K. Lee, and the severance protection for Stephen J. Kovatch, Michael P. Killian, and David L. Mead, and voted unanimously to approve the affiliation agreement. The affiliation agreement was executed immediately following the meeting.

RECOMMENDATION OF THE CAPITAL HOLDINGS BOARD OF DIRECTORS AND REASONS FOR THE MERGER

     The Capital Holdings board of directors, with the assistance of outside financial and legal advisors, evaluated the financial, legal and market considerations bearing on the decision to pursue and subsequently recommend the merger. In reaching its decision to pursue the proposed merger with Fifth Third, the Capital Holdings board of directors considered the following material factors:

     (1) the financial capacity of Fifth Third to assist Capital Holdings in serving the credit needs of its customers by providing funding for loan growth beyond the capability of Capital Holdings as an independent organization;

     (2) the liquidity in the market for the common stock of Fifth Third as compared to the common stock of Capital Holdings;

     (3) the concentration of loans of Capital Holdings in the corporate and commercial real estate sectors as compared to the diversification afforded through a merger with Fifth Third; and

     (4) the broad range of Fifth Third's services, including trust and investment products, and an array of retail loan products, as compared to the relatively narrow product line of Capital Holdings.

     The terms of the merger, including the purchase price, are a result of arm's-length negotiations between the representatives of Capital Holdings and Fifth Third. In reaching its conclusion that the affiliation agreement is in the best interests of Capital Holdings and its shareholders, the Capital Holdings board of directors carefully considered the following material factors:

     (1) the exchange ratio of the proposed merger, including the fact that Capital Holdings shareholders will not recognize any gain or loss for federal income tax purposes on the receipt of Fifth Third common stock in the merger;

     (2) a comparison of the terms of the proposed merger with comparable transactions;

     (3) information concerning the business, financial condition, results of operations and prospects of Capital Holdings and Fifth Third;

     (4) the review by the Capital Holdings board of directors with its legal and financial advisors of the provisions of the affiliation agreement;

     (5) the value to be received by the Capital Holdings shareholders in the merger in relation to the historical trading prices, book value, earnings and dividends per share of Capital Holdings common stock;

     (6) the opinion rendered by Austin Associates to the Capital Holdings board of directors that the terms of the affiliation agreement are fair, from a financial point of view, to Capital Holdings and its shareholders; and

     (7) the potential social and economic impact of the merger on the constituencies served by Capital Holdings.

     The Capital Holdings board of directors also considered the separate agreements and benefits proposed for employees and management and concluded that those terms were reasonable. See "Terms of the Affiliation
Agreement -- Interests of Certain Persons in the Merger."

     While each member of the Capital Holdings board of directors individually considered the foregoing and other factors, the board did not collectively assign any specific or relative weights to the factors considered and did not make any determination with respect to any individual factor. The Capital Holdings board of directors collectively made its determination with respect to the merger based on the conclusion reached by its members, in light of the factors that each of them considered appropriate, that the merger is in the best interests of Capital Holdings' shareholders.

     THE BOARD OF DIRECTORS OF CAPITAL HOLDINGS UNANIMOUSLY RECOMMENDS THAT THE HOLDERS OF CAPITAL HOLDINGS COMMON STOCK VOTE FOR THE ADOPTION OF THE AFFILIATION AGREEMENT AND APPROVAL OF THE CONTROL SHARE ACQUISITION.

     Fifth Third's primary reason for entering into the merger is to further a long-range commitment of realigning and expanding its banking system to better meet and satisfy the needs of its customers, including those in Capital Holdings' service area. Fifth Third's historic acquisition strategy has generally been to fill in its markets along the interstate highways in Ohio, Kentucky, Indiana and Michigan. These acquisitions are designed to strengthen Fifth Third's ability to compete in these markets by increasing its presence, consumer access and sales force.

OPINION OF CAPITAL HOLDINGS' FINANCIAL ADVISOR

     Capital Holdings retained Austin Associates, Inc. to provide financial advisory services in connection with the merger. Capital Holdings selected Austin Associates as its financial advisor on the basis of Austin Associates' historical relationship with Capital Holdings, and Austin Associates' experience and expertise in representing community banks in similar transactions. Austin Associates is an investment banking and consulting firm specializing in community bank mergers and acquisitions.

     On October 24, 2000, Austin Associates delivered to Capital Holdings' board, in conjunction with its meeting held to consider the merger and approve the affiliation agreement, its opinion to the effect that the exchange ratio provided for in the affiliation agreement is fair, from a financial point of view, to the shareholders of Capital Holdings. Because the pending acquisition of Old Kent Financial Corporation by Fifth Third was announced on November 20, 2000, the fairness opinion of Austin Associates dated as of October 24, 2000 did not consider the effect of the Old Kent acquisition.

     You should consider the following when reading the discussion of Austin Associates' opinion in this document:

     - The summary of Austin Associates' opinion set forth in this document is qualified in its entirety by reference to the full text of the opinion that is attached as Annex B to this document. You should read the opinion in its entirety for a full discussion of the procedures followed, assumptions made, matters considered and qualifications and limitations of the review undertaken by Austin Associates in connection with its opinion.

     - Austin Associates expressed no opinion as to the price at which Fifth Third common stock would actually be trading at any time.

     - Austin Associates' opinion does not address the relative merits of the merger and the other business strategies considered by Capital Holdings' board, nor does it address the Capital Holdings board decision to proceed with the merger.

     - Austin Associates' opinion to the Capital Holdings board rendered in connection with the merger does not constitute a recommendation to any Capital Holdings shareholder as to how he or she should vote at the special meeting.

     No limitations were imposed by the Capital Holdings board of directors or its management upon Austin Associates with respect to the investigations made or the procedures followed by Austin Associates in rendering its opinion.

     The preparation of a financial fairness opinion involves various determinations as to the most appropriate methods of financial analysis and the application of those methods to the particular circumstances. It is, therefore, not readily susceptible to partial analysis or summary description. In connection with rendering its opinion, Austin Associates performed a variety of financial analyses. Austin Associates believes that its analyses and the factors considered in its analyses, without considering all other factors and analyses, could create an incomplete or inaccurate view of the analyses and the process underlying the rendering of Austin Associates' opinion.

     In performing its analyses, Austin Associates made numerous assumptions with respect to industry performance, business and economic conditions, and other matters, many of which are beyond the control of Fifth Third and Capital Holdings and may not be realized. Any estimates contained in Austin Associates' analyses are not necessarily predictive of future results or values, which may be significantly more or less favorable than the estimates. Estimates of values of companies do not purport to be appraisals or necessarily reflect the prices at which the companies or their securities may actually be sold. Except as described below, none of the analyses performed by Austin Associates was assigned a greater significance by Austin Associates than any other. The relative importance or weight given to these analyses by Austin Associates is not affected by the order of the analyses (and the corresponding results). The summaries of financial analyses include information presented in tabular format. The tables should be read together with the text of those summaries.

     Austin Associates has relied, without independent verification, upon the accuracy and completeness of the information it reviewed for the purpose of rendering its opinion. Austin Associates did not undertake any independent evaluation or appraisal of the assets and liabilities of Fifth Third or Capital Holdings, nor was it furnished with any appraisals.

     Austin Associates is not an expert in the evaluation of loan portfolios, including under-performing or non-performing assets, charge-offs or the allowance for loan losses; it has not reviewed any individual credit files of Fifth Third or Capital Holdings and has assumed that Fifth Third's and Capital Holdings' allowances are in the aggregate adequate to cover losses. Austin Associates' opinion is based on economic, market and other conditions existing on the date of its opinion, and on information as of various earlier dates made available to it which is not necessarily indicative of current market conditions.

     In rendering its opinion, Austin Associates made the following assumptions:

     - that the merger is intended to be accounted for as a pooling-of-interests in accordance with generally accepted accounting principles, although this is not a requirement of the transaction;

     - that all material governmental, regulatory and other consents and approvals necessary for the consummation of the merger would be obtained without any adverse effect on Capital Holdings, Fifth Third or on the anticipated benefits of the merger;

     - that Capital Holdings had provided it with all of the information prepared by Capital Holdings or its other representatives that might be material to Austin Associates in its review; and

     - that the financial projections it reviewed were reasonably prepared on a basis reflecting the best currently available estimates and judgment of the management of Capital Holdings as to the future operating and financial performance of Capital Holdings.

     In connection with its opinion, Austin Associates reviewed:

     - the affiliation agreement;

     - audited financial statements of Fifth Third for the five years ended December 31, 1999 and unaudited financial statement summaries as of September 30, 2000;

     - audited financial statements of Capital Holdings for the five years ended December 31, 1999 and unaudited financial statement summaries as of September 30, 2000;

     - financial and operating information with respect to the business, operations and prospects of Fifth Third and Capital Holdings.

     In addition, Austin Associates:

     - held discussions with members of the senior management of Fifth Third and Capital Holdings regarding the historical and current business operations, financial condition and future prospects of their respective companies;

     - reviewed the historical market prices and trading activity for the common stock of Fifth Third and the limited information available regarding the infrequent trades of Capital Holdings' common stock, and compared the market activity of Fifth Third's common stock with that of certain publicly traded companies which it deemed to be relevant;

     - compared the results of operations of Fifth Third and Capital Holdings with those of certain financial institutions which it deemed to be relevant;

     - compared the financial terms of the merger with the financial terms, to the extent publicly available, of other recent business combinations of financial institutions;

     - analyzed the pro forma equivalent financial impact of the merger to Capital Holdings per share data; and

     - conducted such other studies, analyses, inquiries and examinations as Austin Associates deemed appropriate.

     The following is a summary of all material analyses performed by Austin Associates in connection with its opinion provided to the Capital Holdings board of directors as of October 24, 2000. Because the pending acquisition of Old Kent by Fifth Third was announced on November 20, 2000, the Austin Associates' analyses was based on Fifth Third's financial information without giving effect to its pending acquisition of Old Kent.

     SUMMARY OF FINANCIAL TERMS OF AGREEMENT. Austin Associates reviewed the financial terms of the proposed transaction, including the form of consideration, the exchange ratio, and the resulting price per share of Capital Holdings common stock pursuant to the proposed merger. Under the terms of the affiliation agreement, each outstanding share of Capital Holdings common stock shall be converted into .638 shares of Fifth Third common stock, plus cash in lieu of any fractional share.

     The .638 exchange ratio was calculated using the following steps. The consideration payable for all of Capital Holdings' common shares outstanding was negotiated at $234 million. The $234 million amount payable to common shareholders was divided by Capital Holdings' common shares outstanding as of October 24, 2000 of 7,047,556 to arrive at a value of $33.20 per share. The $33.20 per share purchase price for Capital Holdings common stock was divided by the Fifth Third average market price as reported by the NASDAQ stock market for the five trading days from October 18-24, 2000. The five-day average Fifth Third market price equaled $52.01 per share. The exchange ratio was calculated by dividing the $33.20 per share price for Capital Holdings by the $52.01 five-day average Fifth Third market price, and rounding to the nearest thousandth of a share.

     In addition to payment for common shares, Fifth Third agreed to assume and convert the 805,415 Capital Holdings options outstanding as of October 24, 2000 into options of Fifth Third. These options are exercisable at a weighted average price of $17.03 per share. Based on the $33.20 per share stated value of the transaction, the in-the-money value of the options measures approximately $13 million. Based on the consideration payable for the common shares and options of Capital Holdings, the aggregate value of the transaction is approximately $247 million.

     Austin Associates calculated that the indicated value of $247 million represented:

     - 261 percent of book value at September 30, 2000; and

     - 21.9 times net income for the last twelve months ended September 30, 2000.

     INDUSTRY COMPARATIVE ANALYSIS. In connection with rendering its opinion, Austin Associates compared selected results of Capital Holdings' operating performance to those of 65 Midwest-based banking organizations having assets of between $500 million and $2 billion. Austin Associates considered this group of financial institutions comparable to Capital Holdings on the basis of asset size and geographic location. Austin Associates noted the following selected financial measures for the Midwest-based banks as compared to Capital Holdings for the period 1995 to September 30, 2000:

                                                                              MEDIAN FOR MIDWEST
                                                  CAPITAL HOLDINGS                PEER GROUP
                                              -------------------------    -------------------------
                                              YTD 2000    95-99 AVERAGE    YTD 2000    95-99 AVERAGE
                                              --------    -------------    --------    -------------
Return on Average Assets....................    1.13%          1.10%         1.00%          1.06%
Return on Average Equity....................   13.10%         15.11%        13.16%         11.40%
Asset Growth Rate...........................   12.87%         19.65%         9.12%         12.70%
Core E.P.S. Growth Rate(1)..................    7.14%         15.61%        11.32%          9.21%
Leverage Ratio..............................    8.93%          7.85%         7.68%          8.20%
Nonperforming Assets/Assets.................    0.11%          0.08%         0.52%          0.45%
Net Loan Charge-Offs........................    0.00%          0.00%         0.16%          0.19%

---------------

(1) Core E.P.S. = Earnings per share excluding nonrecurring income and expenses

     This comparison indicated that Capital Holdings has an above average level of overall profitability. Capital Holdings' historical growth rate in assets and earnings has exceeded the Midwest peer group by a significant margin. Capital Holdings' level of capital as measured by the leverage ratio is above the Midwest peer median, due principally to the equity offering completed during 1999. Capital Holdings' asset quality measures compare very favorably to the Midwest peer group, and represent an historical strength of the organization.

     Austin Associates also compared selected operating results of Fifth Third to those of 12 other publicly traded Midwest-based banking organizations having assets between $10 and $100 billion, including:

     - U.S. Bancorp, Minneapolis
     - KeyCorp, Cleveland
     - National City Corporation, Cleveland
     - Firstar Corporation, Milwaukee
     - Comerica Incorporated, Detroit
     - Northern Trust Corporation, Chicago
     - Huntington Bancshares, Columbus
     - Marshall & Ilsley Corporation, Milwaukee
     - Old Kent Financial Corporation, Grand Rapids
     - Associated Banc Corp., Green Bay
     - Provident Financial Group, Inc., Cincinnati
     - Commerce Bancshares, Inc., Kansas City

     Austin Associates considers this group of financial institutions comparable to Fifth Third as to financial characteristics, geographic focus and stock trading volume. Austin Associates compared selected balance sheet data, asset quality, capitalization, profitability ratios and market statistics for the period 1995 to September 30, 2000. Selected results of this comparison are set forth below:

                                                                              MEDIAN FOR MIDWEST
                                                     FIFTH THIRD                  PEER GROUP
                                              -------------------------    -------------------------
                                              YTD 2000    95-99 AVERAGE    YTD 2000    95-99 AVERAGE
                                              --------    -------------    --------    -------------
Core Return on Average Assets...............    1.94%          1.65%         1.43%          1.38%
Core Return on Average Equity...............    19.8%         17.32%        18.92%         17.55%
Asset Growth Rate...........................    9.00%         10.19%         5.60%          8.34%
Core E.P.S. Growth Rate.....................   15.97%         16.33%         5.82%         12.72%
Leverage Ratio..............................    9.99%          9.43%         7.24%          7.25%
Nonperforming Assets/Assets.................    0.32%          0.52%         0.61%          0.53%
Net Loan Charge-Offs........................    0.26%          0.38%         0.37%          0.40%

     This summary indicates that Fifth Third has outperformed and compares favorably to the Midwest peer group in virtually all key financial ratios related to overall financial performance, growth, capital adequacy and asset quality. The Austin Associates analysis also indicated that as of October 24, 2000:

                                                                         MEDIAN FOR MIDWEST
                                                          FIFTH THIRD        PEER GROUP
                                                          -----------    ------------------
Market Price to Core E.P.S..............................        28.6x            11.4x
Market Price to Book Value..............................         535%             198%
Average Daily Trading Volume in Shares..................   1,334,000          633,000
Monthly Trading Volume as Percent of Shares
  Outstanding...........................................        6.36%            6.47%

     This comparison indicated that Fifth Third trades at a premium to the Midwest peer group as measured by market valuation. Average daily trading volume indicates that more than $50 million in value of Fifth Third stock has traded on a daily basis during 2000.

     COMPARABLE TRANSACTION ANALYSIS. Austin Associates reviewed certain information relating to 13 bank sale transactions nationally announced from January 1 to September 30, 2000. The sale transaction peer group was selected based on all transactions in which the consideration payable was stock of the acquiring company and the amount of consideration ranged from $100 million to $500 million. The median asset size of the selling banks measured $1.3 billion. Austin Associates compared the prices paid in these transactions to the transaction multiples being paid by Fifth Third for Capital Holdings, and certain underlying financial performance ratios of the selling banks as compared to Capital Holdings, as follows:

                                                        FIFTH THIRD/          COMPARABLE
                                                      CAPITAL HOLDINGS    TRANSACTION MEDIAN
                                                      ----------------    ------------------
Price/Earnings Multiple.............................     21.9 times           18.0 times
Price/Book Value Ratio..............................            261%                 243%
Leverage Ratio......................................           8.93%                7.18%
Price/Book Adjusted for Excess Capital..............            299%                 243%
Return on Average Assets............................           1.13%                1.19%
Return on Average Equity............................          13.10%               15.23%
5-Year Average E.P.S. Growth Rate...................           15.6%                10.7%

     The multiples being paid by Fifth Third for Capital Holdings exceed the median multiples paid for similarly sized banks during 2000. A significant factor not reflected by this comparison, however, is the decline in the market values and trading multiples for banking franchises since the first quarter of 2000. During the first quarter of 2000, the median price/earnings multiple for selling banks in transactions valued at more than $100 million (includes 6 transactions nationally), measured 20.3 times earnings. During the second and third quarters of 2000, the median price/earnings multiple declined to 14.8 times earnings (for 13 transactions nationally).

     CONTRIBUTION ANALYSIS. Austin Associates compared the pro forma ownership interest in Fifth Third that Capital Holdings shareholders would receive, in the aggregate, to the contribution by Capital Holdings to certain balance sheet and income statement measures of Fifth Third on a pro forma basis. The following table compares the pro forma ownership of Capital Holdings and Fifth Third shareholders in the combined company, based upon the exchange ratio, with each company's respective contribution of various selected measures:

                                                            CAPITAL HOLDINGS    FIFTH THIRD
                                                            ----------------    -----------
Pro Forma Ownership.......................................        0.96%            99.04%

INCOME STATEMENT
  1999 Core Net Income....................................        1.25%            98.75%
  September 30, 2000 Core Net Income......................        1.33%            98.67%

BALANCE SHEET AS OF SEPTEMBER 30, 2000
  Total Assets............................................        2.38%            97.62%
  Total Deposits..........................................        3.32%            96.68%
  Total Shareholders' Equity..............................        2.09%            97.91%

     PRO FORMA MERGER ANALYSIS. Austin Associates also reviewed the pro forma effect of the proposed transaction to Capital Holdings' September 30, 2000 year-to-date earnings per share and book value per share. Austin Associates calculated the pro forma effect using the .638 exchange ratio.

     Capital Holdings recorded diluted earnings per share of $1.20 for the nine months ended September 30, 2000 and Fifth Third's earnings measured $1.33 per share for the same period. Giving effect to the merger, the equivalent Capital Holdings earnings would have equaled $0.85 per share, a decrease of 29 percent from actual results.

     Capital Holdings' book value per share equaled $13.43 as of September 30, 2000 and Fifth Third's book value measured $9.61 per share. Giving effect to the merger, the equivalent Capital Holdings book value would have equaled $6.20 per share, a decrease of 54 percent from actual results.

     PRO FORMA EQUIVALENT DIVIDENDS. Austin Associates reviewed the September 30, 2000 cash dividends paid by Fifth Third and Capital Holdings. Based on the exchange ratio, equivalent dividends to Capital Holdings' shareholders would have equaled $0.33 for the nine months ended September 30, 2000, compared to actual dividends of $0.27 per share. The current quarterly dividend rate of Fifth Third is $0.18 per share, or $0.72 per share on an annualized basis. Equivalent dividends to Capital Holdings shareholders equal $0.46 annually, assuming the .638 exchange ratio. This represents a 28 percent increase over the September 30, 2000 annualized dividend rate of Capital Holdings of $0.36 per share.

     The opinion expressed by Austin Associates was based on market, economic and other relevant considerations as they existed and could be evaluated as of the date of the opinion. Events occurring after the date of issuance of the opinion, including but not limited to, changes affecting the securities markets, the results of operations or material changes in the financial condition of either Fifth Third or Capital Holdings could materially affect the assumptions used in preparing this opinion.

     Capital Holdings has agreed to pay Austin Associates customary fees for its services as financial advisor in connection with the merger. This fee is equal to 0.50% of the greater of the value of the transaction as determined on October 24, 2000 or the date of the effective time of the merger, and is payable upon the closing of the merger. Assuming the closing of the merger had occurred on
               , 2001, this fee would have totaled approximately $          .
Capital holdings has already paid Austin Associates $100,000 of this fee. In addition to its fees and regardless of whether the merger is consummated, Capital Holdings has agreed to reimburse Austin Associates for its reasonable out-of-pocket expenses, and to indemnify Austin Associates against certain liabilities, including liabilities under securities laws.

FEDERAL INCOME TAX CONSEQUENCES

     Fifth Third will receive an opinion from its counsel, Graydon Head & Ritchey LLP, that, for federal income tax purposes, the merger will constitute a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code.

     Capital Holdings will receive an opinion from Fifth Third's counsel, Graydon Head & Ritchey LLP, that, for federal income tax purposes: (1) the merger will constitute a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code and (2) no gain or loss will be recognized by shareholders of Capital Holdings who receive shares of Fifth Third common stock in exchange for shares of Capital Holdings common stock, except to the extent of any cash received for any fractional share interest in Fifth Third common stock to which the shareholders may otherwise be entitled.

     In rendering its opinion, Graydon Head & Ritchey LLP will rely upon representations contained in letters from Fifth Third and Capital Holdings to be delivered for purposes of the opinion. The opinion will also be based on the assumption that the merger will be completed in accordance with the provisions of the affiliation agreement, that the merger will qualify as a statutory merger under state law and that the representations made by Fifth Third and Capital Holdings in the affiliation agreement are accurate. An opinion of counsel represents only counsel's best legal judgment on the matters addressed in the opinion, and has no binding effect or official status of any kind, and no assurance can be given that contrary positions may not be taken by the Internal Revenue Service or a court considering the issues. Neither Fifth Third nor Capital Holdings has requested or will request a ruling from the Internal Revenue Service with regard to any of the federal income tax consequences of the merger.

     Provided that the merger constitutes a reorganization within the meaning of
Section 368(a) of the Internal Revenue Code, for federal income tax purposes:

     - no gain or loss will be recognized by Capital Holdings as a result of the merger;

     - no gain or loss will be recognized by Fifth Third as a result of the merger;

     - no gain or loss will be recognized by a shareholder of Capital Holdings who receives solely Fifth Third common stock in exchange for Capital Holdings common stock pursuant to the terms of the affiliation agreement, except to the extent of any cash received for any fractional share interest in Fifth Third common stock to which the shareholder may be entitled;

     - the aggregate federal income tax basis of the Fifth Third common stock received by a Capital Holdings shareholder who receives solely Fifth Third common stock in exchange for Capital Holdings common stock pursuant to the terms of the affiliation agreement will be, in each instance, the same as the aggregate federal income tax basis of the Capital Holdings common stock surrendered in exchange therefore, reduced by any amount allocated to a fractional share of Fifth Third common stock with respect to which cash is received;

     - the holding period of the Fifth Third common stock received (including any fractional share deemed received and redeemed for cash) by a Capital Holdings shareholder will include, in each case, the period during which the Capital Holdings common stock surrendered in exchange therefor was held, provided that the Capital Holdings common stock was held as a capital asset by such shareholder on the date of the exchange;

     - a holder of Capital Holdings common stock who receives cash in lieu of a fractional share of Fifth Third common stock will, in general, recognize capital gain or loss under Section 302 of the Internal Revenue Code on the excess of the amount received for such fractional share over the shareholder's adjusted basis in such fractional share; and

     - a holder of Capital Holdings common stock who perfects dissenter's rights with respect to such person's shares of Capital Holdings common stock will, in general, recognize capital gain or loss under Section 302 of the Internal Revenue Code on the difference between the amount received for perfecting dissenter's rights and the shareholder's adjusted basis in the shareholder's shares of Capital Holdings common stock.

     The foregoing discussion is intended only as a summary of the material federal income tax consequences of the merger. The foregoing discussion does not address the tax consequences that may be relevant to particular taxpayers in light of their personal circumstances (for example, individuals who receive Fifth Third common stock in exchange for Capital Holdings common stock acquired as a result of the exercise of employee stock options or otherwise as compensation) or to taxpayers subject to special treatment under the Internal Revenue Code (for example, insurance companies, financial institutions, dealers in securities, tax-exempt organizations, foreign corporations, foreign partnerships, or other foreign entities and individuals who are not citizens or residents of the United States).

     No information is provided herein with respect to the tax consequences, if any, of the merger under applicable state, local, foreign and other tax laws. The foregoing discussion is based upon the provisions of the Internal Revenue Code, applicable Treasury regulations thereunder, Internal Revenue Service rulings, and judicial decisions as in effect as of the date of this document. There can be no assurance that future legislative, administrative or judicial changes or interpretations will not affect the accuracy of the statements or conclusions set forth herein. Any such change could apply retroactively and could affect the accuracy of such discussion.

     You are urged to consult your own tax advisor as to the specific tax consequences to you of the merger, including the application of federal, state, local, foreign and other tax laws.

ACCOUNTING TREATMENT

     Fifth Third intends the merger to qualify for pooling-of-interests accounting treatment. Under pooling-of-interests accounting treatment, as of the effective time of the merger, the assets and liabilities of Capital Holdings will be added to those of Fifth Third at their recorded book values and the shareholders' equity account of Capital Holdings will be included on Fifth Third's consolidated balance sheet. The merger agreement, however, does not contain any representations or agreements regarding pooling-of-interests accounting treatment. Although neither Fifth Third nor Capital Holdings is obligated in the affiliation agreement to obtain agreements from its affiliates designed to ensure that the merger will qualify as a pooling-of-interests, each has agreed to attempt to obtain such agreements. These agreements will, among other things, state that these affiliates may not dispose of any shares of Fifth Third common stock or Capital Holdings common stock during the period beginning 30 days prior to the effective time of the merger and ending when financial results covering at least 30 days of post-merger operations of Fifth Third have been published. We can give no assurances that we will be able to obtain these agreements or that the merger will qualify for pooling-of-interests accounting treatment.

RESALE OF FIFTH THIRD COMMON STOCK BY AFFILIATES

     The shares of Fifth Third common stock to be issued to shareholders of Capital Holdings in connection with the merger have been registered under the Securities Act of 1933 and will be freely transferable under the Securities Act, except for shares issued to any shareholder who may be deemed to be an "affiliate" of Capital Holdings or Fifth Third at the time of the special meeting. Generally, an affiliate includes a director, an executive officer or a 10% or more shareholder of Capital Holdings or Fifth Third at the time of the special meeting.

     Rule 145 under the Securities Act restricts the public sale of Fifth Third common stock received in the merger by affiliates. During the first year following the effective time of the merger, affiliates of Capital Holdings who do not become affiliates of Fifth Third may publicly resell the Fifth Third common stock received by them in connection with the merger upon compliance with the following conditions of Rule 144:

     - Fifth Third must have satisfied its reporting requirements under the Exchange Act for the 12 months preceding the proposed sale;

     - the number of shares sold in any three-month period is limited to the greater of (1) one percent of Fifth Third's shares outstanding, or (2) the average weekly trading volume during the four calendar weeks preceding the first sale; and

     - the shares must be sold by a broker in a routine open market transaction that does not involve the solicitation of orders for purchase.

     Shares of Fifth Third common stock sold by: (1) an affiliate's spouse or relative living in the affiliate's household, (2) any trust or estate in which the affiliate or person listed in (1) collectively owns 10% or more of the beneficial interest or of which any of these persons serves as trustee or executor, (3) any corporation in which the affiliate or any person specified in
(1) beneficially owns at least 10% of an equity interest, (4) any person to whom the affiliate donated shares, or (5) any person who acquired the shares from the affiliate as a result of the affiliate defaulting on an obligation secured by a pledge of the shares; will be aggregated with the number of shares sold by the affiliate for purposes of determining whether the volume limitations of Rule 144 are exceeded.

     After the first year following the completion of the merger, affiliates of Capital Holdings who are not affiliates of Fifth Third may resell their shares publicly without regard to the volume limitation or manner of sale requirement so long as Fifth Third has satisfied its reporting requirements under the Exchange Act during the prior 12 month period. If Fifth Third has not satisfied its reporting requirements, affiliates may not publicly resell their shares of Fifth Third common stock received in the merger until two years have elapsed since completion of the merger. At that time, the shares may be sold without any restriction.

     Sales and other dispositions of Fifth Third common stock by any affiliate of Capital Holdings who becomes an affiliate of Fifth Third in connection with the merger, must be made in compliance with the requirements of Rule 144 set forth above until such person has not been an affiliate of Fifth Third for at least three months and a period of at least two years has elapsed since the date the shares were acquired in connection with the merger.

     If the shares are pledged or donated in compliance with Rule 145, the shares will remain subject to Rule 145 in the hands of the recipient until the restrictive period applicable to the affiliate transferor have expired.

     The affiliation agreement provides that Capital Holdings will use its best efforts to cause each person who is deemed by Capital Holdings to be an affiliate (for purposes of Rule 145) of Capital Holdings to execute and deliver to Fifth Third a written agreement intended to ensure compliance with the Securities Act.

     Fifth Third has also agreed, subject to certain conditions, to cause the Fifth Third board of directors to adopt a resolution providing that, to the extent that any directors and executive officers of Capital Holdings who will become affiliates of Fifth Third would be deemed, for purposes of Section 16(b) of the Securities Exchange Act of 1934, as amended, to have "acquired" shares and/or options to purchase shares of Fifth Third common stock as a result of the merger, such "acquisitions" are intended to be exempt from liability under
Section 16(b) of the Exchange Act. The Capital Holdings board of directors likewise expects to adopt a resolution providing that, to the extent that any directors and executive officers of Capital Holdings would be deemed, for purposes of Section 16(b) of the Exchange Act, to have "sold" their Capital Holdings common stock and options to purchase Capital Holdings common stock as a result of the merger, such "sales" are intended to be exempt from liability under Section 16(b) of the Exchange Act.

DISSENTERS' RIGHTS OF APPRAISAL

     You are entitled to relief as a dissenting shareholder under Ohio Revised Code Section 1701.85 only if you comply strictly with all of the procedural and other requirements of Section 1701.85, a copy of which is attached hereto as Annex C. The following is a description of the material terms of Section 1701.85.

     A Capital Holdings shareholder who wishes to perfect his rights as a dissenting shareholder in the event the affiliation agreement is approved and adopted:

     - must be a record holder of the shares of Capital Holdings common stock as to which he seeks relief on the record date;

     - must not vote his shares of Capital Holdings common stock in favor of adoption of the affiliation agreement; and

     - must deliver to Capital Holdings, not later than 10 days after the special meeting, a written demand for payment of the fair cash value of the shares as to which he seeks relief. The written demand must state the name of the shareholder, his address, the number and class of shares as to which he seeks relief and the amount claimed as the fair cash value for those shares.

     Voting against the adoption of the affiliation agreement will not satisfy the requirements of a written demand for payment. Any written demand for payment should be mailed or delivered to the Secretary of Capital Holdings, Inc., 5520 Monroe Street, Sylvania, Ohio 43560. As the written demand must be delivered to Capital Holdings within the 10 day period following the special meeting, we recommend that a dissenting shareholder use certified or registered mail, return receipt requested, to confirm that he has made a timely delivery.

     If Capital Holdings sends the dissenting shareholder, at the address specified in his demand, a request for the certificate(s) representing his shares, the dissenting shareholder must deliver the certificate(s) to Capital Holdings within 15 days of the date Capital Holdings sent the request. Capital Holdings will endorse the certificate(s) with a legend to the effect that the shareholder has demanded the fair cash value of the shares represented by the certificate(s). Capital Holdings will then return such shares to the dissenting shareholder. If the shareholder fails to deliver the certificate(s) within 15 days of the request, Capital Holdings may terminate his right to dissent. Capital Holdings must notify the shareholder of its election to terminate his rights as a dissenting shareholder within 20 days after the lapse of the 15-day period.

     If the dissenting shareholder and Capital Holdings cannot agree on the fair cash value per share of the shares of Capital Holdings common stock, either may, within three months after the service of the written demand by the shareholder, file a petition in the Court of Common Pleas of Lucas County, Ohio. If the court finds that the shareholder is entitled to be paid the fair cash value of any shares, the court may appoint one or more appraisers to receive evidence and to recommend a decision on the amount of the fair cash value.

     The fair cash value of a share of Capital Holdings common stock to which a dissenting shareholder is entitled under Section 1701.85 will be determined as of the day prior to the special meeting. Fair cash value will be computed as the amount a willing seller and willing buyer would accept or pay if neither was compelled to sell or buy, excluding any appreciation or depreciation in market value resulting from the merger. Notwithstanding the foregoing, the fair cash value may not exceed the amount specified in the shareholder's written demand. The court will make a finding as to the fair cash value of a share and render judgment against Capital Holdings for its payment with interest at such rate and from such date as the court considers equitable. The court will assess or apportion the costs of the proceedings as it considers equitable.

     The rights of any dissenting shareholder will terminate if:

     - the dissenting shareholder has not complied with Section 1701.85, unless Capital Holdings, by its board of directors, waives this failure;

     - Capital Holdings abandons or is finally enjoined or prevented from carrying out, or the shareholders of Capital Holdings rescind their adoption of, the affiliation agreement;

     - the dissenting shareholder withdraws his written demand with the consent of Capital Holdings, by its board of directors; or

     - Capital Holdings and the dissenting shareholder have not agreed upon the fair cash value per share of the Capital Holdings common stock and neither has timely filed or joined in a petition in an appropriate court for a determination of the fair cash value of the shares.

     When a dissenting shareholder exercises his rights under Section 1701.85, all other rights with respect to such Capital Holdings common stock will be suspended until Capital Holdings purchases the shares, or the right to receive fair cash value is otherwise terminated. Such rights will be reinstated should the right to receive fair cash value be terminated other than by the purchase of the shares by Capital Holdings.

     Because a proxy card which does not contain voting instructions regarding the proposal to adopt the affiliation agreement will be voted for adoption of the affiliation agreement, a shareholder who wishes to exercise dissenters' rights must either: (1) not sign and return the proxy card, or (2) sign and return the proxy card, and vote against or abstain from voting on the adoption of the affiliation agreement.

     For a discussion of the tax consequences to a shareholder who exercises dissenters' rights, see "Proposal -- Merger of Capital Holdings into Fifth Third -- Federal Income Tax Consequences."

                       TERMS OF THE AFFILIATION AGREEMENT

REPRESENTATIONS AND WARRANTIES

     Fifth Third and Capital Holdings have made numerous representations and warranties to each other relating to, among other things, the following:

     - their incorporation, good standing, corporate power and similar corporate matters;

     - their capitalization;

     - their authorization, execution, delivery and performance and the enforceability of the affiliation agreement and the absence of violations;

     - tax treatment;

     - compliance with laws and regulations;

     - the absence of material changes since June 30, 2000;

     - their SEC and other regulatory filings; and

     - their financial statements.

     The affiliation agreement also contains, among other things, representations and warranties of Capital Holdings relating to employee benefit matters and certain material contracts of Capital Holdings and a representation and warranty by Fifth Third that the shares of Fifth Third common stock issued in the merger will be duly and validly issued, fully-paid and non-assessable.

     No representations or warranties made by either Capital Holdings or Fifth Third will survive beyond the effective time of the merger.

CONDUCT PENDING THE MERGER

     The affiliation agreement provides that, except with the prior approval of Fifth Third, Capital Holdings shall not, and shall not permit its representatives to, initiate, solicit, negotiate with, encourage discussions with, provide information to, or agree to a transaction with, any other third party concerning any merger of Capital Holdings or its subsidiaries or any sale of substantial assets or shares of capital stock (including securities convertible or exchangeable into, or otherwise evidencing, or any agreement or instrument evidencing the right to acquire, capital stock) or any similar transaction involving Capital Holdings or its subsidiaries. Capital Holdings must communicate to Fifth Third the terms of any proposal which it may receive in respect of any of these transactions and any request by or indication of interest on the part of any third party with respect to initiation of any of these transactions or discussions with respect thereto. These restrictions on Capital Holdings are subject to the exercise of Capital Holdings' directors' fiduciary duties.

     In addition, Capital Holdings has agreed that, prior to the effective time of the merger, Capital Holdings and its subsidiaries will be operated in the ordinary course of business and will give Fifth Third and Fifth

Third's representatives reasonable access during business hours to its books, records and properties. In addition, without Fifth Third's prior written consent, neither Capital Holdings nor its subsidiaries will, among other things:

     - make any changes in its capital or corporate structures;

     - issue any additional shares of common stock or other equity securities other than pursuant to the exercise of: (a) options granted prior to the date of the affiliation agreement or (b) permitted option grants;

     - issue as borrower any long-term debt or convertible or other securities of any kind, or right to acquire any of its securities;

     - make any material changes in its method of business operations;

     - make, enter into any agreement to make, or become obligated to make, any capital expenditures in excess of $50,000;

     - make, or enter into or renew any agreement for services to be provided to Capital Holdings or its subsidiaries, or permit the automatic renewal of any such agreement, other than certain scheduled agreements, except any agreement for services having a term of less than 3 months or requiring the expenditure of not more than $50,000;

     - declare or pay any cash dividends on its own stock other than normal and customary quarterly cash dividends consistent with Capital Holdings' historical practices;

     - pay any stock dividends or make any other distributions on its stock, other than cash dividends as described in the immediately preceding clause;

     - change or otherwise amend any benefit plans other than as required by law or as contemplated in the affiliation agreement;

     - provide any increases in employee salaries or benefits other than in the ordinary course of business; and

     - acquire, become obligated to acquire, or enter into any agreement to acquire, any banking or non-banking company or any branch offices of any such companies (other than agreements existing on the date of the affiliation agreement and previously scheduled).

     Regardless of the restrictions listed above, the affiliation agreement specifically allows Capital Holdings to: (1) pay its year-end cash bonuses in accordance with its past practice, the aggregate amount of which shall not exceed its accrued cash bonus amounts, including additional normal monthly accrual amounts through the month of December 2000, and (2) grant additional options in accordance with its past practice to its senior officers which options shall not exceed options to purchase 110,000 shares of Capital Holdings common stock.

CONDITIONS TO CLOSING

     The affiliation agreement must be adopted by the affirmative vote of holders of at least two-thirds of the outstanding shares of Capital Holdings common stock. The control share acquisition by Fifth Third of a majority of the voting power of Capital Holdings must be approved by: (1) a majority of the voting power of the shares of Capital Holdings common stock that is represented in person or by proxy at the special meeting, and (2) a majority of the voting power of the shares of Capital Holdings common stock that is represented in person or by proxy at the special meeting, excluding those shares of Capital Holdings common stock deemed to be "interested shares" for purposes of the Ohio Control Share Acquisition Act. The merger also must be approved in writing by the Federal Reserve Board and the Ohio Division of Financial Institutions. Fifth Third and Capital Holdings filed these applications in November, 2000. No assurance can be given that the required governmental approvals will be forthcoming.

     Fifth Third's and Capital Holdings' obligations to complete the merger are subject to additional conditions set forth in the affiliation agreement. These include: (1) the absence at the effective time of the merger of any waiting period mandated by law or any material investigations, orders or injunction of any federal or state agency or court preventing, prohibiting or enjoining the transactions contemplated by the affiliation agreement; (2) the receipt of all necessary governmental and regulatory orders, consents, clearances, approvals and requirements necessary to approve the merger; and (3) Capital Holdings' shareholders having approved the proposal to adopt the affiliation agreement.

     Fifth Third's obligation to complete the merger is further subject to conditions set forth in the affiliation agreement, including:

     - the continuing truth and accuracy in all material respects of the representations and warranties of Capital Holdings;

     - Capital having performed all of its obligations under the affiliation agreement in all material respects;

     - Capital Holdings' consolidated shareholders' equity being at least $90.5 million;

     - receipt by Fifth Third of an opinion of its counsel as to certain tax matters (see "Proposal -- Merger of Capital Holdings into Fifth
       Third -- Federal Income Tax Consequences"); and

     - no exercises of options to purchase Capital Holdings common stock occur between October 24, 2000 and the effective time of the merger.

     Capital Holdings' obligation to complete the merger is further subject to conditions set forth in the affiliation agreement, including:

     - the continuing truth and accuracy in all material respects of Fifth Third's representations and warranties;

     - Fifth Third having performed all of its obligations under the affiliation agreement in all material respects;

     - receipt by Capital Holdings of an opinion of counsel to Fifth Third as to certain tax matters (see "Proposal -- Merger of Capital Holdings into Fifth Third -- Federal Income Tax Consequences"); and

     - Fifth Third having entered into employment agreements with John S. Szuch, Robert A. Sullivan and Bruce K. Lee and severance agreements with Stephen
       J. Kovatch, Michael P. Killian and David L. Mead (see " -- Interests of Certain Persons in the Merger").

TERMINATION; AMENDMENT; WAIVER

     The affiliation agreement may be terminated and the merger abandoned at any time prior to the effective time of the merger by written notice delivered by Fifth Third to Capital Holdings or by Capital Holdings to Fifth Third in the following instances:

     - if there has been a material misrepresentation, a material breach of a warranty or a material failure to comply with any covenant on the part of the other party with respect to the representations, warranties and covenants set forth in the affiliation agreement and that misrepresentation, breach or failure to comply has not been cured within 30 days after receipt of written notice or is not capable of being cured, provided the party in default has no right to terminate for its own default;

     - if the merger has not been completed by June 30, 2001, provided the terminating party is not in material breach or default of any representation, warranty or covenant contained in the affiliation agreement on the date of the termination;

     - by the mutual written consent of Fifth Third and Capital Holdings;

     - if Capital Holdings' shareholders do not adopt the affiliation agreement;

     - if any event occurs which renders impossible satisfaction of one or more of the conditions to the obligations of the other party to effect the merger in any material respect, and such non-compliance is not waived by the unaffected party; or

     - if the business, assets or financial condition of the other party has materially and adversely changed since June 30, 2000.

     The affiliation agreement may be amended, modified or supplemented by the written agreement of each of the parties, upon the authorization of each company's respective board of directors at any time before or after adoption of the affiliation agreement by Capital Holdings' shareholders. Approval of any amendment, modification or supplement by Capital Holdings' shareholders is not required unless this action would adversely change the consideration to be provided to Capital Holdings' shareholders pursuant to the affiliation agreement.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     Shares of Capital Holdings common stock held by or for the benefit of directors and executive officers of Capital Holdings will be canceled and converted into the right to receive shares of Fifth Third common stock on the same basis as shares held by you and the other shareholders of Capital Holdings. In addition, directors and executive officers of Capital Holdings may be deemed to have the following interests in the merger that are different from, or in addition to, those of you and the other shareholders of Capital Holdings.

     FIFTH THIRD EMPLOYMENT AGREEMENTS. As a condition to the consummation of the merger, the affiliation agreement requires Fifth Third to enter into employment agreements with John S. Szuch, Capital Holdings' Chairman and Chief Executive Officer, Robert A. Sullivan, Capital Holdings' President and Chief Operating Officer, and Bruce K. Lee, Capital Holdings' Executive Vice President.

     Each proposed employment agreement contains restrictions on these individuals concerning the disclosure of confidential information and a noncompetition agreement which lasts for the longer of three years from the effective time of the merger and one year after termination of employment. Each of these individuals will be eligible to participate in Fifth Third's Employee Stock Option Plan and in any 401(k), profit sharing, vacation, disability, life or medical insurance or other benefit plan adopted by Fifth Third or any affiliate to the extent such plan is made available to similarly- situated employees of Fifth Third and such individual is eligible to participate in such plan according to its terms. In the event of death or total disability, each individual will be entitled to his salary through the end of the month in which the death or total disability occurs (minus any amounts paid under a salary continuation or disability plan of Fifth Third) and any compensation previously awarded to him that remains unpaid. If Fifth Third terminates employment for cause or one of these individuals terminates his employment without good reason, he will just be entitled to his accrued but unpaid base salary. If Fifth Third terminates employment without cause or one of these individuals terminates his employment for good reason, he will be entitled to receive for one year (or until the end of the term of the proposed employment agreement, if longer) his base salary, and the cash bonus described below.

     Mr. Szuch's proposed employment agreement would employ Mr. Szuch as the Chairman and a director of Fifth Third Bank (Northwestern Ohio) and is contemplated to be for a term of five years. Mr. Szuch's proposed employment agreement calls for an annual base salary of $226,720 with increases during the term in accordance with the percentage increases of similarly-situated executive officers of Fifth Third, taking into account Mr. Szuch's performance and salary in relation to such similarly-situated executive officers. During the term of the proposed employment agreement, Mr. Szuch will be entitled to receive an annual cash bonus of $240,000 and will be eligible for payment of the first such bonus in the fourth quarter of 2001.

     Mr. Sullivan's proposed employment agreement would employ Mr. Sullivan as the President, CEO and a director of Fifth Third Bank (Northwestern Ohio) and is contemplated to be for a term of five years. Mr. Sullivan's proposed employment agreement calls for an annual base salary of $226,720 with increases during the term in accordance with the percentage increases of similarly-situated executive officers of Fifth Third, taking into account Mr. Sullivan's performance and salary in relation to such similarly-situated executive officers. During the term of the proposed employment agreement, Mr. Sullivan will be entitled to receive an annual cash bonus of $240,000 and will be eligible for payment of the first such bonus in the fourth quarter of 2001.

     Mr. Lee's proposed employment agreement would employ Mr. Lee as an Executive Vice President of Fifth Third Bank (Northwestern Ohio) and is contemplated to be for a term of three years. Mr. Lee's proposed employment agreement calls for an annual base salary of $156,000 with increases during the term in accordance with the percentage increases of similarly-situated executive officers of Fifth Third, taking into account Mr. Lee's performance and salary in relation to such similarly-situated executive officers. During the term of the proposed employment agreement, Mr. Lee will be entitled to receive an annual cash bonus of $170,000 and will be eligible for payment of the first such bonus in the fourth quarter of 2001.

     FIFTH THIRD SEVERANCE AGREEMENTS. As a condition to the consummation of the merger, the affiliation agreement requires Fifth Third to enter into severance agreements with Michael P. Killian, Capital Holdings' Senior Vice President, Stephen J. Kovatch, Capital Holdings' Senior Vice President, and David L. Mead, Capital Holdings' Senior Vice President and Chief Financial Officer.

     Each proposed severance agreement provides that the individual will be paid a certain amount of money in bi-weekly installments over a 52 week period if their employment with Fifth Third is involuntarily terminated or if such individual resigns for good reason within six months of the effective time of the merger. Upon such termination Mr. Kovatch and Mr. Killian would each receive $230,000 and Mr. Mead would receive $215,000. Each proposed severance agreement also contains a non-solicitation agreement which lasts for one year after the individual begins employment with a competitor of Fifth Third and a noncompetition agreement which lasts until the earlier of one year from termination, or the discontinuation of severance payments (upon signing a nonsolicitation agreement).

     NO EXCESS PARACHUTE PAYMENTS. In no event shall any of these individuals receive any payment pursuant to the terms of an employment or severance agreement that would be considered an "Excess Parachute Payment" pursuant to
Section 280(G) of the Internal Revenue Code.

     STOCK OPTIONS. Capital Holdings has granted stock options to certain directors, executive officers and key employees under its 1988 Incentive Stock Option Plan, 1996 Incentive Stock Option Plan, Non-Employee Director Stock Option Plan and 1999 Long-Term Incentive Plan.

     Upon consummation of the merger, all outstanding awards, options or other rights to purchase or acquire Capital Holdings common stock under these plans will vest, become immediately exercisable and be converted into options to purchase Fifth Third common stock. The number of shares subject to these options will be adjusted to allow the holder, upon exercise, to receive shares of Fifth Third common stock calculated by multiplying the exchange ratio by the number of shares of Capital Holdings common stock subject to the options, and the exercise price of the Capital Holdings stock options will be adjusted by dividing the exercise price per share by the exchange ratio.

     The effect of the merger on the Capital Holdings options held by the chief executive officer and the four most highly paid executive officers of Capital Holdings, by all executive officers as a group and by all directors and executive officers as a group will be as follows:

                                                        OPTIONS EXERCISABLE    OPTIONS VESTING AS
                                                               AS OF              A RESULT OF
                 NAME                   OPTIONS HELD          , 2001               THE MERGER
                 ----                   ------------    -------------------    ------------------
John S. Szuch
Robert A. Sullivan
Bruce K. Lee
Michael P. Killian
Stephen J. Kovatch
Other executive officers
                                          --------           --------               --------
All executive officers
Non-employee directors
                                          --------           --------               --------
Total
                                          ========           ========               ========

    Within 60 days after the effective time of the merger, Fifth Third will file a registration statement with the SEC to register the shares of Fifth Third common stock issuable pursuant to these options. Holders of these options may not exercise the options until this registration statement has become effective.

     INDEMNIFICATION AND LIABILITY INSURANCE. Fifth Third will assume the obligations of Capital Holdings or any of its subsidiaries arising under applicable Ohio and federal law and under Capital Holdings' or any subsidiary's articles of incorporation, charter or code of regulations, to indemnify each officer or director of Capital Holdings or any of its subsidiaries against liabilities in connection with any claim arising out of the fact that such person is or was a director or officer of Capital Holdings or any of its subsidiaries, if such claim pertains to any matter occurring prior to the effective time of the merger, regardless of whether such claim is asserted prior to, at or after the effective time of the merger. Fifth Third's assumption of these indemnification obligations will continue for a period of three years after the effective time of the merger or, in the case of claims asserted prior to the third anniversary of the effective time of the merger, until such matters are finally resolved. Fifth Third also shall purchase and keep in force for a two-year period, a policy of directors' and officers' liability insurance providing coverage for acts or omissions of the type currently covered by Capital Holdings' existing directors' and officers' liability insurance for acts or omissions occurring on or prior to the effective time of the merger, but only to the extent that this insurance may be purchased or kept in full force on commercially reasonable terms. Fifth Third and Capital Holdings have agreed that these costs shall be commercially reasonable so long as they do not exceed 125% of the annual costs currently paid for such coverage by Capital Holdings. Fifth Third has agreed that all rights to indemnification existing in favor of officers and directors of Fifth Third affiliates shall be accorded to officers and directors of Capital Holdings or any of its subsidiaries who become affiliated with any Fifth Third affiliate in such capacities after the effective time of the merger and that this indemnification will relate to covered actions or inactions only after the effective time of the merger.

EFFECT ON CAPITAL HOLDINGS' EMPLOYEES

     EMPLOYMENT. Fifth Third shall consider employing as many of the employees of Capital Holdings and its subsidiaries who desire employment within the Fifth Third holding company system as possible, to the extent of available positions and consistent with Fifth Third's standard staffing levels and personnel policies.

     FIFTH THIRD EMPLOYEE BENEFIT PLANS. Fifth Third shall provide each of the full-time employees of Capital Holdings and its subsidiaries who become employees of Fifth Third, as a group, with employee benefit plans that in the aggregate are of comparable value to the benefit plans maintained by Fifth Third for similarly-situated employees. Former Capital Holdings employees shall be given credit for service with

Capital Holdings and its subsidiaries for purposes of eligibility, vesting and accrual of benefits. No former Capital Holdings employee shall be entitled to participate in the Fifth Third Bancorp Master Retirement Plan (which has been frozen to new participants). Such employees will not be subject to any exclusion or penalty for pre-existing conditions that were covered under the medical plans of Capital Holdings, or its subsidiaries.

     SEVERANCE. The affiliation agreement provides for the payment of severance amounts to employees of Capital Holdings who do not have an employment or severance agreement under certain conditions upon termination of employment. Those amounts will be equal to two weeks of pay for each year of service, with a minimum of 8 weeks of pay for any officer of Capital Holdings and a minimum of 4 weeks of pay for all other employees of Capital Holdings, and a maximum of up to 22 weeks of pay. Officers of Capital Holdings or its subsidiaries who enter into employment or severance agreements with Capital Holdings or Fifth Third after October 24, 2000 will not be eligible to receive these severance amounts (see "Terms of the Affiliation Agreement -- Interests of Certain Persons in the Merger").

     RETIREMENT SAVINGS PLAN VESTING. The affiliation agreement allows Capital Holdings to amend its Retirement Savings Plan to provide for the immediate vesting of all participants' account balances, including employer matching and profit sharing contributions.

                              FIFTH THIRD BANCORP

DESCRIPTION OF BUSINESS

     Fifth Third is an Ohio corporation organized in 1975 as a bank holding company registered under the Bank Holding Company Act and subject to regulation by the Federal Reserve Board. In 2000, Fifth Third elected to become a financial holding company under that act. Fifth Third, with its principal office located in Cincinnati, owns all of the outstanding stock of five commercial banks and one federal savings bank with 667 offices in Ohio, Kentucky, Indiana, Illinois, Michigan, Florida and Arizona. Those institutions are: Fifth Third Bank; Fifth Third Bank, Florida; Fifth Third Bank, Northern Kentucky, Inc.; Fifth Third Bank, Kentucky, Inc.; Fifth Third Bank, Indiana; and Fifth Third Bank, Southwest, F.S.B.

     At September 30, 2000, Fifth Third, its affiliated banks and other subsidiaries had consolidated total assets of approximately $44.4 billion, consolidated total deposits of approximately $25.5 billion and consolidated total shareholders' equity of approximately $4.4 billion.

     Fifth Third, through its subsidiaries, engages primarily in commercial, retail and trust banking, investment services and leasing activities and also provides credit life, accident and health insurance, discount brokerage services and property management for its properties. Those subsidiaries consist of The Fifth Third Company, Fifth Third Securities, Inc., The Fifth Third Leasing Company, Fifth Third Insurance Services, Inc., Fifth Third Mortgage Company, Fifth Third Mortgage Insurance Reinsurance Company, Midwest Payment Systems, Inc., Fifth Third International Company, Fifth Third Investment Company, Fifth Third Community Development Corporation, Fifth Third Trade Services Limited, Fifth Third Real Estate Capital Markets Co., and Heartland Capital Management, Inc. Fifth Third's affiliates provide a full range of financial products and services to the retail, commercial, financial, governmental, educational and medical sectors, including a wide variety of checking, savings and money market accounts, and credit products such as credit cards, installment loans, mortgage loans and leasing. Each of the banking affiliates has deposit insurance provided by the Federal Deposit Insurance Corporation through either the Bank Insurance Fund or the Savings Association Insurance Fund.

     Fifth Third, through its banking subsidiaries, also participates in several regional shared ATM networks, including "Money Station," "Honor" and "Star." These networks include approximately 6,500, 42,000 and 70,000 ATMs, respectively. All Fifth Third banking subsidiaries also participate in the "PLUS System(R)" network, which is an international ATM network with approximately 490,000 ATMs.

     Fifth Third is a corporate entity legally separate and distinct from its affiliates. The principal source of Fifth Third's income is dividends from its affiliates. There are certain regulatory restrictions as to the extent to which the affiliates can pay dividends or otherwise supply funds to Fifth Third. See "Description of Capital Stock and Comparative Rights of Shareholders -- Dividends."

RECENT DEVELOPMENTS

     Fifth Third's strategy for growth includes strengthening its presence in core markets, expanding into contiguous markets and broadening its product offerings.

     Fifth Third believes it has an excellent track record in integrating acquired businesses. Since 1989, Fifth Third has completed more than 30 acquisitions, which have contributed to its growth. Consistent with this strategy, in addition to the merger with Capital Holdings, Fifth Third recently acquired Ottawa Financial Corporation and entered into an agreement to acquire Old Kent Financial Corporation.

     OTTAWA FINANCIAL CORPORATION. On December 8, 2000, Fifth Third acquired Ottawa Financial Corporation, a unitary savings and loan holding company based in Holland, Michigan which owns AmeriBank. As of September 30, 2000, Ottawa had total assets of approximately $1.1 billion, deposits of approximately $732.8 million and shareholders' equity of approximately $83.2 million. Fifth Third
issued approximately      million shares of Fifth Third common stock to
shareholders of Ottawa in that merger. Based on the fair market value per share of Fifth Third common stock as of December 8, 2000, the closing date of this merger, these shares had an aggregate value of approximately
$          million. This merger was accounted for as a purchase.

     OLD KENT FINANCIAL CORPORATION. On November 20, 2000, Fifth Third agreed to acquire Old Kent Financial Corporation, a financial holding company based in Grand Rapids, Michigan that owns Old Kent Bank and Old Kent Bank, National Association. As of September 30, 2000, Old Kent had total assets of approximately $22.5 billion, deposits of approximately $16.8 billion and shareholders' equity of approximately $1.6 billion.

     In connection with the acquisition of Old Kent, holders of Old Kent common stock will receive .74 of a share of Fifth Third common stock for each outstanding share of Old Kent common stock. Fifth Third expects to issue approximately 102.3 million shares of Fifth Third common stock to shareholders of Old Kent. Based on the fair market value per share of Fifth Third common
stock as of             , 2000, these shares would have an aggregate value of
approximately $          billion. Unless amended, the merger agreement for this
acquisition further states that each share of Old Kent series D perpetual preferred stock issued and outstanding immediately prior to the effective time of the merger would be converted into one share of perpetual preferred stock of Fifth Third designated as Fifth Third series D perpetual preferred stock. The terms of the Fifth Third series D perpetual preferred stock would be substantially identical to the terms of the Old Kent series D perpetual preferred stock, except for such changes as may be required to give effect to the adjustment required by Section D.5.3.E. of the certificate of designations, preferences and rights relating thereto in respect of the merger. Additionally, each share of Old Kent series E perpetual preferred stock issued and outstanding immediately prior to the effective time of the merger would be converted into one share of perpetual preferred stock of Fifth Third designated as Fifth Third series E perpetual preferred stock. The terms of the Fifth Third series E perpetual preferred stock would be substantially identical to the terms of the Old Kent series E perpetual preferred stock.

     This merger is subject to Old Kent and Fifth Third shareholder approval and regulatory approval. Fifth Third expects that its acquisition of Old Kent will be accounted for as a pooling of interests and will be completed in the second quarter of 2001, after the merger with Capital Holdings.

ADDITIONAL INFORMATION

     For more detailed information about Fifth Third, reference is made to the Fifth Third Annual Report on Form 10-K for the year ended December 31, 1999, Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30 and September 30, 2000, and Current Reports on Form 8-K filed with the SEC on June 21, July 17 and November 20, 2000, which are incorporated into this document by reference. See "Where You Can Find More Information." More information about Fifth Third is also contained in its 1999 Annual Report to Shareholders which is available through Fifth Third's website at http://www.53.com/ investor/annual_report/index.htm.

                             CAPITAL HOLDINGS, INC.

DESCRIPTION OF BUSINESS

     Capital Holdings, Inc. is a one-bank holding company with headquarters in Sylvania, Ohio. Capital Holdings was formed in July 1988, for the purpose of owning and organizing Capital Bank, N.A., a national banking association which is a wholly-owned subsidiary of Capital Holdings.

     Capital Bank opened for business on August 24, 1989, with $12.4 million in equity capital contributed by the Company. As of September 30, 2000, Capital Holdings had total assets of approximately $1.1 billion, deposits of approximately $873.9 million and shareholders' equity of approximately $94.6 million.

     Capital Bank has focused its business on the borrowing needs of corporate, executive and professional customers. It pursues a deposit gathering strategy of offering money market checking, savings accounts, and certificates of deposits at attractive rates to mid-sized and large depositors with an emphasis on minimizing the operating costs of obtaining these deposits. Capital Bank has one facility and utilizes an extensive courier system to service its customers.

     Capital Bank is located in Sylvania, Ohio, a suburban community northwest of Toledo, Ohio. In addition to drawing customers from Sylvania, Capital Bank also draws customers from Lucas and Wood counties in Ohio as well as southeast Michigan. Capital Bank has defined its market niche as serving small to mid-sized businesses, professionals and their families.

     Capital Holdings owns its main office facility located at 5520 Monroe Street, Sylvania, Ohio through a wholly-owned subsidiary, CBNA Building Company.

     Capital Holdings' executive offices are located at 5520 Monroe Street, Sylvania, Ohio and its telephone number at that address is (419) 885-7379.

ADDITIONAL INFORMATION

     For more detailed information about Capital Holdings, reference is made to the Capital Holdings Annual Report on Form 10-K for the year ended December 31, 1999, Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30 and September 30, 2000, and Current Report on Form 8-K filed with the SEC on November 7, 2000, which are incorporated into this document by reference. See "Where You Can Find More Information."

          UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

     The following Unaudited Pro Forma Condensed Combined Financial Information is based on the historical financial statements of Fifth Third, Old Kent and Capital Holdings and has been prepared to illustrate the effects of the acquisitions described below. The Unaudited Pro Forma Condensed Combined Financial Information is presented for illustration purposes only in accordance with the assumptions set forth below, and is not necessarily indicative of the operating results or financial position that would have occurred if Fifth Third's mergers with Old Kent and Capital Holdings had been consummated nor is it necessarily indicative of future operating results or financial position of the combined company.

     The Unaudited Pro Forma Condensed Combined Financial Information reflects the following transactions using the pooling-of-interests method of accounting:
(1) pending merger of Fifth Third and Old Kent; (2) pending merger of Fifth Third and Capital Holdings; (3) Old Kent's acquisition of Grand Premier Financial, Inc. ("Grand Premier"), completed on April 1, 2000; and (4) Old Kent's acquisition of Merchants Bancorp, Inc. ("Merchants"), completed on February 11, 2000.

     The Unaudited Pro Forma Condensed Combined Balance Sheet assumes Fifth Third's mergers with Old Kent and Capital Holdings were consummated on September 30, 2000, while Old Kent's mergers with Grand Premier and Merchants are reflected in Old Kent's September 30, 2000 unaudited balance sheet.

     The Unaudited Pro Forma Condensed Combined Statement of Income for the nine months ended September 30, 2000 presents the combined results of operations of Fifth Third, Old Kent (which includes Grand Premier and Merchants) and Capital Holdings as if the mergers had been effective January 1, 2000. The Unaudited Pro Forma Condensed Combined Statements of Income for the years ended December 31, 1999, 1998 and 1997 present the combined results of operations of Fifth Third, Old Kent, Capital Holdings, Grand Premier and Merchants as if the mergers had occurred at the beginning of each period presented.

     The Unaudited Pro Forma Condensed Combined Financial Information should be read in conjunction with Fifth Third's Consolidated Financial Statements and notes thereto incorporated by reference in this document and Old Kent's Consolidated Financial Statements and notes thereto incorporated by reference in this document. The documents incorporated by reference are listed under the
heading "Where You Can Find More Information" on page   .

     Fifth Third expects that substantial benefits will be achieved from the mergers with Old Kent and Capital Holdings including operating cost savings and revenue enhancements. The pro forma earnings do not reflect any potential savings or revenue enhancements which are expected to result from the consolidation of operations of Fifth Third, Old Kent and Capital Holdings and are not necessarily indicative of the results of future operations. No assurances can be given with respect to the ultimate level of expense savings and revenue enhancements to be realized.

                      FIFTH THIRD BANCORP AND SUBSIDIARIES
              UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
                            AS OF SEPTEMBER 30, 2000
                                    ($000'S)

                                     FIFTH THIRD      OLD KENT       CAPITAL
                                     BANCORP AND      FINANCIAL     HOLDINGS,      PRO FORMA      PRO FORMA
                                     SUBSIDIARIES    CORPORATION       INC.       ADJUSTMENTS     COMBINED
                                     ------------    -----------    ----------    -----------    -----------
ASSETS
  Cash and Due From Banks..........  $   779,589     $   654,298    $   20,296     $      --     $ 1,454,183
  Securities Available for Sale....   14,847,612       3,391,554       227,928            --      18,467,094
  Securities Held to Maturity......       44,110         562,762            --            --         606,872
  Other Short-Term Investments.....      200,381          44,624            --            --         245,005
  Loans Held for Sale..............      437,466         934,793            --            --       1,372,259
  Loans and Leases.................   25,861,725      15,617,327       823,989            --      42,303,041
  Reserve for Credit Losses........     (383,923)       (223,913)      (11,846)      (42,000)(3)    (661,682)
                                     -----------     -----------    ----------     ---------     -----------
         Net Loans and Leases......   25,477,802      15,393,414       812,143       (42,000)     41,641,359
  Bank Premises and Equipment......      498,990         277,808        10,188       (42,000)(3)     744,986
  Accrued Income Receivable........      348,414         170,133         7,609            --         526,156
  Other Assets.....................    1,761,536       1,089,214         6,503       (10,000)(3)   2,847,253
                                     -----------     -----------    ----------     ---------     -----------
         Total Assets..............  $44,395,900     $22,518,600    $1,084,667     $ (94,000)    $67,905,167
                                     ===========     ===========    ==========     =========     ===========
LIABILITIES AND SHAREHOLDERS'
  EQUITY
  Total Deposits...................  $25,474,581     $16,758,128    $  873,886     $      --     $43,106,595
  Federal Funds Borrowed...........    3,598,709         782,550        13,660            --       4,394,919
  Short-Term Bank Notes............    2,900,536              --            --            --       2,900,536
  Other Short-Term Borrowings......    1,695,180       2,567,202        39,206            --       4,301,588
  Accrued Taxes, Interest and
    Expenses.......................    1,157,945         304,001        10,280       141,000(3)    1,613,226
  Other Liabilities................      238,478          55,394         4,111            --         297,983
  Long-Term Debt...................    4,721,842         349,779        48,900            --       5,120,521
  Guaranteed Preferred Beneficial
    Interests in Convertible
    Preferred Debentures...........      172,500         100,000            --            --         272,500
                                     -----------     -----------    ----------     ---------     -----------
         Total Liabilities.........   39,959,771      20,917,054       990,043       141,000      62,007,868
                                     -----------     -----------    ----------     ---------     -----------
SHAREHOLDERS' EQUITY
  Preferred Stock:
    Series D Perpetual.............           --           7,250            --            --           7,250
    Series E Perpetual.............           --           2,000            --            --           2,000
    Common Stock...................    1,033,188         137,029         1,178        96,885(2)    1,268,280
    Capital Surplus................      620,893         562,127        60,513       (96,993)(2)   1,146,540
    Retained Earnings..............    3,102,851         935,640        35,468      (235,000)(3)   3,838,959
    Net Unrealized Losses on
      Securities Available for
      Sale.........................     (156,031)        (42,500)       (2,427)           --        (200,958)
    Treasury Stock.................     (164,772)             --          (108)          108(2)     (164,772)
                                     -----------     -----------    ----------     ---------     -----------
Total Shareholders' Equity.........    4,436,129       1,601,546        94,624      (235,000)      5,897,299
                                     -----------     -----------    ----------     ---------     -----------
Total Liabilities and Shareholder's
  Equity...........................  $44,395,900     $22,518,600    $1,084,667     $ (94,000)    $67,905,167
                                     ===========     ===========    ==========     =========     ===========

See accompanying notes to the unaudited pro forma condensed combined financial information.

                      FIFTH THIRD BANCORP AND SUBSIDIARIES
           UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
                    FOR NINE MONTHS ENDED SEPTEMBER 30, 2000
                   ($000'S, EXCEPT SHARES AND PER SHARE DATA)

                                  FIFTH THIRD       OLD KENT       CAPITAL
                                  BANCORP AND      FINANCIAL      HOLDINGS,      PRO FORMA      PRO FORMA
                                  SUBSIDIARIES    CORPORATION        INC.       ADJUSTMENTS      COMBINED
                                  ------------    ------------    ----------    -----------    ------------
Interest Income.................  $  2,427,356    $  1,227,978    $   60,512    $       --     $  3,715,846
Interest Expense................     1,328,198         644,423        35,658            --        2,008,279
                                  ------------    ------------    ----------    ----------     ------------
Net Interest Income.............     1,099,158         583,555        24,854            --        1,707,567
Provision for Credit Losses.....        65,926          40,201         1,375            --          107,502
                                  ------------    ------------    ----------    ----------     ------------
Net Interest Differential.......     1,033,232         543,354        23,479            --        1,600,065
                                  ------------    ------------    ----------    ----------     ------------

Other Operating Income:
  Service Charges on Deposits...       160,631          61,119           488            --          222,238
  Other Operating Income........       581,971         269,159         1,240            --          852,370
                                  ------------    ------------    ----------    ----------     ------------
Total Other Income..............       742,602         330,278         1,728            --        1,074,608
                                  ------------    ------------    ----------    ----------     ------------

Operating Expenses:
  Salaries, Wages and
    Benefits....................       395,097         283,406         6,607            --          685,110
  Equipment and Occupancy
    Expenses....................        94,836          81,554         1,246            --          177,636
  Other Operating Expenses......       356,434         223,678         4,251            --          584,363
                                  ------------    ------------    ----------    ----------     ------------
Total Operating Expenses........       846,367         588,638        12,104            --        1,447,109
                                  ------------    ------------    ----------    ----------     ------------
Earnings Before Income Taxes....       929,467         284,994        13,103            --        1,227,564

Applicable Income Taxes.........       302,984          89,554         4,333            --          396,871
                                  ------------    ------------    ----------    ----------     ------------
Net Income......................       626,483         195,440         8,770            --          830,693
Dividend on Preferred Stock.....            --            (555)           --            --             (555)
                                  ------------    ------------    ----------    ----------     ------------
Net Income Available to Common
  Shareholders..................  $    626,483    $    194,885    $    8,770    $       --     $    830,138
                                  ============    ============    ==========    ==========     ============

Average Shares Outstanding:
  Basic.........................   464,201,545     137,333,000     7,048,190                    570,324,710
  Diluted.......................   475,624,871     138,620,000     7,283,791                    582,850,730

Earnings Per Share:
  Basic.........................  $       1.35    $       1.42    $     1.24                   $       1.46
  Diluted.......................  $       1.33    $       1.41    $     1.20                   $       1.43

See accompanying notes to the unaudited pro forma condensed combined financial information.

                      FIFTH THIRD BANCORP AND SUBSIDIARIES
           UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
                      FOR THE YEAR ENDED DECEMBER 31, 1999
                   ($000'S, EXCEPT SHARES AND PER SHARE DATA)

                                                     GRAND
                                    OLD KENT        PREMIER       MERCHANTS
                                    FINANCIAL      FINANCIAL,      BANCORP,      PRO FORMA      PRO FORMA
                                   CORPORATION        INC.           INC.       ADJUSTMENTS      OLD KENT
                                   -----------    ------------    ----------    -----------    ------------
Interest Income..................  $ 1,282,273    $    113,569    $   65,521    $       --     $  1,461,363
Interest Expense.................      605,073          50,303        32,869            --          688,245
                                   -----------    ------------    ----------    ----------     ------------
Net Interest Income..............      677,200          63,266        32,652            --          773,118
Provision for Credit Losses......       26,175           4,300         4,913            --           35,388
                                   -----------    ------------    ----------    ----------     ------------
Net Interest Differential........      651,025          58,966        27,739            --          737,730
                                   -----------    ------------    ----------    ----------     ------------

Other Operating Income:
  Service Charges on Deposits....       69,673           4,554         3,926            --           78,153
  Other Operating Income.........      355,087          11,844        11,646            --          378,577
                                   -----------    ------------    ----------    ----------     ------------
Total Other Income...............      424,760          16,398        15,572            --          456,730
                                   -----------    ------------    ----------    ----------     ------------

Operating Expenses:
  Salaries, Wages and Benefits...      340,432          23,907        16,885            --          381,224
  Equipment and Occupancy
    Expenses.....................       94,755           8,127         4,463            --          107,345
  Other Operating Expenses.......      251,282          12,766        13,262            --          277,310
                                   -----------    ------------    ----------    ----------     ------------
Total Operating Expenses.........      686,469          44,800        34,610            --          765,879
                                   -----------    ------------    ----------    ----------     ------------
Earnings Before Income Taxes.....      389,316          30,564         8,701            --          428,581

Applicable Income Taxes..........      136,777          10,555         2,131            --          149,463
                                   -----------    ------------    ----------    ----------     ------------
Net Income.......................      252,539          20,009         6,570            --          279,118
Dividend on Preferred Stock......           --            (740)           --            --             (740)
                                   -----------    ------------    ----------    ----------     ------------
Net Income Available to Common
  Shareholders...................  $   252,539    $     19,269    $    6,570    $       --     $    278,378
                                   ===========    ============    ==========    ==========     ============

Average Shares Outstanding:
  Basic..........................  124,635,000      22,166,651     5,189,831                    139,003,000
  Diluted........................  125,701,000      23,175,605     5,250,271                    140,594,000

Earnings Per Share:
  Basic..........................  $      2.03    $       0.87    $     1.27                   $       2.00
  Diluted........................  $      2.01    $       0.86    $     1.25                   $       1.98

See accompanying notes to the unaudited pro forma condensed combined financial information.

                      FIFTH THIRD BANCORP AND SUBSIDIARIES
           UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
                      FOR THE YEAR ENDED DECEMBER 31, 1999
                   ($000'S, EXCEPT SHARES AND PER SHARE DATA)

                                  FIFTH THIRD                      CAPITAL
                                  BANCORP AND      PRO FORMA      HOLDINGS,      PRO FORMA      PRO FORMA
                                  SUBSIDIARIES      OLD KENT         INC.       ADJUSTMENTS      COMBINED
                                  ------------    ------------    ----------    -----------    ------------
Interest Income.................  $  2,738,082    $  1,461,363    $   65,786    $       --     $  4,265,231
Interest Expense................     1,333,491         688,245        36,818            --        2,058,554
                                  ------------    ------------    ----------    ----------     ------------
Net Interest Income.............     1,404,591         773,118        28,968            --        2,206,677
Provision for Credit Losses.....       134,057          35,388         2,310            --          171,755
                                  ------------    ------------    ----------    ----------     ------------
Net Interest Differential.......     1,270,534         737,730        26,658            --        2,034,922
                                  ------------    ------------    ----------    ----------     ------------

Other Operating Income:
  Service Charges on Deposits...       174,257          78,153           569            --          252,979
  Other Operating Income........       703,429         378,577         1,663            --        1,083,669
                                  ------------    ------------    ----------    ----------     ------------
Total Other Income..............       877,686         456,730         2,232            --        1,336,648
                                  ------------    ------------    ----------    ----------     ------------

Operating Expenses:
  Salaries, Wages and
    Benefits....................       505,075         381,224         7,888            --          894,187
  Equipment and Occupancy
    Expenses....................       122,072         107,345         1,529            --          230,946
  Other Operating Expenses......       494,809         277,310         5,370            --          777,489
                                  ------------    ------------    ----------    ----------     ------------
Total Operating Expenses........     1,121,956         765,879        14,787            --        1,902,622
                                  ------------    ------------    ----------    ----------     ------------
Earnings Before Income Taxes....     1,026,264         428,581        14,103            --        1,468,948

Applicable Income Taxes.........       358,035         149,463         4,608            --          512,106
                                  ------------    ------------    ----------    ----------     ------------
Net Income......................       668,229         279,118         9,495            --          956,842
Dividend on Preferred Stock.....            --            (740)           --            --             (740)
                                  ------------    ------------    ----------    ----------     ------------
Net Income Available to Common
  Shareholders..................  $    668,229    $    278,378    $    9,495    $       --     $    956,102
                                  ============    ============    ==========    ==========     ============

Average Shares Outstanding:
  Basic.........................   459,178,812     139,003,000     6,135,009                    565,955,168
  Diluted.......................   471,855,758     140,594,000     6,324,889                    579,930,597

Earnings Per Share:
  Basic.........................  $       1.46    $       2.00    $     1.55                   $       1.69
  Diluted.......................  $       1.43    $       1.98    $     1.50                   $       1.66

See accompanying notes to the unaudited pro forma condensed combined financial information.

                      FIFTH THIRD BANCORP AND SUBSIDIARIES
           UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
                      FOR THE YEAR ENDED DECEMBER 31, 1998
                   ($000'S, EXCEPT SHARES AND PER SHARE DATA)

                                                       GRAND
                                     OLD KENT         PREMIER        MERCHANTS
                                    FINANCIAL        FINANCIAL,       BANCORP,      PRO FORMA      PRO FORMA
                                   CORPORATION          INC.            INC.       ADJUSTMENTS      OLD KENT
                                   ------------    --------------    ----------    -----------    ------------
Interest Income..................  $  1,286,116     $   116,506      $   63,608    $       --     $  1,466,230
Interest Expense.................       639,748          53,806          32,473            --          726,027
                                   ------------     -----------      ----------    ----------     ------------
Net Interest Income..............       646,368          62,700          31,135            --          740,203
Provision for Credit Losses......        47,218           3,600           2,112            --           52,930
                                   ------------     -----------      ----------    ----------     ------------
Net Interest Differential........       599,150          59,100          29,023            --          687,273
                                   ------------     -----------      ----------    ----------     ------------

Other Operating Income:
  Service Charges on Deposits....        64,304           6,441           3,656            --           74,401
  Other Operating Income.........       305,174          16,479          17,566            --          339,219
                                   ------------     -----------      ----------    ----------     ------------
Total Other Income...............       369,478          22,920          21,222            --          413,620
                                   ------------     -----------      ----------    ----------     ------------
Operating Expenses:
  Salaries, Wages and Benefits...       322,308          23,833          15,410            --          361,551
  Equipment and Occupancy
    Expenses.....................        86,187           8,553           4,713            --           99,453
  Other Operating Expenses.......       216,439           7,670          18,490            --          242,599
                                   ------------     -----------      ----------    ----------     ------------
Total Operating Expenses.........       624,934          40,056          38,613            --          703,603
                                   ------------     -----------      ----------    ----------     ------------
Earnings Before Income Taxes.....       343,694          41,964          11,632            --          397,290

Applicable Income Taxes..........       118,371          14,564           3,217            --          136,152
                                   ------------     -----------      ----------    ----------     ------------
Net Income.......................       225,323          27,400           8,415            --          261,138
Dividend on Preferred Stock......            --            (740)             --            --             (740)
                                   ------------     -----------      ----------    ----------     ------------
Net Income Available to Common
  Shareholders...................  $    225,323     $    26,660      $    8,415    $       --     $    260,398
                                   ============     ===========      ==========    ==========     ============

Average Shares Outstanding:
  Basic..........................   129,688,000      21,977,029       5,175,972                    143,962,000
  Diluted........................   131,004,000      23,202,847       5,250,466                    145,888,000

Earnings Per Share:
  Basic..........................  $       1.73     $      1.21      $     1.63                   $       1.81
  Diluted........................  $       1.72     $      1.17      $     1.60                   $       1.79

See accompanying notes to the unaudited pro forma condensed combined financial information.

                      FIFTH THIRD BANCORP AND SUBSIDIARIES
           UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
                        FOR YEAR ENDED DECEMBER 31, 1998
                   ($000'S, EXCEPT SHARES AND PER SHARE DATA)

                                 FIFTH THIRD                      CAPITAL
                                 BANCORP AND      PRO FORMA      HOLDINGS,      PRO FORMA       PRO FORMA
                                 SUBSIDIARIES      OLD KENT         INC.       ADJUSTMENTS       COMBINED
                                 ------------    ------------    ----------    ------------    ------------
Interest Income................  $  2,585,927    $  1,466,230    $   55,568    $         --    $  4,107,725
Interest Expense...............     1,315,947         726,027        31,751              --       2,073,725
                                 ------------    ------------    ----------    ------------    ------------
Net Interest Income............     1,269,980         740,203        23,817              --       2,034,000
Provision for Credit Losses....       123,489          52,930         1,230              --         177,649
                                 ------------    ------------    ----------    ------------    ------------
Net Interest Differential......     1,146,491         687,273        22,587              --       1,856,351
                                 ------------    ------------    ----------    ------------    ------------

Other Operating Income:
  Service Charges on
    Deposits...................       155,786          74,401           395              --         230,582
  Other Operating Income.......       597,758         339,219         1,286              --         938,263
                                 ------------    ------------    ----------    ------------    ------------
Total Other Income.............       753,544         413,620         1,681              --       1,168,845
                                 ------------    ------------    ----------    ------------    ------------

Operating Expenses:
  Salaries, Wages and
    Benefits...................       454,373         361,551         6,611              --         822,535
  Equipment and Occupancy
    Expenses...................       112,108          99,453         1,192              --         212,753
  Other Operating Expenses.....       499,726         242,599         4,731              --         747,056
                                 ------------    ------------    ----------    ------------    ------------
Total Operating Expenses.......     1,066,207         703,603        12,534              --       1,782,344
                                 ------------    ------------    ----------    ------------    ------------
Earnings Before Income Taxes...       833,828         397,290        11,734              --       1,242,852

Applicable Income Taxes........       287,316         136,152         3,805              --         427,273
                                 ------------    ------------    ----------    ------------    ------------
Net Income.....................       546,512         261,138         7,929              --         815,579
Dividend on Preferred Stock....            --            (740)           --              --            (740)
                                 ------------    ------------    ----------    ------------    ------------
Net Income Available to Common
  Shareholders.................  $    546,512    $    260,398    $    7,929    $         --    $    814,839
                                 ============    ============    ==========    ============    ============

Average Shares Outstanding:
  Basic........................   452,002,289     143,962,000     6,007,458                     562,366,927
  Diluted......................   463,127,454     145,888,000     6,110,595                     574,983,134

Earnings Per Share:
  Basic........................  $       1.21    $       1.81    $     1.32                    $       1.45
  Diluted......................  $       1.19    $       1.79    $     1.30                    $       1.42

See accompanying notes to the unaudited pro forma condensed combined financial information.

                      FIFTH THIRD BANCORP AND SUBSIDIARIES
           UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
                      FOR THE YEAR ENDED DECEMBER 31, 1997
                   ($000'S, EXCEPT SHARES AND PER SHARE DATA)

                                                      GRAND
                                     OLD KENT        PREMIER      MERCHANTS
                                    FINANCIAL      FINANCIAL,      BANCORP,      PRO FORMA      PRO FORMA
                                   CORPORATION        INC.           INC.       ADJUSTMENTS      OLD KENT
                                   ------------    -----------    ----------    -----------    ------------
Interest Income..................  $  1,277,689    $   120,621    $   57,519    $       --     $  1,455,829
Interest Expense.................       636,330         57,166        28,559            --          722,055
                                   ------------    -----------    ----------    ----------     ------------
Net Interest Income..............       641,359         63,455        28,960            --          733,774
Provision for Credit Losses......        47,337          9,700         2,636            --           59,673
                                   ------------    -----------    ----------    ----------     ------------
Net Interest Differential........       594,022         53,755        26,324            --          674,101
                                   ------------    -----------    ----------    ----------     ------------
Other Operating Income:
  Service Charges on Deposits....        56,594          5,715         4,235            --           66,544
  Other Operating Income.........       227,622         14,751         5,425            --          247,798
                                   ------------    -----------    ----------    ----------     ------------
Total Other Income...............       284,216         20,466         9,660            --          314,342
                                   ------------    -----------    ----------    ----------     ------------

Operating Expenses:
  Salaries, Wages and Benefits...       295,966         24,201        13,598            --          333,765
  Equipment and Occupancy
    Expenses.....................        79,199          8,458         3,745            --           91,402
  Other Operating Expenses.......       161,230         16,924        10,411            --          188,565
                                   ------------    -----------    ----------    ----------     ------------
Total Operating Expenses.........       536,395         49,583        27,754            --          613,732
                                   ------------    -----------    ----------    ----------     ------------
Earnings Before Income Taxes.....       341,843         24,638         8,230            --          374,711

Applicable Income Taxes..........       118,323          7,668           889            --          126,880
                                   ------------    -----------    ----------    ----------     ------------
Net Income.......................       223,520         16,970         7,341            --          247,831
Dividend on Preferred Stock......            --           (740)           --            --             (740)
                                   ------------    -----------    ----------    ----------     ------------
Net Income Available to Common
  Shareholders...................  $    223,520    $    16,230    $    7,341    $       --     $    247,091
                                   ============    ===========    ==========    ==========     ============

Average Shares Outstanding:
  Basic..........................   135,843,000     22,002,136     5,162,009                    150,116,000
  Diluted........................   136,968,000     23,178,434     5,206,848                    151,803,000

Earnings Per Share:
  Basic..........................  $       1.65    $      0.74    $     1.42                   $       1.65
  Diluted........................  $       1.63    $      0.73    $     1.41                   $       1.63

See accompanying notes to the unaudited pro forma condensed combined financial information.

                      FIFTH THIRD BANCORP AND SUBSIDIARIES
           UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
                      FOR THE YEAR ENDED DECEMBER 31, 1997
                   ($000'S, EXCEPT SHARES AND PER SHARE DATA)

                                  FIFTH THIRD                      CAPITAL
                                  BANCORP AND      PRO FORMA      HOLDINGS,      PRO FORMA      PRO FORMA
                                  SUBSIDIARIES      OLD KENT         INC.       ADJUSTMENTS      COMBINED
                                  ------------    ------------    ----------    -----------    ------------
Interest Income.................  $  2,477,612    $  1,455,829    $   47,593    $       --     $  3,981,034
Interest Expense................     1,304,077         722,055        27,026            --        2,053,158
                                  ------------    ------------    ----------    ----------     ------------
Net Interest Income.............     1,173,535         733,774        20,567            --        1,927,876
Provision for Credit Losses.....       116,946          59,673         1,005            --          177,624
                                  ------------    ------------    ----------    ----------     ------------
Net Interest Differential.......     1,056,589         674,101        19,562            --        1,750,252
                                  ------------    ------------    ----------    ----------     ------------
Other Operating Income:
  Service Charges on Deposits...       132,340          66,544           313            --          199,197
  Other Operating Income........       458,088         247,798           892            --          706,778
                                  ------------    ------------    ----------    ----------     ------------
Total Other Income..............       590,428         314,342         1,205            --          905,975
                                  ------------    ------------    ----------    ----------     ------------

Operating Expenses:
  Salaries, Wages and
    Benefits....................       402,338         333,765         5,669            --          741,772
  Equipment and Occupancy
    Expenses....................       103,886          91,402           903            --          196,191
  Other Operating Expenses......       343,678         188,565         4,179            --          536,422
                                  ------------    ------------    ----------    ----------     ------------
Total Operating Expenses........       849,902         613,732        10,751            --        1,474,385
                                  ------------    ------------    ----------    ----------     ------------
Earnings Before Income Taxes....       797,115         374,711        10,016            --        1,181,842

Applicable Income Taxes.........       267,736         126,880         3,234            --          397,850
                                  ------------    ------------    ----------    ----------     ------------
Net Income......................       529,379         247,831         6,782            --          783,992
Dividend on Preferred Stock.....            --            (740)           --            --             (740)
                                  ------------    ------------    ----------    ----------     ------------
Net Income Available to Common
  Shareholders..................  $    529,379    $    247,091    $    6,782    $       --     $    783,252
                                  ============    ============    ==========    ==========     ============

Average Shares Outstanding:
  Basic.........................   446,796,159     150,116,000     5,699,712                    561,518,415
  Diluted.......................   454,240,608     151,803,000     5,927,454                    570,356,544

Earnings Per Share:
  Basic.........................  $       1.18    $       1.65    $     1.19                   $       1.39
  Diluted.......................  $       1.17    $       1.63    $     1.14                   $       1.37

See accompanying notes to the unaudited pro forma condensed combined financial information.

                      FIFTH THIRD BANCORP AND SUBSIDIARIES
                        NOTES TO THE UNAUDITED PRO FORMA
                    CONDENSED COMBINED FINANCIAL INFORMATION

NOTE 1 -- BASIS OF PRESENTATION

     The Unaudited Pro Forma Condensed Combined Financial Information has been prepared assuming Fifth Third's mergers with both Old Kent and Capital Holdings will be accounted for under the pooling-of-interests method and is based on the historical consolidated financial statements of Fifth Third, Old Kent and Capital Holdings.

     On April 1, 2000, Old Kent completed the acquisition of Grand Premier by exchanging .4231 of a share of Old Kent common stock for each outstanding share of Grand Premier common stock. A total of 9.4 million shares were issued in the merger, which was accounted for as a pooling-of-interests. This acquisition is reflected in Old Kent's unaudited balance sheet at September 30, 2000 and its unaudited statement of income for nine months ended September 30, 2000.

     On February 11, 2000, Old Kent completed the acquisition of Merchants by exchanging .830 of a share of Old Kent common stock for each outstanding share of Merchants common stock. A total of 4.4 million shares were issued in the merger, which was accounted for as a pooling-of-interests. This acquisition is reflected in Old Kent's unaudited balance sheet at September 30, 2000 and its unaudited statement of income for nine months ended September 30, 2000.

     Certain amounts in the Grand Premier and Merchants historical information have been reclassified to conform with Old Kent's financial presentation.

NOTE 2 -- SHAREHOLDERS' EQUITY

     For the merger of Fifth Third and Old Kent, each share of Old Kent common stock outstanding immediately prior to the effective time of the merger will be cancelled and converted in to the right to receive .74 of a share of Fifth Third common stock. Old Kent had 137.0 million shares of common stock outstanding at September 30, 2000, which will be exchanged for approximately 101.4 million shares of Fifth Third common stock. The common stock in the Unaudited Pro Forma Condensed Combined Balance Sheet has been adjusted to reflect the par value amount of the Fifth Third shares issued.

     For the merger of Fifth Third and Capital Holdings, each share of Capital Holdings common stock outstanding immediately prior to the effective time of the merger will be cancelled and converted in to the right to receive .638 of a share of Fifth Third common stock. Capital Holdings had 7.0 million shares of common stock outstanding at September 30, 2000, which will be exchanged for approximately 4.5 million shares of Fifth Third common stock. The common stock in the Unaudited Pro Forma Condensed Combined Balance Sheet has been adjusted to reflect the par value amount of the Fifth Third shares issued.

     Pro forma retained earnings reflects an adjustment for estimated merger-related charges as described in Note 3 below.

     Fifth Third's treasury stock at September 30, 2000 represents shares purchased in anticipation of reissuance in connection with the purchase of Ottawa Financial Corporation. The treasury shares were reissued upon the December 8, 2000 consummation of the transaction, the pro forma effects of which are immaterial. Pro forma treasury stock reflects the elimination of Capital Holdings treasury stock.

     On December 19, 2000, Fifth Third rescinded the board of directors' authorization dated June 20, 2000 to purchase up to five percent of Fifth Third's outstanding shares of common stock on the open market.

                      FIFTH THIRD BANCORP AND SUBSIDIARIES
                        NOTES TO THE UNAUDITED PRO FORMA
                    CONDENSED COMBINED FINANCIAL INFORMATION

NOTE 3 -- MERGER-RELATED CHARGES

     In connection with the merger of Fifth Third and Old Kent, the combined company expects to incur pretax merger-related charges of approximately $304 million. These charges are expected to include approximately $42 million for conforming Old Kent's loan quality measurements to those of Fifth Third and for the change in intent in the management of certain commercial loans; $42 million in occupancy and equipment charges (including lease termination costs, elimination of duplicate facilities and write-off of equipment); $10 million in the write-off of capitalized software and other assets; $77 million in employee-related costs (including change-in-control and severance payments); $50 million in conversion costs and contract terminations; $47 million in balance sheet restructuring charges to comply with Fifth Third's asset liability management policies; and $36 million in other merger-related costs (including investment banker and other professional fees).

     The merger-related charges and the related tax effect have been reflected in the Unaudited Pro Forma Condensed Combined Balance Sheet as of September 30, 2000, and have not been reflected in the Unaudited Pro Forma Condensed Combined Statements of Income as they are not expected to have a continuing impact on the operations of the combined company.

               SELECTED HISTORICAL FINANCIAL DATA OF FIFTH THIRD

     The following table sets forth certain historical financial data concerning Fifth Third for the five years ended December 31, 1999 and the nine months ended September 30, 2000 and 1999. This data is based on information contained in Fifth Third's 1999 Annual Report on Form 10-K for the fiscal year ended December 31, 1999, as well as Fifth Third's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000, which are incorporated by reference into this document. Financial data for all periods has been restated to reflect the second quarter 1998 mergers with CitFed Bancorp, Inc. and State Savings Company and the fourth quarter 1999 mergers with CNB Bancshares, Inc. and Peoples Bank Corporation of Indianapolis. These mergers were accounted for as poolings-of-interest. All share and per share information has been retroactively adjusted to reflect the 3-for-2 stock splits effected in the form of stock dividends paid on July 14, 2000, April 15, 1998, July 15, 1997 and January 12, 1996.

                              NINE MONTHS ENDED
                                SEPTEMBER 30,                               YEARS ENDED DECEMBER 31,
                           ------------------------    ------------------------------------------------------------------
                            2000(1)         1999        1999(2)       1998(3)         1997        1996(4)         1995
                           ----------    ----------    ----------    ----------    ----------    ----------    ----------
                                                      (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
SUMMARY OF OPERATIONS:
Interest income..........  $2,427,356    $2,012,224    $2,738,082    $2,585,927    $2,477,612    $2,272,049    $1,949,924
Interest expense.........   1,328,198       963,521     1,333,491     1,315,947     1,304,077     1,189,309     1,045,392
                           ----------    ----------    ----------    ----------    ----------    ----------    ----------
Net interest income......   1,099,158     1,048,703     1,404,591     1,269,980     1,173,535     1,082,740       904,532
Provision for credit
  losses.................      65,926        90,310       134,057       123,489       116,946        82,880        54,819
                           ----------    ----------    ----------    ----------    ----------    ----------    ----------
Net interest income after
  provision for credit
  losses.................   1,033,232       958,393     1,270,534     1,146,491     1,056,589       999,860       849,713
Other operating income...     742,602       649,865       877,686       753,544       590,428       494,024       407,160
Operating expenses.......     846,367       777,055     1,121,956     1,066,207       849,902       833,361       675,398
                           ----------    ----------    ----------    ----------    ----------    ----------    ----------
Income before income
  taxes..................     929,467       831,203     1,026,264       833,828       797,115       660,523       581,475
Applicable income
  taxes..................     302,984       279,241       358,035       287,316       267,736       217,647       192,458
                           ----------    ----------    ----------    ----------    ----------    ----------    ----------
Net income...............  $  626,483    $  551,962    $  668,229    $  546,512    $  529,379    $  442,876    $  389,017
                           ==========    ==========    ==========    ==========    ==========    ==========    ==========
COMMON SHARE DATA:
Earnings per share.......  $     1.35    $     1.21    $     1.46    $     1.21    $     1.18    $     0.99    $     0.91
Earnings per diluted
  share..................        1.33          1.19          1.43          1.19          1.17          0.97          0.88
Cash dividends declared
  per share..............        0.52          0.43          0.59          0.47          0.38          0.33          0.28
Book value at period
  end....................        9.61          8.44          8.80          8.38          7.52          7.02          6.10
Average shares
  outstanding (000's)....     464,202       457,369       459,179       452,002       446,796       448,762       428,251
Average diluted shares
  Outstanding (000's)....     475,625       471,157       471,856       463,127       454,241       458,640       442,878

---------------

(1) Operating expenses for the first nine months of 2000 include $33.5 million of pretax merger-related and special charges ($23.1 million after tax, or $.05 per diluted share). For comparability, excluding the impact of these charges, net income, earnings per share and earnings per diluted share would have been $649.5 million, $1.40 and $1.38, respectively.

(2) Provision for credit losses and operating expenses for 1999 include $26.2 million and $82.1 million of pretax merger-related charges ($83.8 million after tax, or $.18 per diluted share). For comparability, excluding the impact of these charges, net income, earnings per share and earnings per diluted share would have been $752.0 million, $1.64 and $1.61, respectively.

(3) Provision for credit losses and operating expenses for 1998 include $16.7 million and $121.3 million of pretax merger-related charges ($98.7 million after tax, or $.21 per diluted share). For comparability, excluding the impact of these charges, net income, earnings per share and earnings per diluted share would have been $645.2 million, $1.42 and $1.40, respectively.

(4) Operating expenses for 1996 include the impact of the special SAIF assessment of $49.6 million pretax ($31.3 million after tax, or $.07 per diluted share). For comparability, excluding the impact of this assessment, net income, earnings per share and earnings per diluted share would have been $474.1 million, $1.05 and $1.03, respectively.

                                      SEPTEMBER 30,                                    DECEMBER 31,
                                -------------------------   -------------------------------------------------------------------
                                  2000(1)        1999         1999(2)       1998(3)        1997         1996(4)        1995
                                -----------   -----------   -----------   -----------   -----------   -----------   -----------
                                                            (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
FINANCIAL CONDITION AT PERIOD
  END:
Securities....................  $14,891,722   $12,893,537   $12,816,671   $11,305,815   $10,530,928   $10,145,613   $ 7,476,140
Loans and leases..............   25,861,725    25,250,958    24,963,620    22,356,524    21,898,954    20,207,880    18,422,675
Assets........................   44,395,900    41,446,488    41,589,512    37,092,266    35,180,173    33,135,051    28,301,971
Deposits......................   25,474,581    25,006,594    26,083,560    24,495,784    24,289,566    23,306,020    20,825,573
Short-term borrowings.........    8,194,425     8,979,955     8,374,133     4,514,636     4,391,386     4,263,311     2,474,043
Long-term debt and convertible
  subordinated notes..........    4,894,342     2,543,739     1,976,272     3,236,090     2,305,341     1,795,069     1,781,708
Shareholders' equity..........    4,436,129     3,907,742     4,077,031     3,795,054     3,358,540     3,135,413     2,658,637
RATIOS:
PROFITABILITY RATIOS:
Return on average assets......         1.87%         1.89%         1.68%         1.51%         1.57%         1.42%         1.47%
Return on average
  shareholders' equity........         19.1%         18.9%         16.9%         15.4%         17.2%         15.3%         15.9%
Net interest margin...........         3.77%         4.05%         3.99%         3.93%         3.86%         3.83%         3.76%
Overhead ratio(5).............         44.3%         44.3%         47.6%         51.1%         46.8%         51.4%         50.1%
Other operating income to
  total income(6).............         40.3%         48.8%         38.4%         36.9%         33.2%         30.9%         30.6%
Dividend payout...............         39.1%         35.9%         41.0%         39.8%         32.4%         33.6%         32.3%
CAPITAL RATIOS:
Average shareholders' equity
  to average assets...........         9.83%         9.97%         9.95%         9.80%         9.16%         9.28%         9.24%
Tier 1 risk-adjusted
  capital.....................        12.88%        13.15%        12.16%        12.47%        11.28%        11.84%        11.75%
Total risk-adjusted capital...        14.71%        15.12%        14.00%        14.44%        13.44%        14.31%        14.67%
Tier 1 leverage...............         9.99%        10.15%         9.81%        10.09%         9.15%         8.84%         9.28%
RATIO OF EARNINGS TO FIXED
  CHARGES:(7)
Including deposit interest....         1.70x         1.86x         1.76x         1.63x         1.61x         1.55x         1.55x
Excluding deposit interest....         2.87x         3.38x         3.12x         3.00x         3.12x         3.23x         3.20x
CREDIT QUALITY RATIOS:
Reserve for credit losses to
  nonperforming assets........       467.40%       385.64%       474.06%       364.44%       265.41%       228.08%       206.69%
Reserve for credit losses to
  loans and leases
  outstanding.................         1.48%         1.48%         1.47%         1.48%         1.43%         1.41%         1.47%
Net charge-offs to average
  loans and leases
  outstanding.................         0.26%         0.36%         0.36%         0.47%         0.43%         0.40%         0.23%
Nonperforming assets to loans,
  leases and other real estate
  owned.......................         0.32%         0.38%         0.31%         0.41%         0.54%         0.62%         0.71%

---------------

(1) Operating expenses for the first nine months of 2000 include merger-related and special charges totaling $33.5 million pretax ($23.1 million after tax, or $.05 per diluted share). For comparability, excluding the impact of these charges, return on average assets, return on average equity and the overhead ratio were 1.94%, 19.8% and 42.6%, respectively.

(2) Provision for credit losses and operating expenses for 1999 include charges of $26.2 million and $82.1 million of pretax merger-related charges ($83.8 million after tax, or $.18 per diluted share). For comparability, excluding the impact of these charges, return on average assets, return on average equity and the overhead ratio were 1.89%, 19.0% and 44.1%, respectively.

(3) Provision for credit losses and operating expenses for 1998 include $16.7 million and $121.3 million of pretax merger-related charges ($98.7 million after tax, or $.21 per diluted share). For comparability, excluding the impact of these charges, return on average assets, return on average equity and the overhead ratio were 1.78%, 18.2% and 45.3%, respectively.

(4) Operating expenses for 1996 include the impact of the special SAIF assessment of $49.6 million pretax ($31.3 million after tax, or $.07 per diluted share). For comparability, excluding the impact of this assessment, return on average assets, return on average equity and the overhead ratio were 1.52%, 16.3% and 48.3%, respectively.

(5) Operating expenses divided by the sum of taxable-equivalent net interest income and other operating income.

(6) Other operating income excluding securities gains and losses as a percent of net interest income and other operating income excluding securities gains and losses.

(7) Earnings represent income before income taxes plus fixed charges. Fixed charges include interest expense and the proportion deemed representative of the interest factor of rental expense.

             SELECTED HISTORICAL FINANCIAL DATA OF CAPITAL HOLDINGS

     The following table sets forth certain historical financial data concerning Capital Holdings for the five years ended December 31, 1999 and the nine months ended September 30, 2000 and 1999. This information is based on information contained in Capital Holdings' 1999 Annual Report on Form 10-K for the fiscal year ended December 31, 1999, as well as Capital Holdings' Quarterly Report on Form 10-Q for the quarter ended September 30, 2000, which are incorporated by reference in this document. All share and per share information has been retroactively adjusted to reflect the 3-for-1 stock split effected in the form of a stock dividend paid July 15, 1999.

                                             NINE MONTHS ENDED
                                               SEPTEMBER 30,                    YEARS ENDED DECEMBER 31,
                                             ------------------    ---------------------------------------------------
                                              2000       1999       1999       1998       1997       1996       1995
                                             -------    -------    -------    -------    -------    -------    -------
                                                              (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
SUMMARY OF OPERATIONS:
Interest income............................  $60,512    $47,718    $65,786    $55,568    $47,593    $39,639    $34,752
Interest expense...........................   35,658     26,618     36,818     31,751     27,026     22,305     19,964
                                             -------    -------    -------    -------    -------    -------    -------
Net interest income........................   24,854     21,100     28,968     23,817     20,567     17,334     14,788
Provision for credit losses................    1,375      1,600      2,310      1,230      1,005        980        850
                                             -------    -------    -------    -------    -------    -------    -------
Net interest income after provision for
  credit losses............................   23,479     19,500     26,658     22,587     19,562     16,354     13,938
Other operating income.....................    1,728      1,767      2,232      1,681      1,205        874        753
Operating expenses.........................   12,104     10,968     14,787     12,534     10,751      8,821      7,590
                                             -------    -------    -------    -------    -------    -------    -------
Income before income taxes.................   13,103     10,299     14,103     11,734     10,016      8,407      7,101
Applicable income taxes....................    4,333      3,335      4,608      3,805      3,234      2,681      2,256
                                             -------    -------    -------    -------    -------    -------    -------
Net income.................................  $ 8,770    $ 6,964    $ 9,495    $ 7,929    $ 6,782    $ 5,726    $ 4,845
                                             =======    =======    =======    =======    =======    =======    =======
COMMON SHARE DATA:
Earnings per share.........................  $  1.24    $  1.15    $  1.55    $  1.32    $  1.19    $  1.01    $  0.86
Earnings per diluted share.................     1.20       1.12       1.50       1.30       1.14       0.98       0.84
Cash dividends declared per share..........     0.27       0.24       0.33       0.29       0.17         --         --
Book value at period end...................    13.43       9.96      12.24       9.66       8.46       7.31       6.39
Average shares outstanding (000's).........    7,048      6,072      6,135      6,007      5,700      5,653      5,607
Average diluted shares outstanding
  (000's)..................................    7,284      6,250      6,325      6,111      5,927      5,843      5,783

                                              SEPTEMBER 30,                           DECEMBER 31,
                                          ---------------------   ----------------------------------------------------
                                             2000        1999       1999       1998       1997       1996       1995
                                          ----------   --------   --------   --------   --------   --------   --------
                                                            (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
FINANCIAL CONDITION AT
PERIOD END:
Securities..............................  $  227,928   $218,649   $223,817   $184,583   $167,521   $159,209   $140,627
Loans and leases........................     823,989    677,988    722,583    578,370    469,036    380,160    324,788
Assets..................................   1,084,667    922,729    989,213    801,628    669,540    559,726    483,170
Deposits................................     873,886    743,573    802,711    663,066    579,661    470,743    407,622
Short-term borrowings...................      52,866     52,045     46,123     33,116     18,395     38,331     27,203
Long-term debt and convertible
  subordinated notes....................      48,900     53,900     43,900     38,900     11,900      4,000      8,000
Shareholders' equity....................      94,624     60,541     86,112     58,422     50,547     41,590     36,136
RATIOS:
PROFITABILITY RATIOS:
Return on average assets................        1.13%      1.08%      1.07%      1.09%      1.12%      1.13%      1.10%
Return on average shareholders'
  equity................................       13.10%     15.53%     15.33%     14.52%     15.22%     15.19%     15.30%
Net interest margin.....................        3.36%      3.43%      3.43%      3.45%      3.61%      3.59%      3.54%
Overhead ratio(1).......................        44.8%      47.2%      46.6%      48.3%      48.2%      47.0%      48.0%
Other operating income to total
  income(2).............................         6.5%       7.6%       7.2%       6.4%       5.5%       5.1%       4.3%
Dividend payout.........................        22.5%      21.4%      22.0%      22.3%      14.9%       0.0%       0.0%
CAPITAL RATIOS:
Average shareholders' equity to average
  assets................................        8.59%      6.94%      6.96%      7.49%      7.33%      7.41%      7.16%
Tier 1 risk-adjusted capital............       10.90%      8.52%     11.49%      9.11%      9.81%     10.14%     10.19%
Total risk-adjusted capital.............       12.15%      9.77%     12.74%     10.36%     11.06%     11.39%     11.44%
Tier 1 leverage.........................        8.93%      6.88%      9.31%      7.20%      7.67%      7.60%      7.47%
RATIO OF EARNINGS TO FIXED CHARGES:(3)
Including deposit interest..............        1.37x      1.39x      1.39x      1.37x      1.37x      1.38x      1.36x
Excluding deposit interest..............        3.68x      4.10x      4.10x      5.30x      8.29x      5.53x      5.26x
CREDIT QUALITY RATIOS:
Reserve for credit losses to
  nonperforming assets..................           *          *          *          *          *          *          *
Reserve for credit losses to loans and
  leases outstanding....................        1.44%      1.44%      1.45%      1.41%      1.48%      1.56%      1.53%
Net charge-offs to average loans and
  leases outstanding....................          **         **         **         **         **         **         **
Nonperforming assets to loans, leases
  and other real estate owned...........        0.11%        **         **       0.10%      0.14%      0.12%        **

---------------

 * Greater than 1000%.

** Less than 0.10%.

(1) Operating expenses divided by the sum of taxable-equivalent net interest income and other operating income.

(2) Other operating income excluding securities gains and losses as a percent of net interest income and other operating income excluding securities gains and losses.

(3) Earnings represent income before income taxes plus fixed charges. Fixed charges include interest expense.

                  DESCRIPTION OF CAPITAL STOCK AND COMPARATIVE
                             RIGHTS OF SHAREHOLDERS

     Fifth Third and Capital Holdings are both corporations organized under the laws of the State of Ohio.

     Fifth Third is authorized to issue 650,000,000 shares of Fifth Third common stock, no par value, and 500,000 shares of preferred stock, no par value. As of October 31, 2000, Fifth Third had outstanding 461,898,260 shares of Fifth Third common stock and no shares of Fifth Third preferred stock. Pursuant to article fourth of Fifth Third's articles of incorporation, the board of directors of Fifth Third may, without further action of the shareholders: (1) divide into one or more new series the authorized shares of Fifth Third preferred stock which have not previously been designated, (2) fix the number of shares constituting any new series, and (3) fix the dividend rates, payment dates, whether dividend rights shall be cumulative or non-cumulative, conversion rights, redemption rights (including sinking fund provisions) and liquidation preferences. Except as otherwise provided by law, holders of any series of Fifth Third preferred stock shall not be entitled to vote on any matter.

     Capital Holdings is authorized to issue 20,000,000 shares of Capital Holdings common stock, no par value per share. As of October 24, 2000, Capital Holdings had outstanding 7,047,556 shares of Capital Holdings common stock.

     Set forth below is a description of Fifth Third common stock and Capital Holdings common stock. This description and analysis are brief summaries of relevant provisions of the articles of incorporation and code of regulations of Fifth Third and Capital Holdings and Ohio law and are qualified in their entirety by reference to these documents.

VOTING RIGHTS

     Holders of both Fifth Third common stock and Capital Holdings common stock are generally entitled to one vote per share on all matters submitted to a vote of shareholders.

     Fifth Third's code of regulations provides for the division of its board of directors into three classes of approximately equal size. Directors of Fifth Third's board of directors are elected for three-year terms, and the terms of office of approximately one-third of the members of the classified board of directors expire each year. This classification of the board of Fifth Third may make it more difficult for a shareholder to acquire immediate control of Fifth Third and remove management by means of a hostile takeover. Since the terms of approximately one-third of the incumbent directors expire each year, at least two annual elections are necessary for the shareholders to replace a majority of directors, whereas a majority of the directors of a non-classified board of directors may be replaced in one annual meeting.

     The Capital Holdings board is also classified. The Capital Holdings board is divided into three classes, with the current board consisting of two classes containing five directors each and one class containing six directors; and the election of each class of directors constitutes a separate election. Directors serve for terms of three years and until their respective successors are duly elected and qualified. As a result of the classification of the Capital Holdings board, a minimum of two annual meetings of shareholders would be necessary for a majority of the members of the Capital Holdings board to stand for election.

     As stated above, Fifth Third is authorized to issue 500,000 shares of Fifth Third preferred stock, and its board of directors may designate various characteristics and rights of Fifth Third preferred stock, including conversion rights. Accordingly, Fifth Third's board of directors may authorize the conversion of shares of Fifth Third preferred stock into any number of shares of Fifth Third common stock and thus dilute the outstanding shares of Fifth Third common stock. Subject to the board's fiduciary duties, Fifth Third could issue convertible preferred stock with the purpose or effect of deterring or preventing a takeover of Fifth Third.

DIVIDENDS

     Holders of Fifth Third common stock and Capital Holdings common stock are each entitled to dividends as and when declared by the respective boards of directors of each institution out of funds legally available for the payment of dividends. Fifth Third and Capital Holdings have, in the past, declared and paid dividends on a quarterly basis, and intend to continue to do so in the immediate future in such amounts as their respective boards of directors shall determine.

     Most of the revenues of Fifth Third and Capital Holdings available for payment of dividends derive from amounts paid to each corporation by its respective subsidiaries. Under applicable banking law, the total dividends declared in any calendar year by a national bank or a state-chartered bank may not, without the approval of the Comptroller of the Currency, the Federal Reserve Board, or the FDIC, as the case may be, exceed the aggregate of the bank's net profits and retained net profits for the preceding two years. Neither any affiliate of Capital Holdings nor any affiliate of Fifth Third has ever been prohibited from declaring dividends or restricted in paying any dividends declared.

     If, in the opinion of the applicable regulatory authority, a depository institution under its jurisdiction is engaged in or is about to engage in an unsafe or unsound practice (which, depending on the financial condition of the depository institution, could include the payment of dividends), the authority may require, after notice and hearing, that the bank cease and desist from the practice. The Federal Reserve Board has similar authority with respect to bank holding companies. In addition, the Federal Reserve Board, the Comptroller of the Currency and the Federal Deposit Insurance Corporation have issued policy statements which provide that insured banks and bank holding companies should generally only pay dividends out of current operating earnings. Finally, the regulatory authorities have established guidelines with respect to the maintenance of appropriate levels of capital by a bank, bank holding company or savings association under their jurisdiction. Compliance with the standards set forth in these guidelines could limit the amount of dividends which Fifth Third and Capital Holdings, and their respective affiliates, may pay in the future.

PREEMPTIVE RIGHTS

     Neither shareholders of Fifth Third nor shareholders of Capital Holdings have preemptive rights.

RIGHTS UPON LIQUIDATION

     In the event of any liquidation, dissolution or winding up of Fifth Third or Capital Holdings, so long as Fifth Third has not issued preferred stock, the holders of Fifth Third common stock and Capital Holdings common stock would be entitled to receive, after payment or provision for payment of all debts and liabilities of Fifth Third or Capital Holdings (including the payment of all fees, taxes and other expenses incidental thereto), the remaining assets of Fifth Third or Capital Holdings available for distribution. If Fifth Third preferred stock is issued, the holders of such preferred stock may have priority over the holders of common stock in the event of liquidation or dissolution.

INDEMNIFICATION AND PERSONAL LIABILITY OF DIRECTORS AND OFFICERS

     Fifth Third's and Capital Holdings' code of regulations each provide for the indemnification of each director and officer of the corporation, to the fullest extent permitted by Ohio law, against all expenses and liabilities reasonably incurred by or imposed on him or her in connection with any proceeding or threatened proceeding in which he or she may become involved by reason of his or her being or having been a director or officer.

     Neither Fifth Third nor Capital Holdings have any additional indemnification agreements with their directors or executive officers.

SHAREHOLDERS' MEETINGS

     Special meetings of Fifth Third's shareholders may be called at any time by the board of directors or by the shareholders of Fifth Third upon the written application of the holders of at least 25% of all Fifth Third capital stock entitled to vote on the matters to be considered at the meeting. These applications must set forth the purpose or purposes of the meeting. Special meetings of Capital Holdings' shareholders may be called at any time by the Chairman, President, a majority of the entire board of directors of Capital Holdings or by any three or more Capital Holdings shareholders owning at least 25% of the stock of Capital Holdings.

REMOVAL OF DIRECTORS

     Ohio law provides that the directors may remove any director: (1) if by order of court he has been found to be of unsound mind, or if he is adjudicated a bankrupt; or (2) if within sixty days, or within such other period of time as is prescribed in the articles or the regulations, from the date of his election he does not qualify by accepting in writing his election to the office or by acting at a meeting of the directors, and by acquiring the qualifications specified in the articles or the regulations; or if, for such period as is prescribed in the articles or the regulations, he ceases to hold the required qualifications.

     Where, as in the case of Fifth Third and Capital Holdings, the shareholders have a right to vote cumulatively in the election of directors, then, unless the articles of incorporation or the code of regulations expressly provide that no director may be removed from office or that removal of directors requires a greater vote than that specified in this division, all the directors, all the directors of a particular class, or any individual director may be removed from office, without assigning any cause, by the vote of the holders of a majority of the voting power entitling them to elect directors in place of those to be removed, except that, unless all the directors, or all the directors of a particular class, are removed, no individual director shall be removed if the votes of a sufficient number of shares are cast against his removal that, if cumulatively voted at an election of all the directors, or all the directors of a particular class, as the case may be, would be sufficient to elect at least one director.

     Fifth Third's and Capital Holdings' code of regulations provide that no director shall be removed without cause during his term of office and that any director may be removed for cause at any time by the action of the holders of record of a majority of the outstanding shares of Fifth Third common stock entitled to vote thereon at a meeting of the shareholders.

AMENDMENT TO CHARTER DOCUMENTS

     Ohio law provides that except in certain circumstances, amendments to a corporation's articles of incorporation must be adopted by the affirmative vote of the holders of shares entitling them to exercise two-thirds of the voting power of the corporation on the proposal or, if the articles provide or permit, by the affirmative vote of a greater or lesser proportion, but not less than a majority, of this voting power, and by such affirmative vote of the holders of shares of any particular class as is required by the articles.

     Except for amendments by the Fifth Third board of directors concerning the fixing of the terms of any series of Fifth Third preferred stock, Fifth Third's articles of incorporation contain no other provisions concerning amendments. Except for amendments repealing certain anti-takeover provisions which may require the vote of up to 80% of Capital Holdings' outstanding stock, Capital Holdings' articles of incorporation may be amended by a majority of Capital Holdings outstanding common stock.

     Ohio law provides that the code of regulations of a corporation may be amended, or new regulations may be adopted, by the shareholders at a meeting held for that purpose, by the affirmative vote of the holders of shares entitling them to exercise a majority of the voting power of the corporation on the proposal, or may be amended, or new regulations may be adopted, without a meeting by the written consent of the holders of shares entitling them to exercise two-thirds of the voting power on the proposal, or if the articles or regulations so provide or permit, by the affirmative vote or written consent of the holders of shares entitling them to exercise a greater or lesser proportion but not less than a majority of the voting power.

     Fifth Third's code of regulations provide that, except for certain provisions regarding the election and removal of directors (which may only be amended by the vote or consent of two-thirds of the voting power of Fifth Third), the Fifth Third code of regulations may be altered, amended or repealed at a meeting held for this purpose by the affirmative vote of the holders of shares of Fifth Third common stock entitling them to exercise a majority of the voting power or may be adopted without a meeting by the written consent of the holders of shares of Fifth Third common stock entitling them to exercise two-thirds of the voting power.

     Capital Holdings' code of regulations may be altered, amended or repealed at a meeting held for this purpose by the affirmative vote of the holders of shares of Capital Holdings common stock entitling them to exercise a majority of the voting power or may be adopted without a meeting by the written consent of the holders of shares of Capital Holdings common stock entitling them to exercise two-thirds of the voting power.

VACANCIES ON THE BOARD OF DIRECTORS

     Ohio law provides that, unless the articles of incorporation or the code of regulations otherwise provide, the remaining directors, though less than a majority of the whole authorized number of directors, may, by the vote of a majority of their number, fill any vacancy in the board for the unexpired term. A vacancy exists if the shareholders increase the authorized number of directors but fail at the meeting at which the increase is authorized, or an adjournment of that meeting, to elect the additional directors provided for, or if the shareholders fail at any time to elect the whole authorized number of directors. In case of any removal of a director pursuant to the second paragraph of " -- Removal of Directors" above, a new director may be elected at the same meeting for the unexpired term of each director removed. Failure to elect a director to fill the unexpired term of any director removed is deemed to create a vacancy in the board.

     Fifth Third's code of regulations provide that, except for vacancies created by the removal of a director (which is filled as stated above in "-- Removal of Directors"), in the case of any increase in the number of directors, or any vacancy created by the death, resignation or otherwise of a director, the additional director or directors may be elected, or, as the case may be, the vacancy or vacancies may be filled either: (1) by the Fifth Third board of directors at any meeting by the affirmative vote of a majority of the remaining directors (though less than a quorum), or (2) by the holders of Fifth Third common stock entitled to vote thereon, either at an annual meeting of shareholders or at a special meeting called for that purpose.

     Capital Holdings' code of regulations provide that, in case of any vacancy in the Capital Holdings' board of directors, through death, resignation, disqualification, or other cause, the remaining directors, by a majority vote thereof, may elect a successor to hold office for the unexpired term of the director whose place is vacant until the election and qualification of his successor.

ADVANCE NOTICE REQUIREMENTS FOR NOMINATIONS OF DIRECTORS AT MEETINGS OF SHAREHOLDERS

     Capital Holdings' code of regulations provide that nominations for election to the Capital Holdings board of directors may be made only by the board of directors or by any shareholder entitled to vote for the election of directors who complies with the notice procedures set forth in Capital Holdings' code of regulations. Such nominations, other than those made by the board of directors, must be made by timely notice in writing to the Secretary of Capital Holdings. To be timely, a shareholder's notice must be delivered or mailed to and received at the principal office of Capital Holdings not less than 14 and not more than 50 days prior to the date of the meeting; provided, however, that in the event that less than 21 days' notice or prior public disclosure of the date of the meeting is first given or made to shareholders, notice by the shareholder must be received no later than the close of business on the 7th day following the day on which the notice of the date of the meeting was mailed or public announcement was first made, whichever occurs first, but in no event will such notice be timely if received by the secretary less than seven days before the meeting.

     The shareholder's notice must set forth, as to each person the shareholder proposes to nominate for election or re-election as a director, the name, age and business address and residence address of such person, the principal occupation or employment of such person and the class and number of shares of capital stock of Capital Holdings beneficially owned by such person; as well as the name and address of the shareholder, as they appear on Capital Holdings' books, and the class and number of shares Capital Holdings' capital stock that are beneficially owned by the shareholder.

     Fifth Third does not have any similar provisions.

SUBSCRIPTION, CONVERSION, REDEMPTION RIGHTS; STOCK NONASSESSABLE

     Neither Fifth Third common stock nor Capital Holdings common stock has subscription or conversion rights, and there are no mandatory redemption provisions applicable thereto. Shares of Fifth Third common stock issued to shareholders of Capital Holdings pursuant to the affiliation agreement will be validly issued, fully paid and non-assessable, and will not, upon such issuance, be subject to preemptive rights of any shareholder of Fifth Third.

CHANGE-OF-CONTROL PROVISIONS

     The articles of incorporation and code of regulations of Fifth Third and Capital Holdings contain various provisions which could make more difficult a change-of-control of Fifth Third or Capital Holdings or discourage a tender offer or other plan to restructure Fifth Third and Capital Holdings. The ability of Fifth Third to issue shares of Fifth Third preferred stock may have the effect of delaying, deferring or preventing a change-of- control of Fifth Third. Fifth Third's and Capital Holdings' classified board of directors may also make it more difficult for a shareholder to acquire immediate control of Fifth Third or Capital Holdings. Additionally, Ohio law contains provisions which would also make more difficult a change-of-control of Fifth Third or Capital Holdings or discourage a tender offer or other plan to restructure Fifth Third or Capital Holdings. The discussion of some of these provisions is qualified in its entirety by reference to those particular statutory or regulatory provisions and/or charter documents.

     In connection with certain "Business Combinations" (as defined below) and related transactions between Capital Holdings and an "Interested Shareholder" (which generally includes any person who, together with such person's affiliates and associates, owns or controls more than 10% of the outstanding voting stock of Capital Holdings), the Capital Holdings articles of incorporation provides that any Business Combination involving any Interested Shareholder must be approved by at least 80% of the voting power of all outstanding shares of voting stock, voting together as a single class, unless the transaction is authorized by a majority of the directors of Capital Holdings who are unaffiliated with the Interested Shareholder and who were directors prior to the time that the Interested Shareholder became an Interested Shareholder. In addition, any Business Combination involving any Interested Shareholder must also meet certain fair price requirements unless the transaction is either authorized by a majority of the directors of Capital Holdings who are unaffiliated with the Interested Shareholder and who were directors prior to the time that the Interested Shareholder became an Interested Shareholder or approved by two-thirds of the outstanding shares of Capital Holdings not owned by the Interested Shareholder voting together as a single class. If the Capital Holdings board gives such approval or such fair price requirements are met, only the affirmative vote of two-thirds of the outstanding stock voting as a single class would be required.

     The Capital Holdings articles of incorporation generally defines Business Combination as:

     - any merger or consolidation of Capital Holdings or any of its subsidiaries with any Interested Shareholder;

     - any sale, lease, exchange, mortgage, pledge, or other disposition to an Interested Shareholder from Capital Holdings or any subsidiary or from an Interested Shareholder to Capital Holdings or any subsidiary of any assets having an aggregate fair market value equal to or exceeding 10% or more of the shareholders' equity of Capital Holdings;

     - the issuance or transfer by Capital Holdings or any subsidiary of any securities to any Interested Shareholder, other than an issuance to all shareholders on a pro rata basis;

     - the acquisition by Capital Holdings or any subsidiary of any securities of an Interested Shareholder;

     - the adoption of any plan or proposal for the liquidation or dissolution of Capital Holdings proposed by, or on behalf of, an Interested Shareholder;

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

     - any reclassification or recapitalization of Capital Holdings if the effect of such transaction is increasing the relative voting power of an Interested Shareholder; or

     - any agreement, contract or other arrangement providing for or resulting in any of the transactions described above.

     The procedures required to approve a Business Combination may have the effect of foreclosing mergers and other business combinations which a majority of shareholders deem desirable and may place the power to prevent such a merger or combination in the hands of a minority of shareholders.

                      REGULATION OF FINANCIAL INSTITUTIONS

     Capital Holdings is a one bank holding company and Capital Bank, N.A. is a national banking association. Fifth Third is a financial holding company registered under the Bank Holding Company Act and Fifth Third Bank, Western Ohio is an Ohio chartered banking corporation. In the merger, Fifth Third will acquire the assets of Capital Holdings and Fifth Third Bank, Western Ohio will acquire the assets of Capital Bank, N.A. Because each of these different types of banking organizations is governed under different regulatory schemes, the assets of Capital Holdings and Capital Bank, N.A. acquired by Fifth Third and Fifth Third Bank, Western Ohio in the merger will be subject to different regulations after the merger. The following is a discussion of some of the regulatory requirements applicable to bank holding companies, financial holding companies, banks and savings banks. To the extent that the following information describes statutory and regulatory provisions, it is qualified in its entirety by reference to the particular statutory and regulatory provisions. In addition to being governed by federal and state laws specifically governing bank holding companies, financial holding companies, banks and savings banks, Fifth Third and each of its depository subsidiaries that are chartered under state law are also governed by the corporate law of their state of incorporation (to the extent these laws do not conflict with the laws specifically governing bank holding companies, financial holding companies, banks and savings banks) and the banking laws of their state of incorporation.

HOLDING COMPANY REGULATION

     BANK HOLDING COMPANIES IN GENERAL. As a bank holding company, Fifth Third is registered with and subject to regulation by the Federal Reserve Board. A bank holding company is required to file with the Federal Reserve Board an annual report and such additional information as the Federal Reserve Board may require pursuant to the Bank Holding Company Act. The Federal Reserve Board also may make examinations of a holding company and each of its subsidiaries.

     The Bank Holding Company Act also restricts the types of businesses and operations in which a bank holding company and its subsidiaries (other than bank subsidiaries) may engage. Generally, permissible activities are limited to banking and activities found by the Federal Reserve Board to be so closely related to banking as to be a proper incident thereto.

     FINANCIAL HOLDING COMPANIES. The Gramm-Leach-Bliley Act, which became law on November 12, 1999, establishes a comprehensive framework to permit affiliations among commercial banks, insurance companies, securities firms and other financial service providers by revising and expanding the Bank Holding Company Act framework to permit a holding company system, such as Fifth Third, to engage in a full range of financial activities through a new entity known as a financial holding company. Fifth Third has elected to be treated as a financial holding company. "Financial activities" are broadly defined to include not only banking, insurance, and securities activities, but also merchant banking and additional activities that the Federal Reserve Board, in consultation with the Secretary of the Treasury, determines to be financial in nature, as well as activities that the Federal Reserve Board determines are complimentary thereto. In sum, the Gramm-Leach-Bliley Act is intended to permit bank holding companies that qualify and elect to be treated as a financial holding company to engage in a significantly broader range of activities described above that are not so treated.

     In order to elect to become a financial holding company and engage in the new activities, a bank holding company must meet certain tests and file an election form with the Federal Reserve Board, which generally is acted on within thirty days. To qualify, all of a bank holding company's subsidiary banks must be well-capitalized and well-managed, as measured by regulatory guidelines. In addition, to engage in the new activities each of the bank holding company's banks must have been rated "satisfactory" or better in its most recent Federal Community Reinvestment Act evaluation. Furthermore a bank holding company that elects to be treated as a financial holding company may face significant consequences if its banks fail to maintain the required capital and management ratings including entering into an agreement with the Federal Reserve Board which imposes limitations on its operations and may even require divestitures.

CAPITAL REQUIREMENTS

     The Federal Reserve Board, the Office of the Comptroller of the Currency and the Federal Deposit Insurance Corporation maintain guidelines to implement risk-based capital requirements for bank holding companies, state member banks, national banks and state non-member banks, respectively.

     Under the guidelines, "well capitalized" bank holding companies are required to have total capital equivalent to 10% of assets, weighted by risk. One half of this capital must be Tier 1 capital, which consists of core capital elements including common shareholders' equity, retained earnings and perpetual preferred stock, to risk weighted assets. The other half of required capital (Tier 2) can include, among other supplementary capital elements, limited-life preferred stock and subordinated debt and loan loss reserves up to certain limits. The banking regulatory authorities also require "well capitalized" bank holding companies to have a Tier 1 capital to risk-based assets ratio of 6%. "Well capitalized" state member banks are required to have a total capital to risk-based assets ratio of 10%, a Tier 1 capital to risk-based assets ratio of 6% and a leverage ratio of 5%.

     Under Federal Reserve Board policy, a holding company is expected to act as a source of financial strength to each subsidiary bank and to commit resources to support each of its subsidiaries. This support may be required at times when the holding company may not find itself able to provide it.

     Fifth Third and each of its subsidiary depository institutions are in compliance with all applicable standards for well capitalized banking organizations. As of September 30, 2000, Fifth Third had a leverage ratio of 9.99%, its Tier 1 risk-based capital ratio was 12.88% and its total risk-based capital ratio was 14.71%.

REGULATION OF DEPOSITORY INSTITUTIONS

     The operations of the subsidiary depository institutions of Fifth Third are subject to requirements and restrictions under federal and state law, including requirements to maintain reserves against deposits, restrictions on the types and amounts of loans that may be granted and the interest that may be charged thereon, and limitations on the types of investments that may be made and the types of services which may be offered. Various consumer laws and regulations also affect the operations of these subsidiary depository institutions.

     National banks are subject to the supervision of and are regularly examined by the Comptroller of the Currency. In addition, national banks must be members of the Federal Reserve System and their deposits are insured by the Federal Deposit Insurance Corporation and, as such, are subject to regulation and examination by each agency. Federal Savings Banks are subject to the supervision and regulation of the Office of Thrift Supervision. State-chartered banking corporations are subject to federal and state regulation of their business and activities, including the Federal Reserve Board and: in the case of banks chartered in Ohio, by the Ohio Division of Financial Institutions, in the case of banks chartered in Kentucky, by the Kentucky Department of Financial Institutions, in the case of banks chartered in Michigan, by the Michigan Office of Financial and Insurance Services and in the case of banks chartered in Florida, the Florida Department of Banking and Finance.

                                 LEGAL MATTERS

     Counsel employed by Fifth Third Bank has rendered his opinion that the shares of Fifth Third common stock to be issued to the shareholders of Capital Holdings in connection with the merger have been duly authorized and, if issued pursuant to the affiliation agreement, will be validly issued, fully paid and non-assessable under the current laws of the State of Ohio. Graydon Head & Ritchey LLP, Cincinnati, Ohio, will render opinions to Fifth Third and Capital Holdings with respect to certain federal income tax consequences of the merger.

                                    EXPERTS

     The consolidated financial statements incorporated in this document by reference from Fifth Third Bancorp's Annual Report on Form 10-K for the year ended December 31, 1999, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     The consolidated financial statements of Capital Holdings, Inc. incorporated by reference in its Annual Report on Form 10-K for the year ended December 31, 1999, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report incorporated by reference in this document. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     Fifth Third and Capital Holdings file annual, quarterly and current reports, proxy statements and other information with the SEC. Shareholders may read and copy reports, proxy statements and other information filed by Fifth Third and Capital Holdings at the SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549; 7 World Trade Center, 13th Floor, New York, New York 10048; or Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Please call the SEC at 1-800-SEC-0330 for further information about the public reference rooms. Fifth Third's and Capital Holdings' reports, proxy statements and other information are also available from commercial document retrieval services and at the SEC's website located at http://www.sec.gov.

     Fifth Third has filed a registration statement to register with the SEC the shares of Fifth Third common stock to be issued to Capital Holdings' shareholders in the merger. This document is part of that registration statement and constitutes a prospectus of Fifth Third as well as a proxy statement of Capital Holdings for the special meeting.

     As allowed by SEC rules, this document does not contain all the information that shareholders can find in the Fifth Third registration statement or the exhibits to the Fifth Third registration statement.

     The SEC allows Fifth Third and Capital Holdings to "incorporate by reference" information into this document, which means that they can disclose important information to shareholders by referring them to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this document, except for any information superseded by information contained directly in the other document.

     This document incorporates by reference the documents set forth below:

Fifth Third SEC Filings:

     - Fifth Third's Annual Report on Form 10-K for the year ended December 31, 1999;

     - Fifth Third's Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30 and September 30, 2000;

     - Fifth Third's Current Reports on Form 8-K filed with the SEC on June 21, July 17 and November 20, 2000; and

     - Fifth Third's Proxy Statement dated February 9, 2000.

Capital Holdings SEC Filings:

     - Capital Holdings' Annual Report on Form 10-K for the year ended December 31, 1999;

     - Capital Holdings' Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30 and September 30, 2000;

     - Capital Holdings' Current Report on Form 8-K filed with the SEC on November 7, 2000; and

     - Capital Holdings' Proxy Statement dated April 14, 2000.

     Additional documents that Fifth Third and Capital Holdings may file with the SEC between the date of this document and the date of the special meeting of Capital Holdings' shareholders are also incorporated by reference. These include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

     Copies of any of the documents incorporated by reference into this document (excluding exhibits unless the exhibits are specifically incorporated into this document) are available without charge upon written or oral request from Paul L. Reynolds, Assistant Secretary, Fifth Third Bancorp, Fifth Third Center, Cincinnati, Ohio 45263 (telephone number: (513) 579-5300), as relates to Fifth Third, and from Stephen J. Kovatch, Senior Vice President, or David L. Mead, Chief Financial Officer, of Capital Holdings, 5520 Monroe Street, Sylvania, Ohio 43560 (telephone number: (419) 885-7379) as relates to Capital Holdings. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST SHOULD BE MADE BY
            , 2001.

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS DOCUMENT TO VOTE YOUR SHARES AT THE SPECIAL MEETING. NO ONE HAS BEEN AUTHORIZED TO PROVIDE ANY INFORMATION THAT IS DIFFERENT FROM WHAT IS
CONTAINED IN THIS DOCUMENT. THIS DOCUMENT IS DATED                     , 2001.
SHAREHOLDERS SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN THAT DATE, AND NEITHER THE MAILING OF THIS DOCUMENT TO SHAREHOLDERS NOR THE ISSUANCE OF FIFTH THIRD COMMON STOCK IN THE MERGER WILL CREATE ANY IMPLICATION TO THE CONTRARY.

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

                                                                         ANNEX A

                             AFFILIATION AGREEMENT

     This Affiliation Agreement ("Affiliation Agreement") dated as of October 24, 2000 is entered into by and between FIFTH THIRD BANCORP, a corporation organized and existing under the corporation laws of the State of Ohio with its principal office located in Cincinnati, Hamilton County, Ohio ("Fifth Third"), and CAPITAL HOLDINGS, INC., an Ohio corporation, with its principal office located in Sylvania, Ohio ("Capital").

                             W I T N E S S E T H :

     WHEREAS, Fifth Third is a registered financial services holding company under the Bank Holding Company Act of 1956, as amended ("BHCA"), and Capital is a bank holding company under BHCA, and Fifth Third and Capital desire to effect a merger under the authority and provisions of the corporation laws of the State of Ohio pursuant to which at the Effective Time (as herein defined in Section
IX) Capital will be merged with and into Fifth Third, with Fifth Third to be the surviving corporation (the "Merger");

     WHEREAS, Capital owns all of the outstanding stock of Capital Bank, N.A., a national association ("Capital Bank") which, at the Effective Time, will be merged with and into Fifth Third's wholly-owned subsidiary Fifth Third Bank, Western Ohio, an Ohio banking corporation ("Fifth Third Bank, Western Ohio") with Fifth Third Bank, Western Ohio to be the surviving corporation (the "Subsidiary Merger");

     WHEREAS, under the terms of this Agreement each of the issued and outstanding shares of the Common Stock, no par value per share, of Capital ("Capital Common Stock") which are issued and outstanding (excluding treasury shares and shares as to which dissenters' rights have been asserted and duly perfected in accordance with Sections 1701.84 and 1701.85 of the Ohio General Corporate Law ("OGCL")("Dissenting Shares") immediately prior to the Effective Time will at the Effective Time be canceled and extinguished and in substitution therefor such shares of Capital Common Stock will, at the Effective Time, be converted into shares of the Common Stock, without par value, of Fifth Third ("Fifth Third Common Stock"), plus cash in lieu thereof for fractional shares, all as more fully provided in this Agreement;

     WHEREAS, the parties to this Agreement intend that the Merger qualify as a "reorganization" within the meaning of Section 368(a)(1)(A) and related provisions of the Internal Revenue Code of 1986, as amended (the "Code");

     NOW, THEREFORE, in consideration of the mutual covenants herein contained, Fifth Third and Capital agree together as follows:

I.  MODE OF EFFECTUATING CONVERSION OF SHARES

     A. Upon the terms and conditions set forth in this Agreement, Capital shall be merged into Fifth Third.

     B. At the Effective Time all of the shares of Fifth Third Common Stock that are issued and outstanding or held by Fifth Third as treasury shares immediately prior to the Effective Time will remain unchanged and will remain outstanding or as treasury shares, as the case may be, of the Surviving Corporation. Any stock options, subscription rights, warrants or other securities outstanding immediately prior to the Effective Time, entitling the holders to subscribe for the purchase of any shares of the capital stock of any class of Fifth Third, and any securities outstanding at such time that are convertible into shares of the capital stock of any class of Fifth Third will remain unchanged and will remain outstanding, with the holders thereof entitled to subscribe for, purchase or convert their securities into the number of shares of the class of capital stock of Fifth Third to which they are entitled under the terms of the governing documents.

     C. 1. (a) At the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of Capital Common Stock, subject to this Section I.C.1. and Section I.F., each share of

Capital Common Stock issued and outstanding immediately prior to the Effective Time (excluding treasury shares) shall be converted by virtue of the Merger into
 .638 shares of duly authorized, validly issued and non-assessable shares of Fifth Third Common Stock (the "Exchange Ratio"). As of the Effective Time, all such shares of Capital Common Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a certificate or a certificate which immediately prior to the Effective Time represented outstanding shares of Capital Common stock shall cease to have any rights with respect thereto, except the right to receive that number of whole shares of Fifth Third Common Stock into which such shares of Capital Common Stock shall have been converted by the Merger pursuant to the Exchange Ratio, plus cash for fractional shares pursuant to Section I.D. At the Effective Time, all shares of Capital Common Stock held in treasury will be canceled and terminated and will not be converted into shares of Fifth Third Common Stock.

     2. At the Effective Time, each award, option, or other right to purchase or acquire shares of Capital Common Stock pursuant to stock options ("Capital Rights") granted by Capital under its 1988 Incentive Stock Option Plan, 1996 Incentive Stock Option Plan, Non-Employee Director Stock Option Plan and 1999 Long-Term Incentive Plan, hereinafter collectively referred to as the "Stock Plan," which are outstanding at the Effective Time, whether or not exercisable, shall be converted into and become options with respect to Fifth Third Common Stock, and Fifth Third shall assume each Capital Right, in accordance with the terms of the Stock Plan and stock option agreement by which it is evidenced, except from and after the Effective Time, (i) Fifth Third and its Compensation Committee shall be substituted for the Committee of Capital's Board of Directors (including, if applicable, the entire Board of Directors of Capital) administering such Stock Plan, (ii) each Capital Right assumed by Fifth Third may be exercised solely for shares of Fifth Third Common Stock, (iii) the number of shares of Fifth Third Common Stock subject to such Capital Right shall be equal to the number of shares of Capital Common Stock subject to such Capital Right immediately prior to the Effective Time multiplied by the Exchange Ratio, however, such number of Capital Rights shall not exceed 915,415 shares in the aggregate, which amount equals the number of Capital Rights in existence prior to October 1, 2000, plus the Permitted Option Grants, as defined in IV.B.2 hereof, and (iv) the per share exercise price under each such Capital Right shall be adjusted by dividing the per share exercise price under each such Capital Right by the Exchange Ratio and rounding up to the nearest four decimal places. Notwithstanding, the provisions of clause (iii) of the preceding sentence, Fifth Third shall not be obligated to issue any fraction of a share of Fifth Third Common Stock upon exercise of Capital Rights and any fraction of a share of Fifth Third Common Stock that otherwise would be subject to a converted Capital Right shall represent the right to receive a cash payment equal to the product of such fraction and the difference between the market value of one share of Fifth Third Common Stock and the adjusted per share exercise price of such Capital Right. The market value of one share of Fifth Third Common Stock shall be equal in amount to the Average Closing Price. As used herein, "Average Closing Price" means the average of the closing prices for a share of Fifth Third Common Stock on the NASDAQ National Market (as reported in The Wall Street Journal, or, if not reported thereby, any other authoritative source) for the twenty (20) consecutive trading days ending on the fifth trading day prior to the Effective Time. Each grant of a converted or substituted option to any individual who subsequent to the effective Time will be a director or officer of Fifth Third as construed under Rule 16b-3 shall, as a condition to such conversion or substitution, be approved in accordance with the provisions of Rule 16b-3. In addition, notwithstanding the foregoing, each Capital Right which is an "incentive stock option" shall be adjusted as required by Section 424 of the Code so as not to constitute a modification, extension, or renewal of the option, within the meaning of Section 424(h) of the Code. Fifth Third agrees to take all reasonable steps which are necessary to effectuate the foregoing provisions of this Section.

     3. The grants pursuant to the Stock Plan shall continue in effect on the terms and conditions (subject to the adjustments required by Section I.C.2 after giving effect to the Merger), and Fifth Third shall take all reasonable steps to comply with the terms of the Stock Plan to ensure, to the extent reasonably required by, and subject to the provisions of, the Stock Plan, the Capital Rights which qualified as incentive stock options prior to the Effective Time continue to qualify as incentive stock options after the Effective Time. At or prior to the Effective Time, Fifth Third shall take all corporate action necessary to reserve for issuance sufficient shares of Fifth Third Common Stock for delivery upon exercise of Capital Rights assumed by it in accordance with this Section. Within 60 days after the Effective Time, Fifth Third shall file a registration statement on Form S-3 or Form S-8, as the case may be (or any successor or appropriate forms), with respect to shares of Fifth Third Common Stock subject to the Capital Rights assumed by Fifth Third in accordance with this Section and shall use its reasonable efforts to maintain the effectiveness of such registration statements and maintain the current status of the prospectus or prospectuses contained therein), as well as comply with any applicable state securities or "blue sky" laws, for so long as such options remain outstanding.

     D. After the Effective Time, each holder of a certificate or certificates for shares of Capital Common Stock, upon surrender of the same duly transmitted to Fifth Third Trust Department, as Exchange Agent (or in lieu of surrendering such certificates in the case of lost, stolen, destroyed or mislaid certificates, upon execution of such documentation as may be reasonably required by Fifth Third), shall be entitled to receive in exchange therefor a certificate or certificates representing the number of whole shares of Fifth Third Common Stock into which such holder's shares of Capital Common Stock shall have been converted by the Merger pursuant to the Exchange Ratio, plus a cash payment for any fraction of a share to which the holder is entitled, in lieu of such fraction of a share, without interest thereon, equal in amount to the Average Closing Price, as defined above.

     Within fifteen (15) business days after the Effective Time, the Exchange Agent will send a notice and transmittal form to each Capital shareholder of record at the Effective Time advising such shareholder of the effectiveness of the Merger and the procedures for surrendering to the Exchange Agent outstanding certificates formerly evidencing Capital Common Stock in exchange for new certificates of Fifth Third Common Stock. Until so surrendered, each outstanding certificate that prior to the Effective Time represented shares of Capital Common Stock shall be deemed for all corporate purposes to evidence ownership of the number of full shares of Fifth Third Common Stock into which the same shall have been converted; provided, however, that dividends or distributions otherwise payable with respect to shares of Fifth Third Common Stock into which Capital Common Stock shall have been so converted shall be paid with respect to such shares only when the certificate or certificates evidencing shares of Capital Common Stock shall have been so surrendered (or in lieu of surrendering such certificates in the case of lost, stolen, destroyed or mislaid certificates, upon execution of such documentation as may be reasonably required by Fifth Third) and thereupon any such dividends and distributions shall be paid, without interest, to the holder entitled thereto subject, however, to the operation of any applicable escheat or similar laws relating to unclaimed funds.

     E. The Exchange Ratio referred to in Paragraph C of this Article I shall be adjusted so as to give the Capital shareholders the economic benefit of any stock dividends, reclassifications, recapitalizations, split-ups, exchanges of shares, distributions or combinations or subdivisions of Fifth Third Common Stock effected between the date of this Agreement and the Effective Time. In the event between the date of this Agreement and the Effective Time, Fifth Third has engaged in either the distribution of any of its assets (other than a cash dividend), or caused the distribution of capital stock in a company which holds any asset(s) previously held by Fifth Third or in any affiliate thereof, to the Fifth Third shareholders, then the Exchange Ratio shall be increased in such amount so that the equivalent fair market value of such transaction shall also be distributed to the Capital shareholders, as of the Effective Time.

     F. When all necessary documents have been filed and recorded in accordance with the laws of the State of Ohio, and the Merger becomes effective, the separate existence of Capital shall cease and Capital shall be merged into Fifth Third (which will be the "Surviving Corporation"), and which shall continue its corporate existence under the laws of the State of Ohio under the name "Fifth Third Bancorp".

     G. The Second Amended Articles of Incorporation, as amended, of Fifth Third of record with the Secretary of State of Ohio as of the Effective Time shall be the Articles of Incorporation of the Surviving Corporation, until further amended as provided by law.

     H. The Directors of Fifth Third who are in office at the Effective Time shall be the directors of the Surviving Corporation, each of whom shall continue to serve as a Director for the term for which he was elected, subject to the Regulations of the Surviving Corporation and in accordance with law. The officers of

Fifth Third who are in office at the time the Merger becomes effective shall be the officers of the Surviving Corporation, subject to the Regulations of the Surviving Corporation and in accordance with law.

     I. The Regulations of Fifth Third at the Effective Time shall be the Regulations of the Surviving Corporation, until amended as provided therein and in accordance with law.

     J. At the Effective Time, the effect of the Merger shall be as provided by the applicable provisions of the OGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time: the separate existence of Capital shall cease; Fifth Third shall possess all assets and property of every description, and every interest therein, wherever located, and the rights, privileges, immunities, powers, franchises and authority, of a public as well as a private nature, of each of Fifth Third and Capital, and all obligations owing by or due each of Fifth Third and Capital shall be vested in, and become the obligations of, Fifth Third, without further act or deed; and all rights of creditors of each Fifth Third and Capital shall be preserved unimpaired, and all liens upon the property of each of Fifth Third and Capital shall be preserved unimpaired, on only the property affected by such liens immediately prior to the Effective Time.

     K. From time to time as and when requested by the Surviving Corporation, or by its successors or assigns, the officers and Directors of Capital in office at the Effective Time shall execute and deliver such instruments and shall take or cause to be taken such further or other action as shall be necessary in order to vest or perfect in the Surviving Corporation or to confirm of record or otherwise, title to, and possession of, all the assets, property, interests, rights, privileges, immunities, powers, franchises and authority of Capital and otherwise to carry out the purposes of this Agreement.

     L. This Agreement shall be filed (only if necessary) and recorded along with Articles or a Certificate of Merger in accordance with the requirements of the OGCL. If necessary, this Agreement shall not be filed with the Secretary of the State of Ohio until, but shall be filed promptly after, all of the conditions precedent to consummating the Merger as contained in Article VI of this Agreement shall have been fully met or effectively waived.

     M. The Merger is intended to be a reorganization within the meaning of
Section 368(a) of the Code, and the Agreement is intended to be a "plan of reorganization" within the meaning of the regulations promulgated under the Code and for purposes of Section 354 and 361 of the Code.

     N. No holder of Fifth Third Common Stock shall be entitled to relief as dissenting shareholder pursuant to Sections 1701.84 or 1701.85 of the OGCL or otherwise.

II.  REPRESENTATIONS AND WARRANTIES OF CAPITAL.

     Capital represents and warrants to Fifth Third that as of the date hereof or as of the indicated date, as appropriate, and except as otherwise disclosed in Schedule 1 hereto delivered by Capital to Fifth Third in connection with the execution of this Agreement by Fifth Third:

     A. Capital: (i) is duly incorporated, validly existing and in good standing as a corporation under the corporation laws of the State of Ohio and is a registered bank holding company under the BHCA; (ii) is duly authorized to conduct the business in which it is engaged; (iii) has 20,000,000 shares, no par value per share, of Capital Common Stock authorized pursuant to its Articles of Incorporation, which are the total number of shares Capital is authorized to have outstanding; (iv) has no outstanding securities of any kind, nor any outstanding options, warrants or other rights entitling another person to acquire any securities of Capital of any kind, other than (a) 7,047,556 shares of Capital Common Stock, which presently are authorized, duly issued and outstanding and fully paid and non-assessable, (b) 4,053 shares held in treasury and (c) options to purchase a total of 805,415 shares of Capital Common Stock which were granted to and are currently held by the employees, officers and Directors of Capital and/or Capital Bank, subject to adjustment after the date hereof for the grant of additional Permitted Option Grants as defined in Section IV.B.2 of this Agreement; (v) has no direct or indirect active subsidiaries other than Capital Bank, and CBNA Building Company, an Ohio corporation ("CBNA Building Company"); and (vi) owns of record and beneficially free and clear of all liens and encumbrances, (w) all of the 873,125 outstanding shares of the capital stock $10 par value per share of Capital Bank, (x) the one (1) outstanding share of the capital stock no par value per share of CBNA Building Company.

     B. Capital Bank is duly formed, validly existing and in good standing as a national association under the laws of the United States, and has all the requisite power and authority to conduct the banking business as now conducted by it; and Capital Bank does not have any outstanding securities of any kind, nor any outstanding options, warrants or other rights entitling another person to acquire any securities of Capital Bank of any kind, other than 873,125 shares of the capital stock, $10 par value per share, of Capital Bank owned of record and beneficially by Capital.

     C. CBNA Building Company is duly incorporated, validly existing and in good standing as a corporation under the laws of the State of Ohio, and has all the requisite power and authority to conduct the business as now conducted by it; and CBNA Building Company does not have any outstanding securities of any kind, nor any outstanding options, warrants or other rights entitling another person to acquire any securities of CBNA Building Company of any kind, other than one
(1) share of the capital stock, no par value per share, of CBNA Building Company owned of record and beneficially by Capital.

     D. Capital has previously furnished to Fifth Third its audited, consolidated balance sheets, statements of operations, statements of stockholders' equity and cash flows as at December 31, 1999, and for the year then ended, together with the opinions of its independent certified public accountants associated therewith. Capital also has previously furnished to Fifth Third the Call Reports as filed with OCC of Capital Bank as at December 31, 1997, 1998 and 1999, for the years then ended. Capital also has furnished to Fifth Third (i) its unaudited, consolidated financial statements as at June 30, 2000, and for the three months and six months then ended, and (ii) the Call Reports as filed with the OCC of Capital Bank for the quarter ended June 30, 2000. Such consolidated financial statements of Capital fairly present the consolidated financial condition of Capital as of the date thereof, and for the years or periods covered thereby in conformity with generally accepted accounting principles ("GAAP"), consistently applied (except as stated therein and except for the omission of notes to unaudited statements and year-end adjustments to interim results). There are no material liabilities, obligations or indebtedness of Capital, Capital Bank or CBNA Building Company required to be disclosed in the financial statements so furnished other than the liabilities, obligations or indebtedness disclosed in such financial statements (including footnotes). Capital shall continue to furnish such financial information for subsequent monthly and quarterly periods to Fifth Third as soon as practicable until the Closing Date. In the event that the Closing Date does not occur before December 31, 2000, Capital shall furnish Fifth Third with its audited or unaudited, consolidated financial statements as of September 30, 2000 and December 31, 2000 for the periods then ended as soon as they are reasonably available.

     E. Capital, Capital Bank and CBNA Building Company have good and marketable title to all of the material properties and assets reflected in their separate statements of financial condition as at June 30, 2000, and which are still owned by each and each has good and marketable title all material properties and assets acquired by each of them after such date and still owned by each of them, subject to (i) any liens and encumbrances that do not materially adversely impair the use of the property, (ii) statutory liens for taxes not yet due and payable, and (iii) minor defects and irregularities in title that do not materially adversely impair the use of the property.

     F. Except as disclosed in Schedule 1: (i) since June 30, 2000, to the date hereof there have been no material adverse changes in the financial condition, operations or business of Capital, Capital Bank or CBNA Building Company; (ii) Capital is not aware of any events which have occurred since June 30, 2000 to the date hereof or which as of the date hereof are reasonably certain to occur in the future and which reasonably can be expected to result in any material adverse change in the financial condition, operations or business of Capital, Capital Bank or CBNA Building Company, excluding in each instance matters (which shall include but not be limited to changes in general economic condition, changes in interest rates, changes in laws or regulations or changes in GAAP) of general application to the banking industry; and (iii) since June 30, 2000, to the date hereof there have been no material changes in the methods of business operations of Capital, Capital Bank or CBNA Building Company.

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     G. Except as disclosed in Schedule 1, there are no actions, suits, proceedings, investigations or assessments of any kind pending, or to the best knowledge of Capital, threatened against Capital, Capital Bank or CBNA Building Company which reasonably can be expected to result in any material adverse change in the financial condition, operations or business of Capital, Capital Bank or CBNA Building Company on a consolidated basis.

     H. Except as disclosed in Schedule 1, since June 30, 2000, to the date hereof Capital, Capital Bank and CBNA Building Company each has been operated in the ordinary course of business, has not made any changes in its respective capital or corporate structures, nor any material changes in its methods of business operations and has not provided any increases in employee salaries or benefits other than in the ordinary course of business. Except as disclosed in
Schedule 1, since June 30, 2000, to the date hereof Capital has not declared or paid any dividends nor made any distributions of any other kind to its shareholders.

     I. Except as disclosed in Schedule 1, Capital, Capital Bank and CBNA Building Company have timely filed all federal, state and local tax returns required to be filed (after giving effect to all extensions) by them, respectively, and have paid or provided for all tax liabilities shown to be due thereon or which have been assessed against them, respectively. All tax returns filed by Capital, Capital Bank and CBNA Building Company through the date hereof constitute complete and accurate representations of the tax liabilities of Capital, Capital Bank and CBNA Building Company for such years and accurately set forth all items (to the extent required to be included or reflected in such returns) relevant to its future tax liabilities, including the tax basis of its properties and assets in all material respects. Neither Capital, Capital Bank nor CBNA Building Company is currently under audit nor have either of them been contacted for an audit. Neither Capital, Capital Bank nor CBNA Building Company is engaged in any appeal proceeding in connection with any return.

     J. Except as disclosed in Schedule 1, neither Capital, Capital Bank nor CBNA Building Company is a party to (i) any written employment contracts or written contracts of any other kind with any of its officers, directors or employees or (ii) any material contract, lease or agreement of any other kind which is not assignable as a result of the merger provided for herein without the consent of another party, except for contracts, leases or agreements which do not have terms extending beyond six months from the date of this Agreement or contracts, leases or agreements (excluding contracts, leases and agreements pursuant to which credit has been extended by Capital Bank) which do not require the annual expenditure of more than $50,000 thereunder.

     K. Except as disclosed in Schedule 1, since June 30, 2000, to the date hereof neither Capital Bank nor CBNA Building Company has incurred any unusual or extraordinary loan losses which are material to Capital, Capital Bank or CBNA Building Company; to the best knowledge of Capital, in light of historical loan loss experience of Capital Bank and CBNA Building Company and Capital's management's analysis of the quality and performance of their loan portfolios, as of June 30, 2000, the reserves for loan losses was, in the opinion of Capital, adequate to absorb all known and reasonably anticipated losses as of the date hereof.

     L. Except as disclosed in Schedule 1, neither Capital, Capital Bank nor CBNA Building Company has, directly or indirectly, dealt with any broker or finder in connection with this transaction and neither has incurred or will incur any obligation for any broker's or finder's fee or commission in connection with the transactions provided for in this Agreement.

     M. 1. The Directors of Capital, by resolution adopted by the unanimous vote of all Directors present at a meeting duly called and held in accordance with applicable law, have duly approved this Agreement, and have directed that this Agreement be submitted to a vote of Capital's shareholders at the annual or a special meeting of the shareholders to be called for that purpose, all in accordance with and as required by law and in accordance with the Articles of Incorporation and Code of Regulations of Capital.

     2. Capital has the corporate power and authority to enter into this Agreement and to carry out its obligations hereunder subject to required regulatory and shareholder approvals. The Agreement, when executed and delivered, will have been duly authorized and will constitute a valid and binding obligation of Capital, enforceable in accordance with its terms, except to the extent that (i) enforceability thereof may be limited by insolvency, reorganization, liquidation, bankruptcy, readjustment of debt or other laws of general application relating to or affecting the enforcement of creditors' rights generally and (ii) the availability of certain remedies may be precluded by general principles of equity, subject, however, to the receipt of requisite regulatory approvals and the approval of Capital's shareholders.

     3. Except as disclosed in Schedule 1, neither the execution of the Agreement, nor the consummation of the transactions contemplated hereby, (i) conflicts with, results in a breach of, violates or constitutes a default under, Capital's Articles of Incorporation or Code of Regulations or, to the best knowledge of Capital, any federal, state or local law, statute, ordinance, rule, regulation or court or administrative order, or any agreement, arrangement, or commitment, to which Capital, Capital Bank or CBNA Building Company is subject or bound; (ii) to the best knowledge of Capital, results in the creation of or gives any person the right to create any material lien, charge, encumbrance, or security agreement or any other material rights of others or other material adverse interest upon any material right, property or asset belonging to Capital, Capital Bank or CBNA Building Company; (iii) conflicts with, results in a breach of, violates or constitutes a default under, terminates or gives any person the right to terminate, amend, abandon, or refuse to perform any material agreement, arrangement or commitment to which Capital, Capital Bank or CBNA Building Company is a party or by which the rights, properties or assets of Capital, Capital Bank or CBNA Building Company is subject or bound; or (iv) to the best knowledge of Capital, accelerates or modifies, or gives any party thereto the right to accelerate or modify, the time within which, or the terms according to which, Capital, Capital Bank or CBNA Building Company is to perform any duties or obligations or receive any rights or benefits under any material agreements, arrangements or commitments. For purposes of subparagraphs (iii) and
(iv) immediately preceding, material agreements, arrangements or commitments exclude agreements, arrangements or commitments having a term expiring less than six months from the date of this Agreement or which do not require the expenditure of more than $50,000 (but shall include all agreements, arrangements or commitments pursuant to which credit has been extended by Capital Bank or CBNA Building Company).

     4. Neither this Agreement nor any report, statement, list, certificate or other information furnished or to be furnished by Capital to Fifth Third or its agents in connection with this Agreement or any of the transactions contemplated hereby (including, without limitation, any information which has been or shall be supplied with respect to its business operations and financial condition for inclusion in the proxy statement/prospectus and registration statement relating to the Merger) contains or shall contain (in the case of information relating to the proxy statement/prospectus, at the time it is mailed, and, in the case of the registration statement, at the time it becomes effective and, in the case of the proxy statement/prospectus and the registration statement, at the time the annual or special meeting of shareholder's of Capital is held to consider the adoption of this Agreement) an untrue statement of a material fact or omits or shall omit to state a material fact necessary to make the statements contained herein or therein, in light of the circumstances in which they are made, not misleading.

     5. Capital has furnished to Fifth Third or its agents true and complete copies (including all exhibits and all documents incorporated by reference) of the following documents as filed by Capital with the SEC:

        a. Capital's Annual Report on Form 10-K for the year ended December 31, 1999, and reports on Form 10-Q for the quarters ended March 31, and June 30, 2000;

        b any Current Report on Form 8-K with respect to any event occurring after June 30, 2000 and prior to the date of this Agreement;

        c. any report filed by Capital to amend or modify any of the reports described above; and

        d. all proxy statements prepared in connection with meetings of Capital's shareholders held or to be held subsequent to June 30, 2000.

     The information set forth in the documents described in this subsection 2 (including all exhibits thereto and all documents incorporated therein by reference) did not, as of the dates on which such reports were filed with the SEC, (a) contain any untrue statement of a material fact, (b) omit any material fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading, or (c) omit any material exhibit required to be filed therewith. Prior to the date hereof no event has occurred subsequent to June 30, 2000 which Capital is required to describe in a Current Report on Form 8-K other than the Current Reports heretofore furnished by Capital to Fifth Third.

     N. Complete and accurate copies of the (i) Articles of Incorporation and Code of Regulations of Capital, and (ii) Charter and Code of Regulations of Capital Bank, and (iii) Articles and Code of Regulations of CBNA Building Company, in force as of the date hereof have been delivered to Fifth Third.

     O. Except as disclosed in Schedule 1, neither Capital, Capital Bank nor CBNA Building Company, nor any officer, employee or director of any of them, has engaged in any activity or omitted to take any action which has resulted or could result in the violation of (i) any local, state or federal law (including without limitation the Bank Secrecy Act, the Community Reinvestment Act, applicable consumer protection and disclosure laws and regulations, including without limitation, Truth in Lending, Truth in Savings and similar disclosure laws and regulations, and equal employment and employment discrimination laws and regulations) or (ii) any regulation, order, injunction or decree of any court or governmental body, the violation of either of which could reasonably be expected to have a material adverse effect on the financial condition of Capital, Capital Bank or CBNA Building Company. Except as disclosed in Schedule 1, Capital, Capital Bank and each of CBNA Building Company possess all licenses, franchises, permits and other governmental authorizations necessary for the continued conduct of its business without material interference or interruption.

     P. Except as disclosed in Schedule 1, there are no actions, proceedings or investigations pending before any environmental regulatory body, with respect to or, to the best knowledge of Capital, threatened against or affecting Capital, Capital Bank or CBNA Building Company in respect to any "facility" owned, leased or operated by either of them (but excluding any "facility" as to which the sole interest of Capital, Capital Bank or CBNA Building Company is that of a lienholder or mortgagee, but including any "facility" to which title has been taken pursuant to mortgage foreclosure or similar proceedings and including any "facility" in which Capital, Capital Bank or CBNA Building Company ever participated in the financial management of such facility to a degree sufficient to influence, or have the ability to influence, the facility's treatment of hazardous waste) under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended ("CERCLA"), or under any Federal, state, local or municipal statute, ordinance or regulation in respect thereof, in connection with any release of any toxic or "hazardous substance", pollutant or contaminant into the "environment" which, if adversely determined, (a) would require the payment by Capital, Capital Bank or CBNA Building Company and/or require Capital, Capital Bank or CBNA Building Company to incur expenses of more than $50,000 (whether or not covered by insurance) or (b) would otherwise have a material adverse effect on Capital, Capital Bank or CBNA Building Company, nor are there any such actions or proceedings or investigations in which Capital, Capital Bank or CBNA Building Company is a plaintiff or complainant. Neither Capital, Capital Bank nor CBNA Building Company is liable in any material respect under any applicable law for any release by either of them or, for any release by any other "person" of a hazardous substance caused by the spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping or disposing of hazardous wastes or other chemical substances, pollutants or contaminants into the environment, nor is Capital, Capital Bank nor CBNA Building Company liable for any material costs (as a result of the acts or omissions of Capital, Capital Bank or CBNA Building Company or, as a result of the acts or omissions of any other "person") of any remedial action including, without limitation, costs arising out of security fencing, alternative water supplies, temporary evacuation and housing and other emergency assistance undertaken by any environmental regulatory body having jurisdiction over Capital, Capital Bank or CBNA Building Company to prevent or minimize any actual or threatened release by Capital, Capital Bank or CBNA Building Company of any hazardous wastes or other chemical substances, pollutants and contaminants into the environment which would endanger the public health or the environment. All terms contained in quotation marks in this paragraph and the paragraph immediately following shall have the meaning ascribed to such terms, and defined in, CERCLA.

     Except as disclosed in Schedule 1, each "facility" owned, leased or operated by Capital, Capital Bank or CBNA Building Company (but excluding any "facility" as to which the sole interest of Capital, Capital Bank or CBNA Building Company is that of a lienholder or mortgagee, but including any "facility" to which title has been taken pursuant to mortgage foreclosure or similar proceedings and including any "facility" in which Capital, Capital Bank or CBNA Building Company ever participated in the financial management of such facility to a degree sufficient to influence, or have the ability to influence, the facility's treatment of hazardous waste) is, in all material respects, in compliance with all applicable Federal, state, local or municipal statutes, ordinances, laws and regulations and all orders, rulings or other decisions of any court, administrative agency or other governmental authority relating to the protection of the environment, except to the extent a failure to comply would not have a material adverse effect on the business, operations and financial condition of Capital, Capital Bank or CBNA Building Company.

     Q. 1. Benefit Plans. Schedule 1 lists the name and a short description of each Benefit Plan (as herein defined), together with an indication of its funding status (e.g., trust, insured or general company assets). For purposes hereof, the term "Benefit Plan" shall mean any plan, program, arrangement or system of employee or director benefits which is or was contributed to or maintained presently or at any time in the last five (5) years by Capital, Capital Bank or CBNA Building Company for the benefit of employees, former employees or directors of Capital, Capital Bank or CBNA Building Company and shall include (a) any qualified retirement plan such as a pension, profit sharing, stock bonus plan or employee stock ownership plan ("ESOP"), (b) any plan, program or arrangement providing deferred compensation, bonus deferral or incentive benefits, whether funded through trust or otherwise, and (c) any welfare plan, program or policy providing vacation, severance, salary continuation, supplemental unemployment, disability, life, health coverage, retiree health, Voluntary Employees' Beneficiary Association, medical expense reimbursement or dependent care assistance benefits, in any such foregoing case without regard to whether the Benefit Plan constitutes an employee benefit plan under Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), or the number of employees covered under such Benefit Plan. Through the date of this Agreement, neither Capital, Capital Bank nor CBNA Building Company has made or has committed to make any contributions to any Benefit Plan outside the ordinary course of business and inconsistent with past practice with regard to amounts.

     2. Predecessor Plan. The term "Benefit Plan" for all purposes of this Agreement shall include each Predecessor Plan (as herein defined). For purposes hereof, "Predecessor Plan" shall mean any plan, program, policy, practice, arrangement or system as otherwise described in Section II.Q.1. but was maintained, contributed to or resulted in liability to any predecessor employer of Capital, Capital Bank or CBNA Building Company since January 1, 1996. For purposes hereof, "predecessor employer" shall mean any employer, entity or business operation acquired by Capital, Capital Bank or CBNA Building Company in any type of acquisition (including, without limitation, mergers, stock acquisitions and asset acquisitions).

     3. Plan Documents, Reports and Filings. Except as disclosed on Schedule 1, Capital, Capital Bank and each of CBNA Building Company have provided true, complete and correct copies of all plan documents, if any, comprising each Benefit Plan, together with, when applicable, (a) the most recent summary plan description, (b) the most recent actuarial and financial reports and the most recent annual reports filed with any governmental agency and (c) all Internal Revenue Service ("IRS") or other governmental agency rulings and determination letters or any open requests for IRS rulings or letters with respect to Benefit Plans.

     4. Qualified Retirement Plan Compliance. With respect to each Benefit Plan which is an employee pension benefit plan (as defined in section 3(2) of ERISA) other than any such plan that meets the "top-hat" exception under section 201(1) of ERISA (a "Qualified Benefit Plan"), except as disclosed on Schedule 1: (a) the IRS has issued a determination letter which determined that such Qualified Benefit Plan (as amended by any and all amendments) satisfied the requirements of section 401(a) of the Code, as amended by all of the laws referred to in
Section 1 of Revenue Procedure 93-39, such determination letter has not been revoked or threatened to be revoked by the IRS, and the scope of such determination letter is complete and does not exclude consideration of any of the requirements or matters referred to in sections 4.02 through 4.04 of Revenue Procedure 93-39; (b) such Qualified Benefit Plan is in material compliance with all qualification requirements of Section 401(a) of the Code; (c) such Qualified Benefit Plan is in substantial compliance with all notice, reporting and disclosure requirements of ERISA and the Code; (d) any Qualified Benefit Plan which is an ESOP as defined in Section 4975(e)(7) of the Code (an "ESOP Qualified Benefit Plan") is in material compliance with the applicable qualification requirements of Section 409 of the Code; (e) any previously terminated Qualified Benefit Plan was terminated in material compliance with the requirements of ERISA and the Code, has received a favorable determination letter therefor, and the liabilities of such Qualified Benefit Plan and the requirements of the Pension Benefit Guaranty Corporation ("PBGC") were fully satisfied; and (f) any and all amendments to the Qualified Benefit Plans not covered by an IRS determination letter do not adversely affect the qualified and tax exempt status of such plans.

     5. General Plan Compliance. With respect to each Benefit Plan, except as noted on the Disclosure Schedule: (a) such Benefit Plan, if it is intended to provide favorable tax benefits to plan participants, has been in material compliance with applicable Code provisions; and (b) such Benefit Plan has been, to the best knowledge of Capital, operated in substantial compliance with its terms and all applicable laws, including, without limitation, ERISA and the Code, and to the extent such Benefit Plan is a group health plan subject to the requirements of Section 4980B of the Code ("COBRA") and/or the Health Insurance Portability and Accountability Act of 1996, as amended ("HIPAA"), has been, to the best knowledge of Capital, operated in substantial compliance with such COBRA and HIPAA requirements.

     6. Prohibited Transactions. No prohibited transaction under Section 406 of ERISA and not exempt under Section 408 of ERISA has occurred with respect to any Benefit Plan which would result, with respect to any person, in (a) the imposition, directly or indirectly, of a material excise tax under Section 4975 of the Code or (b) material fiduciary liability under Section 409 of ERISA.

     7. Lawsuits or Claims. Except as disclosed in Schedule 1, no material actions, suits or claims (other than routine claims of benefits) are pending or, to the best knowledge of Capital, threatened against any Benefit Plan or against Capital, Capital Bank or CBNA Building Company with respect to any Benefit Plan.

     8. Disclosure of Unfunded Liabilities. All material Unfunded Liabilities with respect to each Benefit Plan have been recorded and disclosed on the most recent financial statements of Capital, Capital Bank and CBNA Building Company or, if not, in Schedule 1. For purposes hereof, the term "Unfunded Liabilities" shall mean any amounts properly accrued to date under generally accepted accounting principles in effect as of the date of this Agreement (GAAP), or amounts not yet accrued for GAAP purposes but for which an obligation (which has legally accrued and cannot legally be eliminated and which is subject to reasonable estimate) exists for payment in the future which is attributable to any Benefit Plan, including but not limited to (a) severance pay benefits, (b) deferred compensation or unpaid bonuses, (c) any liabilities on account of the change in control which will result from this Agreement, including any potential 20% excise tax under Section 4999 of the Code relating to excess parachute payments under Section 280G of the Code, (d) any unpaid pension contributions for the current plan year or any accumulated funding deficiency under Section 412 of the Code and related penalties under Section 4971 of the Code, including unpaid pension contributions or funding deficiencies owed by members of a controlled group of corporations which includes Capital, Capital Bank and CBNA Building Company and for which Capital, Capital Bank or CBNA Building Company is liable under applicable law, (e) any authorized but unpaid profit sharing contributions or contributions under Section 401(k) and Section 401(m) of the Code, (f) retiree health benefit coverage and (g) unpaid premiums for contributions required under any group health plan to maintain such plan's coverage through the Effective Time.

     9. Defined Benefit Pension Plan Liabilities. Neither Capital, Capital Bank nor CBNA Building Company (or any pension plan maintained by any of them) have incurred any material liability to the PBGC or the IRS with respect to any Benefit Plan which is a defined benefit pension plan, except for the payment of PBGC premiums pursuant to Section 4007 of ERISA, all of which if due prior to the date of this Agreement have been fully paid, and no PBGC reportable event under Section 4043 of ERISA has occurred with respect to any such pension plan. Except as otherwise disclosed in Schedule 1, the benefit liabilities, as defined in Section 4001(a)(16) of ERISA, of each Benefit Plan subject to Title IV of ERISA, using the actuarial assumptions that would be used by the PBGC in the event of termination of such plan, do not exceed the fair market value of the assets of such plan. Neither Capital, Capital Bank, CBNA Building Company nor any controlled group member of Capital, Capital Bank or CBNA Building Company participates in, or has incurred any liability under Sections 4201, 4063 or 4064 of ERISA for a complete or partial withdrawal from a multiple employer plan or a multi-employer plan (as defined in Section 3(37) of

ERISA). No employee, former employee, plan participant or any other party (other than Capital, Capital Bank or CBNA Building Company) has any entitlement (under the terms of any plan document or otherwise) to any surplus assets in any Qualified Benefit Plan which is a defined benefit plan as defined in Section 414(j) of the Code.

     10. Independent Trustee. Capital, Capital Bank and CBNA Building Company
(a) have not incurred any asserted or unasserted material liability for breach of duties assumed in connection with acting as an independent trustee of any employee pension plan (as defined in Section 3(2) of ERISA) which is intended to be qualified under Section 401(a) of the Code and which is maintained by an employer unrelated in ownership to Capital, Capital Bank or CBNA Building Company, (b) have not authorized nor knowingly participated in a material prohibited transaction under Section 406 of ERISA and not exempt under Section 408 of ERISA and (c) have not received notice of any material actions, suits or claims (other than routine claims for benefits) pending or threatened against the unrelated employer or against them.

     11. Retiree Benefits. Except as listed on Schedule 1 and identified as "Retiree Liability", neither Capital, Capital Bank nor CBNA Building Company have any obligation to provide medical benefits, or life insurance benefits to or with respect to retirees, former employees or any of their relatives.

     12. Right to Amend and Terminate. Except as listed on Schedule 1, Capital, Capital Bank and each of CBNA Building Company have all power and authority necessary to amend or terminate each Benefit Plan without incurring any material penalty or liability provided that, in the case of an employee pension benefit plan (as defined in section 3(2) of ERISA), benefits accrued as of the date of amendment or termination are not reduced.

     13. Material. For purposes of this Paragraph Q as a whole, the term "material" in connection with a liability shall mean a liability or loss, taxes, penalties, interest and related legal fees in the total amount of $50,000 or more, with such determination being made on the basis of the aggregate affected participants of a Benefit Plan and not with respect to any single participant.

     R. The investment portfolios of Capital, Capital Bank and CBNA Building Company consist of securities in marketable form. Except as disclosed in
Schedule 1, since June 30, 2000 to the date hereof neither Capital, Capital Bank nor CBNA Building Company has incurred any unusual or extraordinary losses in its investment portfolio, and, except for matters of general application to the banking industry (including, but not limited to, changes in laws or regulations or generally accepted accounting principles) or for events relating to the business environment in general, including market fluctuations and changes in interest rates, Capital is not aware of any events which may be expected to result in any material adverse change in the quality or performance of the investment portfolios of Capital, Capital Bank or CBNA Building Company.

     S. Except as disclosed in Schedule 1, there are no actions, suits, claims, proceedings, investigations or assessments of any kind pending, or to the best knowledge of Capital, threatened against any of the Directors or officers of Capital, Capital Bank or CBNA Building Company in their capacities as such, and no Director or officer of Capital, Capital Bank or CBNA Building Company currently is being indemnified or seeking to be indemnified by Capital, Capital Bank or CBNA Building Company pursuant to applicable law or the Articles of Incorporation, Charter or Code of Regulations of Capital, Capital Bank or CBNA Building Company.

     T. There is no agreement to which Capital is a party which (i) prohibits or restricts Capital's ability to perform its obligations under this Agreement, or its ability to consummate the transactions contemplated hereby, (ii) would have the effect of invalidating or voiding this Agreement, or any provisions hereof, or (iii) would subject Fifth Third to any impediment or condition in connection with the exercise of any of its rights under this Agreement.

     U. All interest rate swaps, caps, floors and option agreements and other interest rate risk management arrangements, whether entered into for Capital's own account, or for the account of one or more of its subsidiaries or their customers, were entered into (i) in accordance with prudent banking practices and all material applicable laws, rules, regulations and regulatory policies and
(ii) with counter-parties reasonably believed to be financially responsible at the time; and each of them constitutes the valid and legally binding
                                      A-11
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obligation of it or one of its subsidiaries, enforceable in accordance with its terms (except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors' rights or by general equity principles), and are in full force and effect (except to the extent that they have been fully performed or terminated) in all respects material to Capital. Neither Capital, Capital Bank nor CBNA Building Company, nor any other party thereto is in breach of any of its obligations under any such agreement or arrangement.

     V. 1. Neither Capital, Capital Bank nor CBNA Building Company has any reason to believe that any conditions exist that might prevent or impede the Merger from qualifying as a "reorganization" within the meaning of Section 368(a) of the Code.

     2. Since December 31, 1999, except insofar as required by a change in GAAP, there has been no change in accounting methods, principles or practices of Capital, Capital Bank and CBNA Building Company.

     W. Schedule 1 lists all options to acquire Capital Common Stock, the holders thereof, the dates of issuance, the vesting schedules and the price per share of such options which are outstanding as of the date hereof.

     X. All representations and warranties contained in this Section II shall expire at the Effective Time, and thereafter, neither Capital nor any officer or Director of Capital shall have any further liability or obligation with respect thereto, except for any misrepresentations, breaches of warranties or violations of covenants that were made with intent to defraud.

III.  REPRESENTATIONS AND WARRANTIES OF FIFTH THIRD

     Fifth Third represents and warrants to Capital that as of the date hereof or as of the indicated date, as appropriate:

     A. Fifth Third is duly incorporated, validly existing and in good standing as a corporation under the corporation laws of the State of Ohio, is a registered financial services holding company under the Bank Holding Company Act of 1956, as amended, and is duly authorized to conduct the business in which it is engaged, and Fifth Third Bank, Western Ohio is duly incorporated, validly existing and in good standing as a corporation under the laws of the State of Ohio and is duly authorized to conduct the business in which it is engaged. The outstanding shares of capital stock or other ownership interests of each direct subsidiary have been duly authorized and validly issued, are fully paid and non-assessable, and are directly owned by Fifth Third free and clear of all liens and encumbrances. All of such subsidiaries are duly authorized to conduct the business in which they are engaged, unless such failure to obtain or maintain such authorization will not have a material adverse effect on Fifth Third, as a whole.

     B. Pursuant to Fifth Third's Second Amended Articles of Incorporation, as amended, the total number of shares of capital stock it is authorized to have outstanding is 650,500,000 of which 650,000,000 shares are Fifth Third Common Stock and 500,000 shares are classified as Preferred Stock without par value. As of the close of business on September 30, 2000, 461,799,811 shares of Fifth Third Common Stock were issued and outstanding and 3,600,000 shares were held in its treasury. As of the date of this Agreement, no shares of its Preferred Stock have been issued. Fifth Third does not have outstanding any stock options, subscription rights, warrants or other securities entitling the holders to subscribe for or purchase any shares of its capital stock other than options granted and to be granted to employees and Directors under its stock option plans. At September 30, 2000, 28,788,016 shares of Fifth Third Common Stock were reserved for issuance in connection with outstanding options granted under its stock option plans and 5,684,112 shares were reserved for issuance under options to be granted in the future.

     C. All shares of Fifth Third Common Stock to be received by the shareholders of Capital as a result of the merger pursuant to the terms of this Agreement shall be, upon transfer or issuance, validly issued, fully paid and non-assessable, and will not, upon such transfer or issuance, be subject to the preemptive rights of any shareholder of Fifth Third.

     D. Fifth Third has furnished to Capital its audited consolidated financial statements as of December 31, 1999, December 31, 1998 and December 31, 1997 and for the respective years then ended together with the opinions of its independent public accountants associated therewith. Fifth Third has also furnished to Capital its unaudited, consolidated financial statements as of September 30, 2000 and for the three and nine month periods then ended. Such consolidated financial statements fairly present the consolidated financial condition of Fifth Third as of their respective dates and for the respective periods covered thereby in conformity with GAAP consistently followed throughout the periods covered thereby. Neither Fifth Third nor any significant subsidiaries of Fifth Third have any material liabilities, obligations or indebtedness required to be disclosed in such financial statements other than the liabilities, obligations and indebtedness disclosed in such financial statements (including footnotes). Fifth Third will continue to furnish information for subsequent calendar quarter periods to Capital as soon as such becomes publicly available until the Effective Time.

     E. Except for events relating to the business environment in general: (i) since September 30, 2000 to the date hereof, there have been no material adverse changes in the consolidated financial condition, operations or business of Fifth Third; (ii) the chief executive officer and the chief financial officer of Fifth Third are not aware of any events which have occurred since September 30, 2000, or which are reasonably certain to occur in the future and which reasonably can be expected to result in any material adverse change in the consolidated financial condition, operations or business of Fifth Third; and (iii) since September 30, 2000 to the date hereof there have been no material changes in the methods of business operations of Fifth Third and its subsidiaries.

     F. 1. The Executive Committee of the Board of Directors of Fifth Third, by resolution adopted by the members present at a meeting duly called and held, at which meeting a quorum was at all times present and acting, has approved this Agreement, including reserving for issuance to Capital shareholders in accordance with this Agreement, a sufficient number of shares of Fifth Third Common Stock. Approval and adoption of this Agreement by the shareholders of Fifth Third is not required under Ohio law, the regulations of the NASDAQ Stock Market or under the Second Amended Articles of Incorporation, as amended, or Code of Regulations of Fifth Third.

     2. Fifth Third has corporate power and authority to enter into this Agreement and to carry out its obligations hereunder subject to certain required regulatory approvals. This Agreement, when executed and delivered, will have been duly authorized and will constitute a valid and binding obligation of Fifth Third, enforceable in accordance with its terms, except to the extent that (i) enforceability thereof may be limited by insolvency, reorganization, liquidation, bankruptcy, readjustment of debt or other laws of general application relating to or affecting the enforcement of creditors' rights generally and (ii) the availability of certain remedies may be precluded by general principles of equity, subject, however, to the receipt of requisite regulatory approvals.

     3. Neither the execution of this Agreement nor the consummation of the transactions contemplated hereby, does or will: (i) conflict with, result in a breach of, violate or constitute a default, under Fifth Third's Second Amended Articles of Incorporation, as amended, or Code of Regulations or, to the best knowledge of its chief executive officer and chief financial officer, any federal, foreign, state or local law, statute, ordinance, rule, regulation or court or administrative order, or any agreement, arrangement, or commitment to which Fifth Third is subject or bound; (ii) to the best knowledge of the chief executive officer and chief financial officer of Fifth Third, result in the creation of or give any person the right to create any material lien, charge, encumbrance, security agreement or any other material rights of others or other material adverse interest upon any material right, property or asset belonging to Fifth Third or any of its subsidiaries other than such rights as may be given the shareholders of Capital pursuant to the provisions of Sections 1701.84 and 1701.85 of the Ohio Revised Code; (iii) terminate or give any person the right to terminate, amend, abandon, or refuse to perform any material agreement, arrangement or commitment to which Fifth Third is a party or by which Fifth Third's rights, properties or assets are subject or bound; or (iv) accelerate or modify, or give any party thereto the right to accelerate or modify, the time within which, or the terms according to which, Fifth Third is to perform any duties or obligations or receive any rights or benefits under any material agreement, arrangements or commitments.

     G. Complete and accurate copies of (i) the Second Amended Articles of Incorporation, as amended, and (ii) the Code of Regulations of Fifth Third in force as of the date hereof have been delivered to Capital.

     H. To the best knowledge of the chief executive officer and chief financial officer of Fifth Third, neither Fifth Third nor any of its subsidiaries has knowingly engaged in any activity or omitted to take any action which, in any material way, has resulted or could result in the violation of (i) any local, state or federal law or (ii) any regulation, order, injunction or decree of any court or governmental body, the violation of either of which could reasonably be expected to have a material adverse effect on the financial condition Fifth Third and its subsidiaries taken as a whole. To the best knowledge of the chief executive officer and chief financial officer of Fifth Third, Fifth Third and its subsidiaries possess all licenses, franchise, permits and other governmental authorizations necessary for the continued conduct of their businesses without material interference or interruption.

     I. 1. To the best knowledge of the chief executive officer and chief financial officer of Fifth Third, neither this Agreement nor any report, statement, list, certificate or other information furnished or to be furnished by Fifth Third to Capital or its agents in connection with this Agreement or any of the transactions contemplated hereby (including, without limitation, any information which has been or shall be supplied with respect to its business operations and financial condition for inclusion in the proxy statement/prospectus and registration statement relating to the merger) contains or shall contain (in the case of information relating to the proxy statement/prospectus, at the time it is mailed, and, in the case of the registration statement, at the time it becomes effective and, in the case of the proxy statement/prospectus and the registration statement, at the time the annual or special meeting of shareholders of Capital is held to consider the adoption of this Agreement) an untrue statement of a material fact or omits or shall omit to state a material fact necessary to make the statements contained herein or therein, in light of the circumstances in which they are made, not misleading.

     2. Fifth Third has furnished to Capital or its agents true and complete copies (including all exhibits and all documents incorporated by reference) of the following documents as filed by Fifth Third with the SEC:

          a. Fifth Third's Annual Report on Form 10-K for the year ended December 31, 1999, and reports on Form 10-Q for the quarters ended March 31, June 30 and September 30, 2000;

          b. any Current Report on Form 8-K with respect to any event occurring after September 30, 2000 and prior to the date of this Agreement;

          c. any report filed by Fifth Third to amend or modify any of the reports described above; and

          d. all proxy statements prepared in connection with meetings of Fifth Third's shareholders held or to be held subsequent to September 30, 2000.

     The information set forth in the documents described in this subsection 2 (including all exhibits thereto and all documents incorporated therein by reference) did not, as of the dates on which such reports were filed with the SEC, (a) contain any untrue statement of a material fact, (b) omit any material fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading, or (c) omit any material exhibit required to be filed therewith. Prior to the date hereof no event has occurred subsequent to September 30, 2000 which Fifth Third is required to describe in a Current Report on Form 8-K other than the Current Reports heretofore furnished by Fifth Third to Capital.

     J. There are no actions, suits, proceedings, investigations or assessments of any kind pending or, to the best knowledge of the chief executive officer and chief financial officer of Fifth Third, threatened against Fifth Third or any Fifth Third subsidiary, which reasonably can be expected to result in any material adverse change in the consolidated financial condition, operations or business of Fifth Third.

     K. Since September 30, 2000 to the date hereof, none of Fifth Third's banking subsidiaries and thrift subsidiaries has incurred any unusual or extraordinary loan losses which would be material to Fifth Third on a consolidated basis; and to the best knowledge of the chief executive officer and chief financial officer of Fifth Third, and in the light of Fifth Third's historical loan loss experience and their managements' analysis of the quality and performance of their respective loan portfolios, as of September 30, 2000, their consolidated reserves for loan losses are adequate to absorb all known and reasonably anticipated losses as of such date.

     L. Fifth Third and its subsidiaries have filed all federal, state and local tax returns required to be filed (after giving effect to all extensions) by them, respectively, and have paid or provided for all tax liabilities shown to be due thereon or which have been assessed against them, respectively.

     M. Fifth Third has not, directly or indirectly, dealt with any broker or finder in connection with this transaction and has not incurred and will not incur any obligation for any broker's or finder's fee or commission in connection with the transactions provided for in this Agreement.

     N. Fifth Third has no unfunded liabilities with respect to any Benefit Plan (as such term is defined in subparagraph Q.1. of Section II hereof, but applied to Fifth Third, its subsidiaries and affiliates) that are material, either individually or in the aggregate, to Fifth Third on a consolidated basis and that have not been recorded and disclosed as required by GAAP in the most recent year-end, audited financial statements of Fifth Third supplied to Capital pursuant to Paragraph D of Section III hereof.

     O. The investment portfolios of Fifth Third and its subsidiaries and affiliates consist of securities in marketable form. Since September 30, 2000, to the date hereof Fifth Third and its affiliates, on a consolidated basis, have not incurred any unusual or extraordinary losses in their respective investment portfolios, and, except for events relating to the business environment in general, including market fluctuations, the management of Fifth Third is not aware of any events which are reasonably certain to occur in the future and which reasonably can be expected to result in any material adverse change in the quality or performance of the investment portfolios of Fifth Third and its affiliates on a consolidated basis.

     P. As of the date hereof, Fifth Third is not aware of the existence of any factor that would materially delay or materially hinder issuance of any of the required regulatory approvals necessary to consummate the Merger or the other transactions contemplated hereby.

     Q. All representations and warranties contained in this Section III shall expire at the Effective Time, and thereafter, neither Fifth Third nor any officer or Director of Fifth Third shall have any further liability or obligation with respect thereto, except for any misrepresentations, breaches of warranties or violations of covenants that were made with intent to defraud.

IV. OBLIGATIONS OF CAPITAL BETWEEN THE DATE OF THIS AGREEMENT AND THE EFFECTIVE TIME.

     A. Capital, in consultation with Fifth Third, will take all actions necessary to call and hold its annual or a special meeting of its shareholders as soon as practicable after the Fifth Third registration statement relating to this transaction has been declared effective by the Securities and Exchange Commission (the "SEC") and under all applicable state securities laws for the purpose of approving and adopting this Agreement and any other documents or actions necessary to the consummation of the Merger provided for herein pursuant to law. Capital agrees to mail the proxy statement/prospectus to its shareholders in accordance with the directions and under the supervision of Fifth Third as promptly as possible after the registration statement is declared effective. The Board of Directors of Capital intends to inform the shareholders of Capital in the proxy materials relating to the annual or special meeting that all directors of Capital intend to vote all shares of Capital Common Stock which they own of record in favor of approving this Agreement and any such other necessary documents or actions, and all directors will recommend approval of this Agreement to the other shareholders of Capital, subject only to such directors' fiduciary obligations.

     B. 1. Consistent with GAAP, Capital agrees that on or before the Effective Time based on a review of the loan losses, current classified assets and commercial, multi-family and residential mortgage loans and investment portfolios of Capital Bank and CBNA Building Company, Capital will work with Fifth Third with the goal of establishing collection procedures, internal valuation reviews, credit policies and practices and general valuation allowances which are consistent with the guidelines used within the Fifth Third holding company system, provided that no adjustment to general valuation allowances or reserves shall be made until immediately prior to the Effective Time and all conditions precedent to the obligations of the parties hereto have either been satisfied or waived as confirmed by such parties in writing. Fifth Third shall provide such assistance and direction to Capital as is necessary in conforming to such policies, practices, procedures and asset dispositions which are mutually agreeable between the date of this Agreement until the Effective Time.

     2. From the date of this Agreement until the Effective Time, Capital, Capital Bank and CBNA Building Company each will be operated in the ordinary course of business, and none of them will, without the prior written consent of Fifth Third, which consent shall not be unreasonably withheld: make any changes in its capital or corporate structures; issue any additional shares of their Common Stock other than pursuant to the exercise of options granted prior to the date hereof; issue any other equity securities, other than pursuant to the exercise of options granted prior to the date hereof and the grant of Permitted Option Grants; or, issue as borrower any long term debt or convertible or other securities of any kind, or right to acquire any of its securities; make any material changes in its method of business operations; make, enter into any agreement to make, or become obligated to make, any capital expenditures in excess of $50,000; make, enter into or renew any agreement for services to be provided to Capital, Capital Bank or CBNA Building Company or permit the automatic renewal of any such agreement, except any agreement for services having a term of not more than three months or requiring the expenditure of not more than $50,000 (for this purpose the phrase "permit the automatic renewal" includes the failure to send a notice of termination of such contract if such failure would constitute a renewal), and, except as disclosed in Schedule 1; open for business any branch office which has been approved by the appropriate regulatory authorities but not yet opened or apply to the appropriate regulatory authorities to establish a new branch office or expand any existing branch office; acquire, become obligated to acquire, or enter into any agreement to acquire, any banking or non-banking company or any branch offices of any such companies, other than such agreements existing on the date hereof and disclosed to Fifth Third; declare or pay any cash dividends on its own stock other than normal and customary cash dividends per quarter paid in such amounts and at such times as Capital historically has done on its Common Stock; pay any stock dividends or make any other distributions on its stock other than cash dividends as described in the immediately preceding clause; change or otherwise amend any Benefit Plans other than as required by law or as contemplated herein; and provide any increases in employee salaries or benefits other than in the ordinary course of business. It is specifically acknowledged that Capital may
(i) pay its year-end cash bonuses in accordance with its past practice, the aggregate amount of which shall not exceed its accrued cash bonus amounts, including additional normal monthly accrual amounts through the month of December 2000, and (ii) grant additional options in accordance with its past practice to its senior officers which options shall not exceed options to purchase 110,000 shares of Capital Common Stock (the "Permitted Option Grants"). It is acknowledged and agreed that the employees of Capital who are awarded Permitted Option Grants shall not be eligible to receive option grants under any option plan of Fifth Third during the 2001 in connection with or in recognition of performance by such employee during the year 2000.

     C. Except as required by applicable law or regulation, except for actions taken with the consent of Fifth Third, neither Capital, Capital Bank nor CBNA Building Company shall (a) implement or adopt any material change in their interest rate risk management policies, procedures, or practices; (b) fail to follow its existing policies or practices with respect to managing their exposure to interest rate risk; or (c) fail to use commercially reasonable means to avoid any material increase in their aggregate exposure to interest rate risk.

     D. Not later than the 15th day prior to the mailing of Capital's proxy statement with respect to the Merger, Capital shall deliver to Fifth Third a list of each person that, to the best of its knowledge, is or is reasonably likely to be, as of the date of the annual or special meeting called to approve the Merger, deemed an "affiliate" of it as that term is used in Rule 145 under the Securities Act of 1933, as amended, (the "Capital Affiliates"). Capital shall use its best efforts to cause each Capital Affiliate to execute and deliver to Fifth Third on or before the mailing of such proxy statement an agreement in the form of Appendix D hereto.

     E. Capital shall furnish Fifth Third with copies of all reports filed by Capital with the SEC subsequent to the date of this Agreement.

V.  COOPERATION AND OTHER OBLIGATIONS AND OTHER COVENANTS

     A. Fifth Third will prepare and cause to be filed at its expense such applications and other documents with the Board of Governors of the Federal Reserve System, the Office of the Comptroller of the Currency ("OCC"), the Federal Deposit Insurance Corporation, the Department of the Treasury, the Ohio Division of Financial Institutions, and any other governmental agencies as are required to secure the requisite approval of such agencies to the consummation of the transactions provided for in this Agreement, and the parties shall cooperate in the preparation of an appropriate registration statement, including the prospectus, proxy statement, and such other documents necessary to comply with all federal and state securities laws relating to the registration and issuance of the shares of Fifth Third Common Stock to be issued to the shareholders of Capital in this transaction (the expenses thereof, other than accounting, legal, investment banking, financial consulting and associated expenses of Capital and its affiliates, to be paid by Fifth Third), and any other laws applicable to the transactions provided for in this Agreement. Fifth Third shall use all reasonable efforts to file all such applications within sixty (60) days of the date of this Agreement and to secure all such approvals. Capital agrees that it will, as promptly as practicable after request and at its own expense, provide Fifth Third with all information and documents concerning Capital, Capital Bank and CBNA Building Company, as shall be required in connection with preparing such applications, registration statements and other documents and in connection with securing such approvals. Prior to filing any such applications or other documents with the applicable governmental agencies, Fifth Third shall provide copies thereof to Capital. Fifth Third agrees that it will, as promptly as practicable after request and at its own expense, provide Capital with all information and documents concerning Fifth Third and its subsidiaries as shall be required in connection with preparing such applications, registration statements and other documents which are to be prepared and filed by Capital and in connection with approvals required to be obtained by Capital hereunder. Prior to filing any such applications, statements or other documents with the applicable governmental agency, Capital shall provide, at least ten (10) days prior to the filing date, copies thereof to Fifth Third.

     B. Each of the parties hereto agrees to use its best efforts and to cooperate with the other party in all reasonable respects in order to carry out and consummate the transactions contemplated by this Agreement at the earliest practicable time including, without limitation, the filing of applications, notices and other documents with, and obtaining approval from, appropriate governmental regulatory agencies.

     C. Capital agrees to permit Fifth Third, its officers, employees, accountants, agents and attorneys, and Fifth Third agrees to permit Capital, its officers, employees, accountants, agents and attorneys, to have reasonable access during business hours to their respective books, records and properties, and those of Capital Bank, CBNA Building Company and Fifth Third Bank, Western Ohio as well, for the purpose of making a detailed examination, or updating and amplifying prior examinations, of the financial condition, assets, liabilities, legal compliance, affairs and the conduct of the business of Capital, Capital Bank and CBNA Building Company or Fifth Third or Fifth Third Bank, Western Ohio, as the case may be, prior to the Effective Time, and also to permit the monitoring of the foregoing on an ongoing basis (such rights of examination and monitoring to be subject to the confidentiality obligations set forth in such Paragraph VII.D. hereof); provided, however, that any such examination by Fifth Third or Capital shall not relieve Fifth Third or Capital from any responsibility or liability for any material misrepresentation or material breach of warranty hereunder discovered in the course of or subsequently to such examination and prior to the Effective Time.

     D. If all options have not been exercised prior to the Effective Time, such options shall be converted to options to purchase Fifth Third Common Stock based on the exchange ratio with the option exercise price adjusted accordingly to take into account the change in the number of options.

     E. 1. Capital, Capital Bank and CBNA Building Company, without the advance written consent of Fifth Third, shall not take any action which would reduce or restrict the availability of surplus (excess of plan assets over plan liabilities) under any defined benefit plan as defined in Section 414(j) of the Code.

     2. If Fifth Third so requests, Capital, Capital Bank or CBNA Building Company shall develop a plan and timetable for amending or terminating any or all of the Qualified Benefit Plans, and, with the advance written approval of Fifth Third, shall proceed with the implementation of said amendment or termination plan and timetable.

     3. Capital, Capital Bank and CBNA Building Company shall provide to Fifth Third at least sixty (60) days prior to the Effective Time, documentation reasonably satisfactory to Fifth Third demonstrating that the requirements of Sections 401(a)(4), 404, 410(b), 412, 415, 416, 401(k) and (m) of the Code have been satisfied by all of its Qualified Benefit Plans for the 1997, 1998 and 1999 plan years.

     4. With respect to any Benefit Plan that provides for vesting of benefits, there shall be no discretionary acceleration of vesting (except as expressly permitted by this Agreement) without Fifth Third's consent whether or not such discretionary acceleration of vesting is provided under the terms of the Benefit Plan; provided that a Benefit Plan which pursuant to its terms provides for an acceleration of vesting upon a change of control of Capital shall not be deemed to involve a discretionary acceleration of vesting and vesting thereunder shall accelerate as of the Effective Time or any later date as provided therein.

     5. If requested by Fifth Third, Capital, Capital Bank and CBNA Building Company shall take all actions necessary to freeze any Qualified Benefit Plan as of a date at least thirty (30) days prior to the Effective Time such that no further contributions (including employee 401(k) contributions) shall be made under the Qualified Benefit Plan after the Effective Time.

     6. Capital, Capital Bank and CBNA Building Company, without the advance written consent of Fifth Third, which shall not be unreasonably withheld or delayed, shall not (a) adopt any amendments to the Qualified Benefit Plans after the date of this Agreement (except as expressly permitted in this Agreement); or
(b) make any distributions from the Qualified Benefit Plans after the date of this Agreement; or (c) make any contributions to the Qualified Benefit Plans (except 401(k) employee contributions) after the date of this Agreement, except contributions for: (i) the presently authorized employer matching contribution, and (ii) an annual profit sharing contribution for calendar year 2000 not to exceed that made in the prior year as a percentage of total employee compensation, consistent with past practice and not otherwise in violation of the limits imposed by Sections 404 and 415 of the Code. After Capital has satisfied the requirements of Section E (3) above, consent of Fifth Third shall not be required for distributions permitted pursuant to the terms of the Qualified Benefit Plans as currently in effect.

     7. Capital, Capital Bank and CBNA Building Company shall provide to Fifth Third at least sixty (60) days prior to the Effective Time, documentation reasonably satisfactory to Fifth Third demonstrating that they have all power and authority necessary to amend and/or terminate any plan providing retiree medical or life insurance coverage, thereby reducing or eliminating future liability.

     F. Assuming that Capital delivers to Fifth Third the Section 16 Information in a timely fashion prior to the Effective Time, the Board of Directors of Fifth Third, or a committee of Non-Employee Directors thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), shall reasonably promptly thereafter and in any event prior to the Effective time adopt a resolution, expressly relying on Capital's representation that any such options or other grants were upon their issuance exempt from liability pursuant to Section 16(b) under the Exchange Act, providing that the receipt by the Capital Insiders of Fifth Third Common Stock in exchange for shares of Capital Common Stock, and of options to purchase shares of Fifth Third Common Stock upon conversion of options to purchase shares of Capital Common Stock, in each case pursuant to the transactions contemplated hereby and to the extent such securities are listed in the Section 16 Information, are intended to be exempt from liability pursuant to
Section 16(b) under the Exchange Act; provided, however, that the Board of Directors of Fifth Third will be under no obligation to adopt such a resolution unless it may expressly rely on a written representation by Capital that any such options or other grants were, upon their issuance, exempt from liability pursuant to Section 16(b) under the Exchange Act. "Section 16 Information" shall mean information accurate in all respects regarding the Capital Insiders, the number of shares of Capital Common Stock held by each such Capital Insider and expected to be exchanged for Fifth Third Common Stock in the Merger, and the number and description of the options to purchase shares of Capital Common Stock held by each such Capital Insider and expected to be converted into options to purchase shares of Fifth Third Common Stock in connection with the Merger. "Capital Insiders" shall mean those officers and directors of Capital who are subject to the reporting requirements of Section 16(a) of the Exchange Act and who are listed in the
Section 16 Information.

     G. A certified copy of the resolution of the Board of Directors of Capital approving the execution of this Agreement, specifically referring to the oral fairness opinion rendered by Austin Associates, Inc. shall be delivered to Fifth Third on the date of execution of this Agreement. A copy of the executed written opinion of Austin Associates, Inc. dated effective as of the date of the board action will be delivered to Fifth Third as soon as practicable after the date of this Agreement.

     H. On or before the Closing, Capital may amend its Retirement Savings Plan to provide for the immediate full vesting of all participant account balances, including employer matching contributions and employer profit sharing contributions.

     I. Fifth Third shall: (i) execute the Employment Agreements with John S. Szuch, Robert A. Sullivan and Bruce K. Lee, respectively, and (ii) shall execute Severance Agreements with Stephen J. Kovatch, Michael P. Killian, and David L. Mead. The form of the employment agreements and severance agreements shall be that set for in the Confidential Employee Matters Schedule and in each case the obligations of Fifth Third thereunder shall be conditioned upon the acceptance of and execution by the respective employee.

VI.  CONDITIONS PRECEDENT TO CLOSING.

A.  Conditions to the Obligations of Each of the Parties:

     The obligation of each of the parties hereto to consummate the transactions provided for herein is subject to the fulfillment on or prior to the Effective Time of each of the following conditions:

     1. The shareholders of Capital shall have duly approved and adopted this Agreement in accordance with and as required by law and in accordance with its Articles of Incorporation and Code of Regulations.

     2. All necessary governmental and regulatory orders, consents, clearances and approvals and requirements shall have been secured and satisfied for the consummation of such transactions, including without limitation, those of the Federal Reserve System, the Ohio Division of Financial Institutions, the OCC, the Department of the Treasury, and the Federal Deposit Insurance Corporation to the extent required.

     3. Prior to or at the Effective Time, no material investigation by any state or federal agency shall have been threatened or instituted seeking to enjoin or prohibit, or enjoining or prohibiting, the transactions contemplated hereby and no material governmental action or proceeding shall have been threatened or instituted before any court or government body or authority, seeking to enjoin or prohibit, or enjoining or prohibiting, the transactions contemplated hereby other than investigations, actions and proceedings which have been withdrawn prior to or at the Effective Time without material adverse effect to Fifth Third or Capital and other than regularly-scheduled regulatory examinations.

     4. Any waiting period mandated by law in respect of the final approval by any applicable Federal or State regulator(s) of the transaction contemplated herein shall have expired.

     5. Fifth Third shall have registered its shares of Common Stock to be issued to the Capital shareholders hereunder with the SEC pursuant to the Securities Act of 1933, as amended, and with all applicable state securities authorities. The registration statement with respect thereto shall have been declared effective by the SEC and all applicable state securities authorities and no stop order shall have been issued. The shares of Fifth Third Common Stock to be issued to the Capital shareholders hereunder shall have been authorized for trading on the Nasdaq Stock Market upon official notice of issuance.

B.  Conditions to the Obligations of Fifth Third:

     The obligation of Fifth Third to consummate the transactions provided for herein is subject to the fulfillment at or prior to the Effective Time of each of the following conditions unless waived by Fifth Third in a writing delivered to Capital which specifically refers to the condition or conditions being waived:

     1. All of the representations and warranties of Capital set forth in
Section II of this Agreement shall be true and correct in all material respects as of the date of this Agreement and at and as of the Closing Date (as hereinafter defined) as if each such representation and warranty was given on and as of the Closing Date, except for any such representations and warranties made as of a specified date, which shall be true and correct in all material respects as of such date, and except for changes permitted pursuant to the terms of this Agreement after the date hereof.

     2. Capital shall have performed all of the obligations required of it under the terms of this Agreement in all material respects.

     3. Werner & Blank, Co., LPA counsel for Capital, shall have delivered an opinion addressed to Fifth Third in substantially the form appended hereto as Appendix A.

     4. The aggregate amount of consolidated shareholders' equity (including Common Stock, Additional Paid-In Capital and Retained Earnings and excluding Treasury Stock) of Capital immediately prior to the Effective Time, as shown by and reflected in its books and records of accounts on a consolidated basis in accordance with GAAP, consistently applied, shall not be less than $90,500,000. For purposes of this subparagraph 4 to Section VI.B., (A) any expenses or accruals after the date hereof relating to (i) the adjustments contemplated by
Section IV.B.(1) herein, (ii) termination or funding of any of Benefit Plans of Capital, Capital Bank and CBNA Building Company as contemplated herein, (iii) adjustments made to reflect expenses and losses in the market value of investments held by Capital or Capital Bank, as required by GAAP, including SFAS 115, and (iv) expenses associated with this Agreement and the transactions contemplated herein, shall be excluded for purposes of calculation of Capital's shareholders' equity as contemplated herein.

     5. Fifth Third's independent certified public accountants shall have reviewed the unaudited consolidated financial statements of Capital as at the end of the month immediately preceding the Effective Time, as well as the unaudited separate financial statements of Capital Bank and CBNA Building Company as of the same date, performed such other auditing procedures as may be requested by Fifth Third and reported in good faith that they are not aware of any material modifications which would have a material adverse effect on the financial condition of Capital, Capital Bank or CBNA Building Company, on a consolidated basis, that should be made in order for such financial statements to (i) be in conformity with GAAP, consistently applied, excluding the presentation of footnotes, and (ii) accurately state the financial condition and results of operations of Capital, Capital Bank and CBNA Building Company, on a consolidated basis.

     6. The receipt of a certificate from Capital, Capital Bank and CBNA Building Company, executed by the chief executive officer and chief financial officer of each, dated the Closing Date, certifying to their best knowledge and belief that: (i) all of the representations and warranties set forth in Section II hereof were true and correct as of the date of this Agreement and as of the Effective Time in all material respects, except for any such representations and warranties made as of a specified date, which shall be true and correct in all material respects as of such date; and (ii) it has met and fully complied in all material respects with all of the obligations required of it under the terms of this Agreement.

     7. The total issued and outstanding shares of Capital Common Stock shall not exceed 7,047,556 shares, and the total number of options to purchase Capital Common Stock shall not exceed 805,415, in each case adjusted for the exercise of any options which were outstanding as of the date of this Agreement and otherwise properly exercised, and for the grant and exercise of any Permitted Option Grants after the date of this Agreement. Schedule 1 lists of all presently outstanding options to acquire Capital Common Stock, the holders thereof, the dates of issuance, the vesting schedules and the price per share of such options.

     8. With respect to each non-employee director of Capital, Fifth Third shall have either (i) received an executed noncompetition agreement in the form attached as Appendix E, or (ii) waived the requirement hereof.

     9. Fifth Third shall have received an opinion of counsel to Fifth Third, dated the Effective Date, to the effect that, on the basis of facts, representations and assumptions set forth in such opinion, (i) the Merger constitutes a "reorganization" within the meaning of Section 368 of the Code. In rendering its opinion, counsel to Fifth Third may require and rely upon representations contained in letters from Capital and Fifth Third.

     10. There shall have been no exercises of options to purchase Capital Common Stock between the date of this Agreement and the Effective Time."

C.  Conditions to the Obligations of Capital:

     The obligation of Capital to consummate the transactions provided for herein and in the Agreement of Merger is subject to the fulfillment at or prior to the Effective Time of each of the following conditions unless waived by Capital in a writing delivered to Fifth Third which specifically refers to the condition or conditions being waived:

     1. All of the representations and warranties of Fifth Third set forth in
Section III of this Agreement shall be true and correct in all material respects as of the date of this Agreement and at and as of the Closing Date as if each such representation and warranty was given on and as of the Closing Date, except for any such representations and warranties made as of a specified date, which shall be true and correct in all material respects as of such date.

     2. Fifth Third shall have performed all of the obligations required of it under the terms of this Agreement and the Agreement of Merger in all material respects.

     3. Paul L. Reynolds, counsel for Fifth Third, shall have delivered an opinion addressed to Capital in substantially the form appended hereto as Appendix B.

     4. The receipt of a certificate from Fifth Third, executed by its chief executive officer and chief financial officer, dated the Closing Date, certifying to their best knowledge and belief that: (i) all of the representations and warranties set forth in Section III were true and correct as of the date of this Agreement and as of the Closing Date, except for any such representations and warranties made as of a specified date, which shall be true and correct in all material respects as of such date; and, (ii) Fifth Third has met and fully complied in all material respects with all of the obligations required of it under the terms of this Agreement.

     5. Fifth Third Bank's Trust Department (Fifth Third's Cincinnati, Ohio affiliate), as the Exchange Agent, will acknowledge in writing to Capital that it is in receipt of certificates representing a whole number of shares of Fifth Third Common Stock to be issued to the shareholders of Capital pursuant to this Agreement, and (ii) sufficient cash to be paid to the Capital shareholders for fractional shares.

     6. Capital shall have received an opinion of counsel to Fifth Third, dated the Effective Date, to the effect that, on the basis of facts, representations and assumptions set forth in such opinion, (i) the Merger constitutes a "reorganization" within the meaning of Section 368 of the Code and (ii) no gain or loss will be recognized by shareholders of Capital who receive shares of Fifth Third Common Stock in exchange for shares of Capital Common Stock, except to the extent of any cash received for any fractional share interest in Fifth Third common Stock to which the shareholders may be entitled. In rendering its opinion, counsel to Fifth Third may require and rely upon representations contained in letters from Capital and Fifth Third.

     7. Fifth Third shall have: (i) entered into Employment Agreements, with John S. Szuch, Robert A. Sullivan and Bruce K. Lee, in the form delivered contemporaneously with the execution of this Agreement as Exhibits A, B, and C to the confidential employee matters schedule, respectively (ii) entered into Severance Agreements with Stephen J. Kovatch, Michael P. Killian, and David L. Mead in the form delivered contemporaneously with the execution of this Agreement as Exhibits D, E, and F to the confidential employee matters schedule.

VII.  ADDITIONAL COVENANTS

     A. Capital Bank shall be merged with and into Fifth Third Bank, Western Ohio, to be effective on the Effective Time. The parties hereto agree to cooperate with one another to effect such merger. Upon consummation of any merger of Capital Bank, the separate corporate existence of Capital Bank shall cease by operation of law.

     B. 1. Fifth Third shall consider employing at Fifth Third or other Fifth Third subsidiaries or affiliates as many of the employees of Capital, Capital Bank and CBNA Building Company who desire employment within the Fifth Third holding company system as possible, to the extent of available positions and consistent with Fifth Third's standard staffing levels and personnel policies; provided that such continuing employees will not be subject to any exclusion or penalty for pre-existing conditions that were covered under the medical plans of Capital, Capital Bank and CBNA Building Company immediately prior to the Effective Time or any waiting period relating to coverage under Fifth Third's medical plan, provided further that to the extent that the initial period of coverage for employees of Capital, under any plan of Capital that is an "employee welfare benefit plan" as defined in Section 3(1) of ERISA is not a full 12 month period of coverage, employees of Capital shall be given credit under the applicable welfare plan for any deductibles and co-insurance payments made by such employees of Capital or under the corresponding welfare plan during the balance of such twelve (12) month period of coverage. As promptly as practicable following the Effective Time as Fifth Third shall reasonably determine (and until then in accordance with any comparable benefit plan that Capital maintained immediately before the Closing Date), Fifth Third shall provide the full-time employees (in the aggregate and not individually) of Capital and Capital subsidiaries ("Transferred Employees") who become employees of Fifth Third or any of its subsidiaries or affiliates at or immediately subsequent to the Merger as a group with employee benefit plans that in the aggregate are of comparable value to the benefit plans provided to similarly situated employees of Fifth Third (excluding from consideration the Fifth Third Bancorp Master Retirement Plan which has been frozen to new participants). Under each employee benefit plan sponsored or maintained by Fifth Third or its subsidiaries or affiliates in which Transferred Employees participate, prior service with Capital or any Capital subsidiary shall be taken into account for purposes of eligibility, vesting and benefits accruals.

     2. Those employees (other than temporary and/or co-operative employees) of Capital, Capital Bank and CBNA Building Company who do not have an employment or severance agreement and who are not to be employed by Fifth Third or who are terminated or voluntarily resign after being notified that, as a condition of employment, such employee must work at a location more than thirty (30) miles from such employee's former location of employment or that such employee's salary will be decreased, in any case and in both cases, within thirty (60) days after the Effective Time, and who sign and deliver a termination and release agreement in the form attached as Appendix C hereto, shall be entitled to severance pay equal to two (2) weeks of pay for each year of service, subject to a minimum of 8 weeks of pay in the case of any officer of Capital and 4 weeks of pay as to all other employees, subject to a maximum of 22 weeks. If there has been a break in an employee's period of employment, the prior period shall be added to the current period of employment. Any employee employed by more than one corporation shall be entitled to payment under only one severance plan. Fifth Third shall provide notification to Capital of those employees it will or will not be hiring at least 30 days prior to the Effective Time in order that such employees terminated by Capital can be given appropriate notice of termination in advance of the effectiveness thereof. The severance pay shall be under Capital's (or its subsidiaries') current severance pay plan if any, or a new severance pay plan but in no event shall there be any duplication of severance pay. Nothing contained in this Paragraph VII.B.2 shall be construed or interpreted to limit or modify in any way Fifth Third's at will employment policy. In no event shall severance pay be taken into account in determining the amount of any other benefit (including but not limited to, an individual's benefit under any pension plan). If, by reason of the controlling plan document, controlling law or otherwise, severance pay is taken into account in determining any other benefit, the severance pay otherwise payable shall be reduced by the present value of the additional benefit determined under other benefit plans attributable to the severance pay period.

     3. Any officer of Capital, Capital Bank or CBNA Building Company who enters into a employment or severance agreement with Capital or Fifth Third after the date of this Agreement (each "Contract Officer") shall not receive any severance payments from Capital and Fifth Third in connection with the Merger, pursuant to Section VII. B.2. Notwithstanding the foregoing, or any other provision of this Agreement, in no event shall any Contract Officer receive any payment pursuant to the terms of a severance agreement or employment agreement that would be considered an "Excess Parachute Payment" pursuant to Section 280(G) of the Code.

     C. (i) From and after the Effective Time, Fifth Third shall assume the obligations of Capital, Capital Bank and CBNA Building Company arising under applicable Ohio and Federal law in existence as of the date hereof or as amended prior to the Effective Time and under the Articles of Incorporation, Charter and Code of Regulations, as applicable, of Capital, Capital Bank or CBNA Building Company as in effect on the date hereof to indemnify, defend and hold harmless each person who is now, or has been at any time prior to the date hereof or who become, prior to the Effective Time, an officer or director of Capital, Capital Bank, or CBNA Building Company (the "Indemnified Parties") against losses, claims, damages, costs, expenses (including reasonable attorneys' fees), liabilities or judgments or amounts that are paid in settlement (which settlement shall require the prior written consent of Fifth Third) of or in connection with any claim, action, suit, proceeding or investigation (a "Claim") in which an Indemnified Party is, or is threatened to be made, a party or a witness based in whole or in part on or arising in whole or in part out of the fact that such person is or was a director or officer of Capital, Capital Bank or CBNA Building Company if such Claim pertains to any matter or fact arising, existing or occurring prior to the Effective Time (including, without limitation, the merger and the transactions contemplated by this Agreement), regardless of whether such Claim is asserted or claimed prior to, at or after the Effective Time. Fifth Third shall pay expenses in advance of the final disposition of any such action or proceeding to each Indemnified Party to the full extent permitted by law and under the Articles of Incorporation, Charter or Code of Regulations, as applicable, of Capital, Capital Bank or CBNA Building Company. Fifth Third's assumption of the indemnification obligations of Capital, Capital Bank and CBNA Building Company as provided herein shall continue for a period of three (3) years after the Effective Time or, in the case of claims asserted prior to the third (3) anniversary of the Effective Time until such matters are finally resolved. Any Indemnified Party wishing to claim indemnification under this provision, upon learning of any Claim shall notify Fifth Third (but the failure to so notify Fifth Third shall not relieve Fifth Third from any liability which Fifth Third may have under this section except to the extent Fifth Third is materially prejudiced thereby). Notwithstanding the foregoing, the Indemnified Parties as a group may retain only one law firm to represent them with respect to each matter under this section unless there is, under applicable standards of professional conduct, a conflict on any one significant issue between the positions of any two or more Indemnified parties.

     (ii) From and after the Effective Time, the directors, officers and employees of Capital and its subsidiaries who become directors, officers or employees of Fifth Third or any of its subsidiaries, except for the indemnification rights set forth in subparagraph (i) above, shall have indemnification rights with prospective application only. The prospective indemnification rights shall consist of such rights to which directors, officers or employees of Fifth Third or the subsidiary by which such person is employed are entitled under the provisions of the Articles of Incorporation of Fifth Third or similar governing documents of Fifth Third or its applicable subsidiaries, as in effect from time to time after the Effective Time, as applicable, and provisions of applicable law as in effect from time to time after the Effective Time.

     (iii) The obligations of Fifth Third provided under this Section VII.C. are intended to benefit, and be enforceable against Fifth Third directly by, the Indemnified Parties, and shall be binding on all respective successors of Fifth Third.

     (iv) Fifth Third shall also purchase and keep in force for a two (2) year period, a policy of directors' and officers' liability insurance to provide coverage for acts or omissions of the type currently covered by Capital's existing directors' and officers' liability insurance for acts or omissions occurring on or prior to the Effective Time, but only to the extent such insurance may be purchased or kept in full force on commercially reasonable terms taking into account the cost thereof and the benefits provided thereby. It is agreed that such costs shall be commercially reasonable so long as they do not exceed 125% of the annual costs currently paid for such coverage by Capital.

     D. Fifth Third will not disclose to others, shall not use in respect of its (or any of its subsidiaries) business operations, and will hold in confidence any non-public, confidential information disclosed to it by Capital concerning Capital, Capital Bank and CBNA Building Company. Capital will not disclose to others, shall not use in respect of its (or any of its subsidiaries) business operations, and will hold in confidence any non-public, confidential information disclosed to it concerning Fifth Third or any of its affiliates. In the event the Merger is not completed, all non-public financial statements, documents and materials, and all copies thereof, shall be returned to Capital or Fifth Third, as the case may be, and shall not be used by Fifth Third or Capital, as the case may be, in any way detrimental to Capital or Fifth Third.

     E. All notices under this Agreement or under the Agreement of Merger shall be in writing and shall be sufficient in all respects if delivered in person or mailed by certified mail, return receipt requested, with postage prepaid and addressed, if to Capital to: Mr. John S. Szuch, Chairman, Capital Holdings, Inc., 5520 Monroe Street, Sylvania, Ohio 43560, with a copy to: Martin D. Werner, Esq., Werner & Blank, Co., LPA, 7205 W. Central Ave., Toledo, Ohio 43617; if to Fifth Third, to Mr. George A. Schaefer, Jr., President and Chief Executive Officer, Fifth Third Bancorp, 38 Fountain Square Plaza, Cincinnati, Ohio 45263, with a copy to Paul L. Reynolds, Esq., Executive Vice President and General Counsel, Fifth Third Bank, Legal Department, 38 Fountain Square Plaza, M.D. 10AT76, Cincinnati, Ohio 45263. Such notices shall be deemed to be received when delivered in person or when deposited in the mail by certified mail, return receipt requested with postage prepaid.

     F. This Agreement, together with the written instruments specifically referred to herein and such other written agreements delivered by Fifth Third or Capital to each other pursuant hereto constitute the entire agreement between the parties with regard to the transactions contemplated herein and supersede any prior agreements, whether oral or in writing. This Agreement may be hereafter amended only by a written instrument executed by each of the parties pursuant to Section X hereof.

     G. During the period from the date of this Agreement to the Effective Time, except with the prior approval of Fifth Third, Capital shall not, and shall not permit its representatives to, directly or indirectly, subject to the exercise by the Directors of Capital of their fiduciary duties, initiate, solicit, negotiate with, encourage discussions with, provide information to, or agree to a transaction with, any corporation, partnership, person or other entity or group concerning any merger of either Capital or Capital Bank or any sale of substantial assets, sale of shares of capital stock (or securities convertible or exchangeable into or otherwise evidencing, or any agreement or instrument evidencing, the right to acquire capital stock) or similar transaction involving Capital, Capital Bank or CBNA Building Company (any such transaction being referred to herein as an "Acquisition Transaction"). Subject to the exercise by the Directors of Capital of their fiduciary duties, Capital promptly shall communicate to Fifth Third the terms of any proposal which it may receive in respect of an Acquisition Transaction and any request by or indication of interest on the part of any third party with respect to initiation of any Acquisition Transaction or discussions with respect thereto.

     H. Fifth Third and Capital shall each indemnify and hold the other harmless for any claim, liability or expense (including reasonable attorneys' fees) arising from a misstatement or omission in the applications submitted to regulatory agencies for approval of the transaction contemplated by this Agreement relating to the indemnifying party which is based or made in reliance upon any representation, warranty, or covenant of such party in this Agreement or any certification, document, or other information furnished or to be furnished by such party pursuant to this Agreement. From and after Closing Date, this subsection shall be of no further force or effect.

     I. Following the satisfaction of all conditions to closing the Merger, other than the expiration of any waiting period required by any regulatory agency after its approval of the Merger is issued, and conditions which are only capable of being satisfied at closing, upon the request of Fifth Third and at the sole option of Fifth Third, Capital and Capital Bank shall execute and deliver to Midwest Payment Systems, Inc. ("MPS") an agreement to convert all electronic funds transfer ("EFT") related services to MPS and the Jeanie(R) system. Such Agreement shall provide that MPS will be the exclusive provider of such services to Capital and Capital Bank for a period of five (5) years from the date such agreements are executed. Fifth Third agrees that the cost of the conversion of Capital and Capital Bank to EFT provided by MPS and conversion to the Jeanie(R) system (including, without limitation, the cost of all card reissue, signage and penalties relating to terminating its current EFT relationships) will be paid by Fifth Third. Fifth Third further agrees that the costs and fees to Capital and Capital Bank for the Jeanie(R) service shall not exceed those charged by the current EFT service provider of Capital and Capital Bank, subject to any increases in such costs and fees which would otherwise be permitted under their current EFT processing agreements. In the event this Agreement is terminated pursuant to Section VIII hereof for any reason except a material breach or default by Capital, and if, in such instance, Capital desires to convert to another provider of EFT services, Fifth Third shall pay all costs and expenses associated with such conversion, provided, however, such costs and expenses are reasonable when compared to costs and expenses ordinarily charged in the EFT services industry. In no event shall Capital or Capital Bank be required to take any actions pursuant to this Paragraph I or otherwise under this Agreement or the Agreement of merger that are contrary to any applicable law, regulation, rule or order or which constitute a breach of the fiduciary duties of the directors of Capital or Capital Bank.

     J. Fifth Third and Capital shall agree with each other as to the form and substance of any press release related to this Agreement or the transactions contemplated hereby and thereby, and shall consult with each other as to the form and substance of other public disclosures related thereto, provided, however, that nothing contained herein shall prohibit either party from making any disclosure which its counsel deems required by law, and provided, further, however, that Fifth Third shall not be required to incorporate any comments from Capital into such releases or public filings unless determined to be appropriate by Fifth Third in good faith.

     K. Each party hereto shall bear and pay all costs and expenses incurred by it in connection with the transactions contemplated by this Agreement, including, without limitation, fees, costs and expenses of its own financial consultants, investment bankers, accountants and counsel, without reduction or modification in the number of shares of Fifth Third Common Stock to be issued hereunder. The expenses of printing and mailing the prospectus/proxy statement shall be paid by Fifth Third.

     L. 1. Between the date hereof and the Closing Date, Capital shall promptly advise Fifth Third in writing of any fact that, if existing or known at the date hereof, would have been required to be set forth or disclosed in or pursuant to this Agreement or of any fact that, if existing or known at the date hereof, would have made any of the representations contained herein untrue to any material extent, and which in each case, would be likely to have a material adverse effect on Capital, Capital Bank or CBNA Building Company, provided, however, that no such information so disclosed to Fifth Third shall be deemed an exception to any representation, warranty or covenant made by Capital unless Fifth Third, in its sole discretion, agrees in writing to accept such exception.

     2. Between the date hereof and the Closing Date, Fifth Third shall promptly advise Capital in writing of any fact that, if existing or known at the date hereof, would have been required to be set forth or disclosed in or pursuant to this Agreement or of any fact that, if existing or known at the date hereof, would have made any of the representations contained herein untrue to any material extent, and which in each case, would be likely to have a material adverse effect on Capital and its subsidiaries, taken as a whole, provided, however, that no such information so disclosed to Capital shall be deemed an exception to any representation, warranty or covenant made by Fifth Third unless Capital, in its sole discretion, agrees in writing to accept such exception.

VIII.  TERMINATION

     A. This Agreement may be terminated at any time prior to the Effective Time by written notice delivered by Fifth Third to Capital or by Capital to Fifth Third in the following instances:

     1. By Fifth Third or Capital, if there has been to the extent contemplated in Section VI.B.1. and 2. and Section VI.C.1. and 2. herein, a material misrepresentation, a material breach of warranty or a material failure to comply with any covenant on the part of the other party with respect to the representations, warranties, and covenants set forth herein and such misrepresentations, breach or failure to comply has not been cured (if capable of cure) within thirty (30) days after receipt of written notice, provided, the party in default shall have no right to terminate for its own default.

     2. By Fifth Third or Capital, in each case taken as a whole, if the business or assets or financial condition of the other party shall have materially and adversely changed from that in existence at June 30, 2000, other than any such change attributable to or resulting from any change in law, regulation or GAAP, changes in interest rates, economic, financial or market conditions affecting the banking industry generally or changes that may occur as a consequence of actions or inactions that either party hereto is expressly obligated to take under this Agreement.

     3. By Fifth Third or Capital, if the merger transaction contemplated herein has not been consummated by June 30, 2001, provided the terminating party is not in material breach or default of any representations, warranty or covenant contained herein on the date of such termination.

     4. By the mutual written consent of Fifth Third and Capital.

     5. By Fifth Third if any event occurs which renders impossible of satisfaction in any material respect one or more of the conditions to the obligations of Fifth Third to effect the Merger set forth in Sections VI.A. and
B. herein and non-compliance is not waived by Fifth Third.

     6. By Capital if any event occurs which renders impossible of satisfaction in any material respect one or more of the conditions of the obligations of Capital to effect the Merger as set forth in Sections VI.A. and C. herein and non-compliance is not waived by Capital.

     B. If Capital shareholders, acting at a meeting held for the purpose of voting upon this Agreement and the Agreement of Merger, fail to approve such agreements in the manner required by law, then this Agreement and the Agreement of Merger shall be deemed to be automatically terminated, provided that Capital must be in compliance with Section IV, Paragraph A hereof.

     C. Upon termination as provided in this Section, this Agreement and the Agreement of Merger, except for the provisions of Paragraphs D, H, J and K of
Section VII hereof shall be void and of no further force or effect, and, except as provided in Paragraph H of Section VII hereof, neither party hereto not in material breach or default of its representations, warranties and covenants hereunder shall have any liability of any kind to the other party including but not limited to liability for expenses incurred by the other party in connection with this transaction; provided that no such termination shall relieve a breaching party from liability for any uncured willful breach of a covenant, undertaking, representation or warranty giving rise to such termination.

IX.  CLOSING AND EFFECTIVE TIME

     The consummation of the transactions contemplated by this Agreement shall take place at a closing to be held at the offices of Fifth Third in Cincinnati, Ohio on a Friday which is as soon as is reasonably possible following the date that all of the conditions precedent to closing set forth in Section VI hereof, including the waiting period required by any banking or bank holding company regulatory agency after its approval of the Merger is issued before the transaction may be consummated, have been fully met or effectively waived (the "Closing Date"). Pursuant to the filing of articles or a certificate of merger (which shall be acceptable to Capital and Fifth Third) with the Secretary of the State of Ohio in accordance with law and this Agreement, the Merger provided for herein shall become effective at the close of business on said day (the "Effective Time"). By mutual agreement of the parties, the closing may be held at any other time or place or on any other date and the effectiveness of the Merger (and the Effective Time) may be changed by such mutual agreement. None of the representations, warranties and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for agreements of the parties which by their terms are intended to be performed after the Effective Time.

X.  AMENDMENT

     This Agreement may be amended, modified or supplemented by the written agreement of Capital and Fifth Third upon the authorization of each company's respective Board of Directors at any time before or after approval of the Merger and this Agreement by the shareholders of Capital, but after any such approval by the shareholders of Capital no amendment shall be made (without further shareholder approval) which changes in any manner adverse to such shareholders the consideration to be provided to such shareholders pursuant to this Agreement and the Agreement of Merger.

XI.  GENERAL

     This Agreement was made in the State of Ohio and shall be interpreted under the laws of the United States and the State of Ohio. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns but except as specifically set forth herein none of the provisions hereof shall be binding upon and inure to the benefit of any other person, firm or corporation whomsoever. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned or transferred by operation of law or otherwise by any party hereto without the prior written consent of the other party hereto; provided, however, that the merger or consolidation of Fifth Third shall not be deemed an assignment hereunder if Fifth Third is the surviving corporation in such merger or consolidation and Fifth Third Common Stock shall thereafter continue to be publicly traded and issuable to Capital shareholders pursuant to the terms of this Agreement.

XII.  COUNTERPARTS

     This Agreement may be executed in any number of counterparts, each of which shall be deemed an original for all purposes but such counterparts taken together shall constitute one and the same instrument.

     IN WITNESS WHEREOF, the parties hereto have executed this Affiliation Agreement as of the date hereinabove set forth.

                                                    FIFTH THIRD BANCORP

(SEAL)                                         By:  /s/ ROBERT P. NIEHAUS
                                                    -----------------------------------------
                                                    Robert P. Niehaus
                                                    Executive Vice President

                                           Attest:  /s/ PAUL L. REYNOLDS
                                                    -----------------------------------------
                                                    Paul L. Reynolds
                                                    Assistant Secretary

                                                    CAPITAL HOLDINGS, INC.

(SEAL)                                         By:  /s/ ROBERT A. SULLIVAN
                                                    -----------------------------------------
                                                    Robert A. Sullivan
                                                    President and Secretary

                                           Attest:  /s/ JOHN S. SZUCH
                                                    -----------------------------------------
                                                    John S. Szuch
                                                    Chairman and Chief Executive Officer

                                                                         ANNEX B
October 24, 2000

Board of Directors
Capital Holdings, Inc.
5520 Monroe Street
Sylvania, OH 43560
Members of the Board:

     You have requested our opinion as to the fairness, from a financial point of view, to Capital Holdings, Inc. ("Capital") and its shareholders of the terms of the Affiliation Agreement dated as of October 24, 2000 ("Agreement") between Capital and Fifth Third Bancorp, Cincinnati, Ohio ("Fifth Third"). The terms of the Agreement provide for the acquisition of Capital by Fifth Third (the "Acquisition"). The Acquisition will be completed through a merger of Capital with and into Fifth Third, with Fifth Third to be the surviving corporation.

     The terms of the Agreement provide for each outstanding share of Capital common stock to be converted into 0.638 shares of Fifth Third common stock. Fifth Third will not issue fractional shares in connection with the Acquisition; instead, fractional shares shall be settled in cash. The Agreement further provides for options granted by Capital with respect to its common stock to be converted into and become options with respect to Fifth Third common stock.

     In carrying out our engagement, we have reviewed and analyzed material bearing upon the financial and operating condition of Capital and Fifth Third, including but not limited to the following: (i) the Agreement; (ii) the audited financial statements of Capital and Fifth Third for the period 1995 through 1999 and interim financial statements for the period ending September 30, 2000; (iii) certain other publicly available information regarding Capital and Fifth Third;
(iv) publicly available information regarding the performance of certain other companies whose business activities were believed by Austin Associates, Inc. to be generally comparable to those of Capital and Fifth Third; (v) the financial terms, to the extent publicly available, of certain comparable transactions; and
(vi) such other analysis and information as we deemed relevant.

     In our review and analysis, we relied upon and assumed the accuracy and completeness of the financial and other information provided to us or publicly available, and have not attempted to verify the same. We have made no independent verification as to the status of individual loans made by Capital or Fifth Third, and have instead relied upon representations and information concerning loans of Capital and Fifth Third in the aggregate. In rendering our opinion, we have assumed that the transaction will be a tax-free reorganization with no material adverse tax consequences to Capital or Fifth Third, or to Capital shareholders receiving Fifth Third stock. In addition, we have assumed in the course of obtaining the necessary approvals for the transaction, no condition will be imposed that will have a material adverse effect on the contemplated benefits of the transaction to Capital and its shareholders.

     Based upon our analysis and subject to the qualifications described herein, we believe that as of the date of this letter, the terms of the Agreement are fair, from a financial point of view, to Capital and its shareholders.

     For our services in rendering this opinion, Capital will pay us a fee and indemnify us against certain liabilities.

AUSTIN ASSOCIATES, INC.

                                                                         ANNEX C

                               OHIO REVISED CODE
                    TITLE XVII CORPORATIONS -- PARTNERSHIPS
                     CHAPTER 1701: GENERAL CORPORATION LAW

SEC. 1701.85 QUALIFICATIONS OF AND PROCEDURES FOR DISSENTING SHAREHOLDERS

     (A) (1) A shareholder of a domestic corporation is entitled to relief as a dissenting shareholder in respect of the proposals described in sections 1701.74, 1701.76, and 1701.84 of the Revised Code, only in compliance with this section.

     (2) If the proposal must be submitted to the shareholders of the corporation involved, the dissenting shareholder shall be a record holder of the shares of the corporation as to which he seeks relief as of the date fixed for the determination of shareholders entitled to notice of a meeting of the shareholders at which the proposal is to be submitted, and such shares shall not have been voted in favor of the proposal. Not later than ten days after the date on which the vote on the proposal was taken at the meeting of the shareholders, the dissenting shareholder shall deliver to the corporation a written demand for payment to him of the fair cash value of the shares as to which he seeks relief, which demand shall state his address, the number and class of such shares, and the amount claimed by him as the fair cash value of the shares.

     (3) The dissenting shareholder entitled to relief under division (C) of section 1701.84 of the Revised Code in the case of a merger pursuant to section 1701.80 of the Revised Code and a dissenting shareholder entitled to relief under division (E) of section 1701.84 of the Revised Code in the case of a merger pursuant to section 1701.801 of the Revised Code shall be a record holder of the shares of the corporation as to which he seeks relief as of the date on which the agreement of merger was adopted by the directors of that corporation. Within twenty days after he has been sent the notice provided in section 1701.80 or 1701.801 of the Revised Code, the dissenting shareholder shall deliver to the corporation a written demand for payment with the same information as that provided for in division (A)(2) of this section.

     (4) In the case of a merger or consolidation, a demand served on the constituent corporation involved constitutes service on the surviving or the new entity, whether the demand is served before, on, or after the effective date of the merger or consolidation.

     (5) If the corporation sends to the dissenting shareholder, at the address specified in his demand, a request for the certificates representing the shares as to which he seeks relief, the dissenting shareholder, within fifteen days from the date of the sending of such request, shall deliver to the corporation the certificates requested so that the corporation may forthwith endorse on them a legend to the effect that demand for the fair cash value of such shares has been made. The corporation promptly shall return such endorsed certificates to the dissenting shareholder. A dissenting shareholder's failure to deliver such certificates terminates his rights as a dissenting shareholder, at the option of the corporation, exercised by written notice sent to the dissenting shareholder within twenty days after the lapse of the fifteen-day period, unless a court for good cause shown otherwise directs. If shares represented by a certificate on which such a legend has been endorsed are transferred, each new certificate issued for them shall bear a similar legend, together with the name of the original dissenting holder of such shares. Upon receiving a demand for payment from a dissenting shareholder who is the record holder of uncertificated securities, the corporation shall make an appropriate notation of the demand for payment in its shareholder records. If uncertificated shares for which payment has been demanded are to be transferred, any new certificate issued for the shares shall bear the legend required for certificated securities as provided in this paragraph. A transferee of the shares so endorsed, or of uncertificated securities where such notation has been made, acquires only such rights in the corporation as the original dissenting holder of such shares had immediately after the service of a demand for payment of the fair cash value of the shares. A request under this paragraph by the corporation is not an admission by the corporation that the shareholder is entitled to relief under this section.

     (B) Unless the corporation and the dissenting shareholder have come to an agreement on the fair cash value per share of the shares as to which the dissenting shareholder seeks relief, the dissenting shareholder or the corporation, which in case of a merger or consolidation may be the surviving or new entity, within three months after the service of the demand by the dissenting shareholder, may file a complaint in the court of common pleas of the county in which the principal office of the corporation that issued the shares is located or was located when the proposal was adopted by the shareholders of the corporation, or, if the proposal was not required to be submitted to the shareholders, was approved by the directors. Other dissenting shareholders, within that three-month period, may join as plaintiffs or may be joined as defendants in any such proceeding, and any two or more such proceedings may be consolidated. The complaint shall contain a brief statement of the facts, including the vote and the facts entitling the dissenting shareholder to the relief demanded. No answer to such a complaint is required. Upon the filing of such a complaint, the court, on motion of the petitioner, shall enter an order fixing a date for a hearing on the complaint and requiring that a copy of the complaint and a notice of the filing and of the date for hearing be given to the respondent or defendant in the manner in which summons is required to be served or substituted service is required to be made in other cases. On the day fixed for the hearing on the complaint or any adjournment of it, the court shall determine from the complaint and from such evidence as is submitted by either party whether the dissenting shareholder is entitled to be paid the fair cash value of any shares and, if so, the number and class of such shares. If the court finds that the dissenting shareholder is so entitled, the court may appoint one or more persons as appraisers to receive evidence and to recommend a decision on the amount of the fair cash value. The appraisers have such power and authority as is specified in the order of their appointment. The court thereupon shall make a finding as to the fair cash value of a share and shall render judgment against the corporation for the payment of it, with interest at such rate and from such date as the court considers equitable. The costs of the proceeding, including reasonable compensation to the appraisers to be fixed by the court, shall be assessed or apportioned as the court considers equitable. The proceeding is a special proceeding and final orders in it may be vacated, modified, or reversed on appeal pursuant to the Rules of Appellate Procedure and, to the extent not in conflict with those rules, Chapter 2505. of the Revised Code. If, during the pendency of any proceeding instituted under this section, a suit or proceeding is or has been instituted to enjoin or otherwise to prevent the carrying out of the action as to which the shareholder has dissented, the proceeding instituted under this section shall be stayed until the final determination of the other suit or proceeding. Unless any provision in division (D) of this section is applicable, the fair cash value of the shares that is agreed upon by the parties or fixed under this section shall be paid within thirty days after the date of final determination of such value under this division, the effective date of the amendment to the articles, or the consummation of the other action involved, whichever occurs last. Upon the occurrence of the last such event, payment shall be made immediately to a holder of uncertificated securities entitled to such payment. In the case of holders of shares represented by certificates, payment shall be made only upon and simultaneously with the surrender to the corporation of the certificates representing the shares for which the payment is made.

     (C) If the proposal was required to be submitted to the shareholders of the corporation, fair cash value as to those shareholders shall be determined as of the day prior to the day on which the vote by the shareholders was taken and, in the case of a merger pursuant to section 1701.80 or 1701.801 of the Revised Code, fair cash value as to shareholders of a constituent subsidiary corporation shall be determined as of the day before the adoption of the agreement of merger by the directors of the particular subsidiary corporation. The fair cash value of a share for the purposes of this section is the amount that a willing seller who is under no compulsion to sell would be willing to accept and that a willing buyer who is under no compulsion to purchase would be willing to pay, but in no event shall the fair cash value of a share exceed the amount specified in the demand of the particular shareholder. In computing such fair cash value, any appreciation or depreciation in market value resulting from the proposal submitted to the directors or to the shareholders shall be excluded.

     (D) (1) The right and obligation of a dissenting shareholder to receive such fair cash value and to sell such shares as to which he seeks relief, and the right and obligation of the corporation to purchase such shares and to pay the fair cash value of them terminates if any of the following applies:

     (a) The dissenting shareholder has not complied with this section, unless the corporation by its directors waives such failure;

     (b) The corporation abandons the action involved or is finally enjoined or prevented from carrying it out, or the shareholders rescind their adoption of the action involved;

     (c) The dissenting shareholder withdraws his demand, with the consent of the corporation by its directors;

     (d) The corporation and the dissenting shareholder have not come to an agreement as to the fair cash value per share, and neither the shareholder nor the corporation has filed or joined in a complaint under division (B) of this section within the period provided in that division.

     (2) For purposes of division (D)(1) of this section, if the merger or consolidation has become effective and the surviving or new entity is not a corporation, action required to be taken by the directors of the corporation shall be taken by the general partners of a surviving or new partnership or the comparable representatives of any other surviving or new entity.

     (E) From the time of the dissenting shareholder's giving of the demand until either the termination of the rights and obligations arising from it or the purchase of the shares by the corporation, all other rights accruing from such shares, including voting and dividend or distribution rights, are suspended. If during the suspension, any dividend or distribution is paid in money upon shares of such class or any dividend, distribution, or interest is paid in money upon any securities issued in extinguishment of or in substitution for such shares, an amount equal to the dividend, distribution, or interest which, except for the suspension, would have been payable upon such shares or securities, shall be paid to the holder of record as a credit upon the fair cash value of the shares. If the right to receive fair cash value is terminated other than by the purchase of the shares by the corporation, all rights of the holder shall be restored and all distributions which, except for the suspension, would have been made shall be made to the holder of record of the shares at the time of termination.

                                                                         ANNEX D

                           ACQUIRING PERSON STATEMENT

     1. The identity of the "Acquiring Person" is: Fifth Third Bancorp, a corporation organized and existing under the laws of the State of Ohio and registered as a financial holding company under the Bank Holding Company Act of 1956, as amended (the "Acquiring Person").

     2. This Acquiring Person Statement is being given by the Acquiring Person pursuant to Section 1701.831 of the Ohio Revised Code.

     3. The number of common shares, no par value per share, of Capital Holdings, Inc., a corporation organized and existing under the laws of the State of Ohio and registered as a bank holding company under the Bank Holding Company Act of 1956, as amended, owned, directly or indirectly, by the Acquiring Person on the date of this statement is: None.

     4. The range of voting power, described in division (Z)(1) of Section 1701.01 of the Ohio Revised Code, under which the proposed control share acquisition will, if and on the date it is consummated, fall is: (c) a majority or more of such voting power.

     5. The proposed control share acquisition is to be consummated on the terms contained in the affiliation agreement dated as of October 24, 2000 between the Acquiring Person and Capital Holdings, Inc. (the "Affiliation Agreement"), a copy of which is attached hereto as Annex A.

     6. The acquiring Person hereby represents that the proposed control share acquisition, if consummated in accordance with the terms of the Affiliation Agreement, will not be contrary to law and hereby further represents that the Acquiring Person has the financial capacity to make the proposed control share acquisition.

     IN WITNESS WHEREOF, the undersigned has caused this Acquiring Person Statement to be executed and delivered to Capital Holdings, Inc. this ___ day of ____________, 200_.

                                          FIFTH THIRD BANCORP

                                          By:
                                          --------------------------------------
                                              Name: Paul L. Reynolds
                                              Title: Assistant Secretary

                     INFORMATION NOT REQUIRED IN PROSPECTUS

INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 1701.13(E) of the Ohio Revised Code provides that a corporation may indemnify or agree to indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, other than an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, employee, member, manager, or agent of another corporation, domestic or foreign, nonprofit or for profit, a limited liability company, or a partnership, joint venture, trust, or other enterprise, against expenses, including attorney's fees, judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit, or proceeding, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if he had no reasonable cause to believe his conduct was unlawful.

     The termination of any action, suit, or proceeding by judgment, order, settlement, or conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, that he had reasonable cause to believe that his conduct was unlawful. Section 1701.13(E)(2) further specifies that a corporation may indemnify or agree to indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor, by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, employee, member, manager, or agent of another corporation, domestic or foreign, nonprofit or for profit, a limited liability company, or a partnership, joint venture, trust, or other enterprise, against expenses, including attorney's fees, actually and reasonably incurred by him in connection with the defense or settlement of such action or suit, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of (a) any claim, issue, or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless, and only to the extent, that the court of common pleas or the court in which such action or suit was brought determines, upon application, that, despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court of common pleas or such other court shall deem proper, and (b) any action or suit in which the only liability asserted against a director is pursuant to Section 1701.95 of the Ohio Revised Code concerning unlawful loans, dividends and distribution of assets.

     In addition, Section 1701.13(E) requires a corporation to pay any expenses, including attorney's fees, of a director in defending an action, suit, or proceeding referred to above as they are incurred, in advance of the final disposition of the action, suit, or proceeding, upon receipt of an undertaking by or on behalf of the director in which he agrees to both (1) repay such amount if it is proved by clear and convincing evidence that his action or failure to act involved an act or omission undertaken with deliberate intent to cause injury to the corporation or undertaken with reckless disregard for the best interests of the corporation and (2) reasonably cooperate with the corporation concerning the action, suit, or proceeding. The indemnification provided by
Section 1701.13(E) shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under the articles of incorporation or code of regulations of Fifth Third.

     The code of regulations of Fifth Third provides that Fifth Third shall indemnify each director and each officer of Fifth Third, and each person employed by Fifth Third who serves at the written request of the President of Fifth Third as a director, trustee, officer, employee or agent of another corporation, domestic or foreign, nonprofit or for profit, to the full extent permitted by Ohio law. Fifth Third may indemnify assistant officers, employees and others by action of the Board of Directors to the extent permitted by Ohio law.

     Fifth Third carries directors' and officers' liability insurance coverage which insures its directors and officers and the directors and officers of its subsidiaries in certain circumstances.

EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

DOCUMENT                                                      EXHIBIT          REFERENCE
--------                                                      -------          ---------
Affiliation Agreement (excluding exhibits) dated as of        2          Included in Annex A
  October 24, 2000 by and between Fifth Third Bancorp and
  Capital Holdings, Inc.
Amended Articles of Incorporation of Fifth Third Bancorp, as  3.1        Incorporated by
  amended                                                                Reference (1)
Code of Regulations of Fifth Third Bancorp, as amended        3.2        Incorporated by
                                                                         Reference (2)
Opinion of counsel employed by Fifth Third Bancorp as to the  5 legality of the securities being issued
Opinion of Graydon Head & Ritchey LLP to Fifth Third as to    8
  tax matters
1999 Annual Report to Shareholders of Fifth Third Bancorp     13.1       Incorporated by
                                                                         Reference (3)
Subsidiaries of Fifth Third Bancorp                           21         Incorporated by
                                                                         Reference (3)
Consent of Deloitte & Touche LLP                              23.1
Consent of Ernst & Young LLP                                  23.2
Consent of Austin Associates, Inc.                            23.3
Consent of counsel employed by Fifth Third Bancorp            23.4       Included in Exhibit 5
Consent of Graydon Head & Ritchey LLP                         23.5       Included in Exhibit 8
A power of attorney where various individuals authorize the   24
  signing of their names to any and all amendments to this
  registration statement and other documents submitted in
  connection herewith is contained on the first page of the
  signature pages following Part II of this registration
  statement
Fairness Opinion of Austin Associates, Inc. (set forth in     99.1       Included in Annex B
  Annex B to the proxy statement/prospectus included in this registration statement)
Form of Proxy Card for Special Meeting                        99.2
Form of Notice of Special Meeting of Capital Holdings         99.3
  Shareholders

---------------

(1) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2000.

(2) Filed with the Securities and Exchange Commission as an exhibit to a registration statement on Form S-4, Registration No. 33-63966.

(3) Incorporated by reference to the Registrant's Annual Report on Form 10-K filed for the year ended December 31, 1999.

UNDERTAKINGS

     (1) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (2) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

     (3) The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (2) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (4) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

     (5) The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

     (6) The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     (7) The undersigned Registrant hereby undertakes:

          (a) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (i) To include any prospectus required by section 10 (a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of a prospectus filed with the Commission pursuant to Rule 424 (b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

          Provided, however, that paragraphs (7)(a)(i) and (7)(a)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to section 13 or 15
     (d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

          (b) That, for the purpose of determining liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-4, and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cincinnati, State of Ohio, on December 15, 2000.

                                        FIFTH THIRD BANCORP

                                        By: /s/ GEORGE A. SCHAEFER, JR.
                                           -------------------------------------
                                           George A. Schaefer, Jr.
                                           President and Chief Executive Officer

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints GEORGE A. SCHAEFER, JR., his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign and execute on behalf of the undersigned any and all amendments (including post-effective amendments) to this Registration Statement (and to any Registration Statement filed pursuant to Rule 462 under the Securities Act), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection with any such amendments, as fully to all intents and purposes as he might or could do in person, and does hereby ratify and confirm all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Principal Executive Officer:

/s/ GEORGE A. SCHAEFER, JR.                         Date:  December 15, 2000
------------------------------------------------
George A. Schaefer, Jr.
President and Chief Executive Officer

Principal Financial Officer:

/s/ NEAL E. ARNOLD                                  Date:  December 15, 2000
------------------------------------------------
Neal E. Arnold
Chief Financial Officer, Executive
Vice President and Treasurer

Principal Accounting Officer:

/s/ ROGER W. DEAN                                   Date:  December 15, 2000
------------------------------------------------
Roger W. Dean
Controller

Directors of the Company:

/s/ DARRYL F. ALLEN                                 Date:  December 15, 2000
------------------------------------------------
Darryl F. Allen

/s/ JOHN F. BARRETT                                 Date:  December 15, 2000
------------------------------------------------
John F. Barrett

/s/ GERALD V. DIRVIN                                Date:  December 15, 2000
------------------------------------------------
Gerald V. Dirvin

/s/ THOMAS B. DONNELL                               Date:  December 15, 2000
------------------------------------------------
Thomas B. Donnell

/s/ RICHARD T. FARMER                               Date:  December 15, 2000
------------------------------------------------
Richard T. Farmer

/s/ JOSEPH H. HEAD, JR.                             Date:  December 15, 2000
------------------------------------------------
Joseph H. Head, Jr.

                                                    Date:
------------------------------------------------
Joan R. Herschede

/s/ ALLEN M. HILL                                   Date:  December 15, 2000
------------------------------------------------
Allen M. Hill

/s/ WILLIAM G. KAGLER                               Date:  December 15, 2000
------------------------------------------------
William G. Kagler

/s/ JAMES D. KIGGEN                                 Date:  December 15, 2000
------------------------------------------------
James D. Kiggen

/s/ JERRY L. KIRBY                                  Date:  December 15, 2000
------------------------------------------------
Jerry L. Kirby

/s/ ROBERT L. KOCH, II                              Date:  December 15, 2000
------------------------------------------------
Robert L. Koch, II

/s/ MITCHEL D. LIVINGSTON, PH.D.                    Date:  December 15, 2000
------------------------------------------------
Mitchel D. Livingston, Ph.D.

/s/ ROBERT B. MORGAN                                Date:  December 15, 2000
------------------------------------------------
Robert B. Morgan

/s/ DAVID E. REESE                                  Date:  December 15, 2000
------------------------------------------------
David E. Reese

                                                    Date:
------------------------------------------------
James E. Rogers

/s/ BRIAN H. ROWE                                   Date:  December 15, 2000
------------------------------------------------
Brian H. Rowe

/s/ GEORGE A. SCHAEFER, JR.                       Date:  December 15, 2000
------------------------------------------------
George A. Schaefer, Jr.

/s/ JOHN J. SCHIFF, JR.                           Date:  December 15, 2000
------------------------------------------------
John J. Schiff, Jr.

/s/ DONALD B. SHACKELFORD                         Date:  December 15, 2000
------------------------------------------------
Donald B. Shackelford

/s/ DENNIS J. SULLIVAN, JR.                       Date:  December 15, 2000
------------------------------------------------
Dennis J. Sullivan, Jr.

/s/ DUDLEY S. TAFT                                Date:  December 15, 2000
------------------------------------------------
Dudley S. Taft

/s/ THOMAS W. TRAYLOR                             Date:  December 15, 2000
------------------------------------------------
Thomas W. Traylor

/s/ ALTON C. WENDZEL                              Date:  December 15, 2000
------------------------------------------------
Alton C. Wendzel